                                       Filed Pursuant to Rule 424 (b) (4)
                                       Registration Nos.333-88853, 333-88853-01
PROSPECTUS

                                   $7,000,000

                               NBN CAPITAL TRUST

                           9.60% PREFERRED SECURITIES
    FULLY AND UNCONDITIONALLY GUARANTEED AS DESCRIBED IN THIS PROSPECTUS, BY

                               NORTHEAST BANCORP
                             ---------------------

     NBN Capital Trust is offering preferred securities for sale to the public which Northeast Bancorp will fully and unconditionally guarantee, to the extent described in this prospectus, based on its obligations under a guarantee, a trust agreement, and an indenture.

NORTHEAST BANCORP --

- We are a unitary savings and loan holding corporation that offers a full range of financial and banking services and products to its customers in the state of Maine through our wholly-owned banking subsidiary, Northeast Bank, F.S.B.

- We will purchase all of the common securities of the Trust.

THE TRUST --

- NBN Capital Trust is a Delaware business trust.

- The Trust will sell preferred securities to the public and common securities to Northeast Bancorp. The proceeds will be used to purchase an equal amount of our junior subordinated debentures.

THE PREFERRED SECURITIES --

- The preferred securities represent beneficial interests in the assets of the Trust, which will include the junior subordinated debentures and payments on the junior subordinated debentures.

- Holders of the preferred securities are entitled to receive cumulative cash distributions at an annual rate of 9.60% on March 31, June 30, September 30, and December 31 of each year, beginning on December 31, 1999.

- The preferred securities mature on December 31, 2029.

- The Trust may redeem the preferred securities for cash or in exchange for the junior subordinated debentures.

- If we defer interest payments on the junior subordinated debentures, the Trust will defer distributions on the preferred securities.

THE JUNIOR SUBORDINATED DEBENTURES --

- We will sell $7,216,495 of our 9.60% junior subordinated debentures to the Trust.

- The junior subordinated debentures are scheduled to mature on December 31, 2029, but we may shorten this time period.

- We may defer interest payments on the junior subordinated debentures from time to time.

    The preferred securities have been approved for listing on the American Stock Exchange under the trading symbol "NBN.Pr".
                             ---------------------

     INVESTING IN THE PREFERRED SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NONE OF THE SECURITIES OFFERED BY THIS PROSPECTUS ARE DEPOSITS OR SAVINGS ACCOUNTS OF A BANK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                               PER PREFERRED SECURITY            TOTAL
----------------------------------------------------------------------------------------------------------------
Public offering price.......................................           $7.00                   $7,000,000
----------------------------------------------------------------------------------------------------------------
Underwriting fees (to be paid by Northeast Bancorp).........             *                         *
----------------------------------------------------------------------------------------------------------------
Proceeds to NBN Capital Trust, before expenses..............           $7.00                   $7,000,000
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

    The public offering price includes accrued distributions, if any, from November 23, 1999. Because all of the proceeds from the sale of the preferred securities will be used to purchase the junior subordinated debentures, we have agreed to pay the underwriters, as compensation, $0.245 per preferred security or $245,000 in the aggregate. We also have granted the underwriters an option to purchase up to an additional 150,000 preferred securities at the public offering price within 30 days after the date of this prospectus to cover any over-allotments.

    The Trust expects the preferred securities to be ready for delivery in book entry only form through the Depository Trust Company on or about November 23, 1999.
                             ---------------------

                                  ADVEST, INC.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 17, 1999

                            (NORTHEAST BANCORP MAP)

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
A Note About Forward-Looking Statements.....................    3
Prospectus Summary..........................................    5
Risk Factors................................................   13
NBN Capital Trust...........................................   20
Use of Proceeds.............................................   21
Capitalization..............................................   22
Accounting Treatment........................................   22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Business....................................................   50
Description of Preferred Securities.........................   59
Description of Junior Subordinated Debentures...............   72
Description of Guarantee....................................   82
Relationship Among the Preferred Securities, the Junior
  Subordinated Debentures, and the Guarantee................   84
Certain Federal Income Tax Consequences.....................   86
Certain ERISA Considerations................................   90
Supervision and Regulation..................................   90
Underwriting................................................  100
Validity of Securities......................................  101
Experts.....................................................  102
Where Can You Find More Information.........................  102
Documents Incorporated by Reference.........................  102
Index to Financial Statements...............................  F-1

                    A NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to our financial condition, results of operations, plans, objectives, future performance and business operations. These statements relate to expectations concerning matters that are not historical fact. These forward-looking statements are typically identified by words or phrases such as "believes" , "expects", "anticipates", "plans", "estimates", "approximately", "intend", and other similar words and phrases, or future or conditional verbs such as "will", "should", "would", "could", and "may". These forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties. Although we believe our expectations are based on reasonable assumptions, a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Some factors include those described under "Risk Factors" and the following:

     - general economic conditions, either nationally or in Maine, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a decreased demand for our services and products;

     - changes in the interest rate environment which could reduce our margins and increase defaults in our loan portfolio;

     - a significant increase in competitive pressures in the banking or financial services industry;

     - changes in political conditions or in the legislative or regulatory environment which adversely affect the businesses in which we will be engaged or limit the payment of dividends by us or the Bank;

     - changes occurring in consumer spending, saving, and borrowing habits;

     - changes in accounting policies and practices, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board;

     - changes in technology and challenges associated with Year 2000 issues;

     - changes in trade, tax, monetary or fiscal policies; and

     - money market and monetary fluctuations, and changes in inflation and in the securities markets.

     Many of these factors are beyond our control and you should read carefully the factors described in the "Risk Factors" section beginning on page 13 of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. You should carefully read this prospectus and the information that is incorporated by reference into this prospectus, in their entirety, before you decide to invest in the preferred securities.

                               NORTHEAST BANCORP

GENERAL

     Northeast Bancorp is a unitary savings and loan holding company, incorporated under the laws of the State of Maine in 1987. Northeast Bancorp, through its subsidiary, is a full service financial institution able to deliver a broad array of financial services and products to our customers. We originate residential real estate loans, commercial real estate and business loans, and consumer loans, primarily in the State of Maine, through our principal subsidiary, Northeast Bank, F.S.B. We also purchase wholesale residential loans from third parties and make other permitted investments. Our Bank's trust department offers trust services, including administration of retirement plans such as profit sharing, pension, and 401(k) plans. Further, financial planning, investment, and insurance products are provided to customers by Northeast Financial Services Corporation, a subsidiary of the Bank. In this regard, Northeast Financial Services Corporation provides brokerage services to our customers through an arrangement with Commonwealth Equity Services, Inc., a New York securities firm, and uses relationships with several insurance companies and agencies in order to provide access to a full range of insurance products for our customers. We serve our customers from 12 full service retail banking branches located in Auburn, Lewiston, Augusta, Bethel, Harrison, South Paris, Buckfield, Mechanic Falls, Brunswick, Richmond and Lisbon Falls, Maine. The Bank also maintains a facility in Falmouth, Maine from which it accepts loan applications and offers investment, insurance, and financial planning products. As of June 30, 1999, we had total consolidated assets of approximately $364.4 million, deposits of $219.4 million, and stockholders' equity of $26.7 million.

     The Bank:

     - is a federally-chartered savings bank and is subject to examination and comprehensive regulation by the Office of Thrift Supervision;

     - is a member of the Federal Home Loan Bank of Boston;

     - has deposits which are insured by the Federal Deposit Insurance Corporation to the extent permitted by law;

     - was formerly known as Bethel Savings Bank F.S.B. and was originally organized in 1872 as a Maine-chartered mutual savings bank; and

     - converted into a federal savings bank in fiscal 1984, and in 1987 restructured into a stock form of ownership.

In 1991 we purchased Brunswick Federal Savings, F.A. and in 1996 merged Bethel and Brunswick. Bethel was the surviving savings bank and its name was changed to Northeast Bank, F.S.B.

     The Bank currently offers its customers access to a broad range of financial services and products including: (a) real estate, commercial, and consumer loans, (b) deposit and investment services, (c) trust services, (d) debit cards, (e) electronic transfer services, and (f) other related products. In addition, through relationships and arrangements developed by us, we are able to provide our customers with access to insurance products, brokerage services, and ATMs. Historically, the Bank has served primarily as a residential mortgage lender and its business has mainly consisted of attracting deposits from the general public through its retail banking offices and utilizing those funds primarily for loans. In particular, the Bank has applied these funds to originate, retain, service, invest in, and sell first mortgage loans on single and multi-family residential real estate. In recent years, the Bank has expanded its efforts in the consumer, small business, home equity, and commercial lending areas, including indirect lending through local automobile dealerships.

STRATEGY

     Northeast Bancorp's overall strategy is to increase the core earnings of the Bank by developing stronger interest margins, improving non-interest fee income, and increasing the volume of banking products and services through the expansion of the Bank's market areas. To this end, the Bank seeks to be an all-inclusive financial center able to provide its customers with nearly every financial service and product that they may require. Specifically, the Bank provides personalized financial planning services to assist its clients in assessing their financial needs. After determining the customers' financial needs, we provide the financial products or services which most beneficially meet those needs. We believe that the ability to provide such personalized service and advice will be one of the primary bases on which financial institutions will compete for business in the future. As a result, over the past few years the Bank has invested a substantial amount of resources in developing its ability to offer a high level of personalized service with an emphasis on financial planning and delivery of financial advisory services responsive to a broad range of customer needs.

     We believe that our emphasis on personalized financial planning and advice, together with the local character of the Bank's business and its "community bank" management philosophy, will allow it to continue to compete effectively in its market area. The Bank's community bank approach provides its customers at each branch location with:

     - local decision-making authority,

     - employees who are familiar with the customers' needs, their business environment, and competitive demands, and

     - employees who are able to develop and customize personalized financial solutions to the customer's needs on a turn-key basis.

     We believe that our strategy of providing "one-stop shopping" for our customers' financial needs, together with our community bank approach, will continue to foster the development of profitable long-term banking relationships between the Bank and its customers.

     Our principal executive offices are located at 232 Center Street, Auburn, Maine, 04210, and our telephone number is (207) 777-6411.

                               NBN CAPITAL TRUST

     NBN Capital Trust is a Delaware statutory business trust that we created for the limited purpose of:

     - issuing its preferred securities and the common securities;

     - investing the proceeds that it receives from issuing the preferred securities and the common securities in an equivalent amount of junior subordinated debentures issued by us; and

     - engaging only in those activities related to the activities described above.

     The Trust will issue all of the preferred securities to the purchasers in this offering. We will purchase all of the common securities. The common securities will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust.

     The junior subordinated debentures will be the only assets of the Trust, and payments under the junior subordinated debentures will be the only revenue of the Trust.

     The Trust will be governed by a trust agreement among us, as depositor, Bankers Trust (Delaware), as Delaware trustee, and Bankers Trust Company, as property trustee. The Trust will continue in existence for 31 years unless it is dissolved earlier under the terms of the trust agreement.

     The principal executive offices of the Trust is c/o Northeast Bancorp at 232 Center Street, Auburn, Maine 04210, and its telephone number is (207) 777-6411.

                                  THE OFFERING

The Issuer....................   NBN Capital Trust, a Delaware statutory
                                 business trust.

The Securities Being
Offered.......................   1,000,000 preferred securities having a
                                 liquidation amount of $7.00 per preferred security. The preferred securities represent preferred undivided beneficial interests in the assets of the Trust, which will consist solely of the junior subordinated debentures. We will guarantee payments on the preferred securities to the extent of funds in the Trust. The Trust has granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional 150,000 preferred securities at the initial offering price, solely to cover over-allotments, if any.

The Offering Price............   $7.00 per preferred security, plus accrued
                                 distributions, if any, from November 23, 1999.

The Payment of
Distributions.................   The Trust will pay distributions to you on each
                                 preferred security at an annual rate of 9.60%.
                                 The distributions will be cumulative, will accumulate from November 23, 1999 (the date that the preferred securities are issued), and will be payable in arrears at the end of each calendar quarter, commencing December 31, 1999.

Junior Subordinated
Debentures....................   The Trust will invest the proceeds from the
                                 issuance of the preferred securities and the common securities in an equivalent amount of our 9.60% junior subordinated debentures. The junior subordinated debentures are scheduled to mature on December 31, 2029, unless we shorten the maturity date. We will not shorten the maturity date unless we have first received any required regulatory approvals.

We Have the Option to Extend
the Interest Payment Period...   At any time we are not in default under the
                                 junior subordinated debentures, we may defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarters, but not beyond their stated maturity date. If we defer payment on the junior subordinated debentures, the Trust will defer quarterly distributions on the preferred securities.
                                 Deferred quarterly distributions will continue to accumulate additional distributions at an annual rate of 9.60% compounded quarterly.

                                 During any period that we are deferring
                                 interest payments, we may not declare or pay any cash distributions on our capital stock or debt securities that are of equal or lower rank than the junior subordinated debentures. After the end of any period in which we defer interest payments, we may again defer payments if we have paid all the previously deferred and current interest due under the junior subordinate debentures. If we defer interest payments, you will be required to include deferred interest income in your gross income for United States federal income tax purposes even if you have not yet received your cash distribution from such deferred interest payments.

Redemption of the Preferred
Securities....................   The Trust must redeem the preferred securities
                                 when payment is made on the junior subordinated debentures on their scheduled maturity date, or following any earlier redemption of the junior subordinated debentures. Subject to any regulatory approvals that may then be required, we may redeem the junior subordinated debentures prior to their scheduled maturity (1) in whole or in part at any time on or after December 31, 2004, or (2) in whole, but not in part, within 90 days after:

                                 - certain tax events occur or become likely to
                                   occur;

                                 - the Trust is or becomes likely to be deemed
                                   an investment company; or

                                 - there is a change in the capital treatment of
                                   the preferred securities under applicable banking regulations.

                                 Following the repayment of the junior
                                 subordinated debentures at their scheduled maturity or upon any earlier redemption, we will use the cash proceeds from such repayment to pay to you a liquidation amount for the preferred securities. The liquidation amount that you will receive will be $7.00 per preferred security plus any accrued and unpaid distributions through the date of redemption.

How the Securities Will Rank
in Right of Payment...........   - The preferred securities will rank equally
                                   with the common securities. The Trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default on the junior subordinated debentures by failing to make interest payments, then no distributions will be paid on the common securities until all accumulated and unpaid distributions on the preferred securities have been paid.

                                 - Our obligations under the junior subordinated
                                   debentures and the guarantee are unsecured and generally will rank junior in priority to our senior and other subordinated indebtedness.

                                 - Because we are a holding company, the junior
                                   subordinated debentures and the guarantee will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries.

The Junior Subordinated
Debentures May Be Distributed
  to You......................   Under certain circumstances, we may dissolve
                                 the Trust after obtaining any necessary
                                 regulatory approvals. If we dissolve the Trust, after satisfaction of any of the Trust's liabilities to creditors, the Trust will distribute your pro rata share of the junior subordinated debentures to you in liquidation of the Trust.

Our Guarantee of Payments.....   We will fully and unconditionally guarantee the
                                 obligations of the preferred securities through the following:

                                 - our obligation to make payments on the junior
                                   subordinated debentures;

                                 - our obligations under the guarantee executed
                                   for the benefit of the holders of the
                                   preferred securities; and

                                 - our obligations under the trust agreement.

                                 If we do not make payments under the junior subordinated debentures, the Trust will not have sufficient funds to make payments on the preferred securities. The guarantee does not cover payments when the Trust does not have sufficient funds.

Voting Rights.................   You will have no voting rights except in
                                 limited circumstances.

Use of Proceeds...............   The Issuer will invest all of the proceeds from
                                 the sale of the preferred securities and the common securities in our junior subordinated debentures. We intend to use the net proceeds from the sale of our junior subordinated debentures to:

                                 - Make contributions to the capital of the Bank
                                   to support the capital needs of the Bank and its subsidiary,

                                 - Finance possible future acquisitions if, and
                                   when, suitable opportunities arise, and

                                 - Fund any potential repurchase of our common
                                   stock.

ERISA Considerations..........   You must carefully consider the information set
                                 forth under "Certain ERISA Considerations."

AMEX Trading Symbol...........   The preferred securities have been approved for
                                 listing on the American Stock Exchange under the symbol "NBN.Pr."

Book-entry....................   The preferred securities will be represented by
                                 a global security that will be deposited with and registered in the name of the Depository
                                 Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for your preferred securities.

                                  RISK FACTORS

     Before purchasing the preferred securities offered by this prospectus you should carefully consider the "Risk Factors" beginning on page 13.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following is our selected financial information. You should read this selected financial information in conjunction with our consolidated financial statements and the related notes that begin on page F-1. This information has been restated to include our acquisition of Cushnoc Bank & Trust in 1997 accounted for as a pooling of interests.

                                                                                  AT OR FOR THE YEAR
                                                                                    ENDED JUNE 30,
                                                               ---------------------------------------------------------
                                                                 1999        1998        1997        1996        1995
NORTHEAST BANCORP                                              ---------   ---------   ---------   ---------   ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
SELECTED OPERATIONS DATA:
  Interest income...........................................   $ 26,857    $ 24,283    $ 21,936    $ 20,105    $ 18,953
  Interest expense..........................................     14,550      12,810      11,291      10,087       8,841
                                                               --------    --------    --------    --------    --------
  Net interest income.......................................     12,307      11,473      10,645      10,018      10,112
  Provision for loan losses.................................        610         706         614         639         691
  Other operating income(1).................................      2,621       2,384       1,827       1,909       1,760
  Net securities gains......................................         95         288         259         279         419
  Other operating expenses(2)...............................     10,570       9,732       9,718       9,536       9,093
                                                               --------    --------    --------    --------    --------
  Income before income taxes................................      3,843       3,707       2,399       2,031       2,507
  Income tax expense........................................      1,433       1,303         909         738         878
                                                               --------    --------    --------    --------    --------
  Net Income................................................   $  2,410    $  2,404    $  1,490    $  1,293    $  1,629
                                                               ========    ========    ========    ========    ========
CONSOLIDATED PER SHARE DATA(3):
  Net income:
    Basic...................................................   $   0.88    $   1.00    $   0.63    $   0.56    $   0.77
    Diluted.................................................   $   0.86    $   0.86    $   0.56    $   0.50    $   0.66
  Cash dividends............................................   $   0.21    $   0.21    $   0.21    $   0.16    $   0.11
SELECTED BALANCE SHEET DATA:
  Total assets..............................................   $364,383    $322,533    $284,077    $244,782    $231,856
  Loans receivable..........................................    318,986     282,031     222,682     187,210     187,777
  Deposits..................................................    219,364     184,024     172,921     164,855     168,682
  Borrowings................................................    104,569     105,433      81,793      54,140      38,274
  Total stockholders' equity................................     26,683      25,140      22,096      20,364      19,388
PERFORMANCE RATIOS:
  Return on average assets..................................       0.71%       0.83%       0.57%       0.55%       0.71%
  Return on average equity..................................       9.18       10.35        7.05        6.31        8.81
  Average equity to average total assets....................       7.73        7.99        8.09        8.67        8.10
  Efficiency ratio(4).......................................      70.36       68.80       76.33       78.13       73.98
  Net interest margin.......................................       3.30        3.63        3.83        4.04        4.28
  Common dividend payout ratio(3)...........................      24.42       24.42       37.50       32.00       16.67
ASSET QUALITY RATIOS:
  Allowance for loan losses to total loans..................       0.92        1.06        1.23        1.47        1.41
  Allowance for loan losses to non-performing loans.........     255.59      132.47       95.18       86.77      100.15
  Net charge-offs to average loans..........................       0.23        0.20        0.32        0.29        0.42
RATIOS OF EARNINGS TO FIXED CHARGES(5):
  Excluding interest on deposits............................     165.47      170.97      157.28      174.15      194.50
  Including interest on deposits............................     126.41      128.94      121.25      120.13      128.36

---------------

(1) Includes fees for services to customers, gains on sales of loans, and other income.
(2) Includes salaries, employee benefits, occupancy, equipment, and other expenses.
(3) Per share data includes restatement to reflect (a) a 100% stock dividend paid in December 1995, (b) a 50% stock dividend paid in 1997, and (c) adoption of FASB No. 128 "Earnings Per Share" and its retroactive application to periods prior to and including 1997. In 1999, the decrease in basic net income per share was primarily attributable to the conversion of outstanding preferred stock into common stock.
(4) Non-interest expense divided by net interest income plus non-interest income.
(5) The consolidated ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits). There was no amortization of notes expense nor was any portion of net rental expense deemed to be equivalent to interest on debt. Interest expense (other than on deposits) includes interest on notes, federal funds purchased, securities sold under agreements to repurchase, and Federal Home Loan Bank advances.

                              RECENT DEVELOPMENTS

SELECTED FINANCIAL AND OTHER INFORMATION

     RESULTS OF OPERATIONS. Northeast Bancorp's net income for the quarter ended September 30, 1999 was $801,722, or basic and diluted earnings per share of $0.29, as compared to $636,037, or basic earnings of $0.24 per share and diluted earnings per share of $0.23, for the quarter ended September 30, 1998. This represents a 26% increase in earnings from the comparable period last year. Annualized return on assets and on equity were 0.83% and 11.78%, respectively, for the quarter ended September 30, 1999, and compared to 0.77% and 9.90% for the same period ended September 30, 1998. The primary reason for the increase in net income was the continued growth in loan volume and non-interest income.

     Net interest income increased approximately $394,902 for the quarter ended September 30, 1999, or 12.76% relative to the quarter ended September 30, 1998. The increase in net interest income was primarily the result of increased loan volume which was offset, in part, by a decrease in loan rates and an increase in deposit and borrowing volumes. The provision for loan losses taken for the three month period ended September 30, 1999, was $295,229, representing an increase of $90,298 in the loan loss provision taken for the comparable three month period ended September 30, 1998. The increase reflects the growth in loan volume experienced during the recently completed quarter.

     Non-interest income for the quarter ended September 30, 1999 was $627,324, an increase of $120,803, or 23.85%, from the comparable period in 1998. The increase in non-interest income was primarily the result of the growth of other non-interest income to $356,976 for the recent quarter, compared to $236,733 for the quarter ended September 30, 1998. Included in other income was fee income from trust and investment services. This increase in other non-interest income was offset, in part, by a decline in income received from gains on investments.

     Non-interest expenses increased to $2,587,545 in the quarter ended September 30, 1999, from $2,402,657 in the same period of 1998. The increases were due to compensation, occupancy, and equipment expense.

     FINANCIAL CONDITION. Northeast Bancorp's total assets at September 30, 1999 were approximately $385.1 million, an increase of $20.7 million and $56.4 million, or approximately 5.68% and 17.16%, from June 30, 1999 to September 30, 1998, respectively. During the quarter ended September 30, 1999, loans increased approximately $23.0 million and $51.9 million, and investments increased approximately $0.7 million and $6.3 million, as compared to June 30, 1999 and September 30, 1998, respectively.

     Northeast Bancorp's portfolio loans at September 30, 1999, were approximately $342.0 million, or 88.1% of total assets. The allowance for loan losses increased to $3,046,000 at September 30, 1999 from $2,924,000 and $2,870,000 at June 30, 1999 and September 30, 1998, respectively. This allowance represented 0.89% of total loans at September 30, 1999, as compared with 0.92% and 0.99% at June 30, 1999 and September 30, 1998, respectively. We believe that the current allowance for loan losses is sufficient to cover reasonably expected losses in the loan portfolio.

     Deposits at September 30, 1999 were $225.3 million, an increase of $5.9 million and $29.9 million from June 30, 1999, and September 30, 1998, respectively. The increase in deposits was almost entirely the result of internal growth. FHLB advances and securities sold under repurchase agreements were $128.4 million, an increase of $12.7 million and $23.9 million from June 30, 1999 and September 30, 1998, respectively, primarily due to increased borrowing from the Federal Home Loan Bank used to finance our loan growth and general operating expenses.

     The following table sets forth our selected financial and other information at the dates and for the periods indicated. The financial information presented as of September 30, 1999, and for the three months ended on September 30, 1999 and 1998, are unaudited. In the opinion of our management, the unaudited interim financial information of Northeast Bancorp set forth below includes all adjustments and other normal reoccurring accruals which are necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of Northeast Bancorp for the three month period ended

September 30, 1999, are not necessarily indicative of the results that can be expected for the year ending June 30, 2000, or for any other period.

                                                                      AT OR FOR THE
                                                                    THREE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                                --------------------------
                                                                   1999           1998
                                                                -----------    -----------
                                                                       (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS
                                                                EXCEPT PER SHARE DATA AND
                                                                         RATIOS)
SELECTED OPERATIONS DATA:
  Interest income...........................................      $  7,469       $  6,715
  Interest expense..........................................         3,978          3,620
                                                                  --------       --------
  Net interest income.......................................         3,491          3,095
  Provision for loan losses.................................           295            205
  Non-interest income(1)....................................           627            507
  Non-income expense(2).....................................         2,588          2,403
  Income before income taxes................................         1,235            994
                                                                  --------       --------
  Provision for income taxes................................           433            358
  Net Income................................................      $    802       $    636
                                                                  ========       ========
CONSOLIDATED PER SHARE DATA:
  Net income:
     Basic..................................................         $0.29          $0.24
     Diluted................................................         $0.29          $0.23
SELECTED BALANCE SHEET DATA:
  Total assets..............................................      $385,069       $328,661
  Loans receivable..........................................       341,991        290,057
  Deposits..................................................       225,273        195,395
  Borrowings................................................       115,387         99,004
  Total stockholders' equity................................        27,220         25,709
SELECTED RATIOS:
  Return on average assets(3)...............................          0.86%          0.78%
  Return on average equity(3)...............................         11.80           9.99
  Efficiency ratio(4).......................................         62.84          66.70
  Net interest margin.......................................          3.58           3.58
ASSET QUALITY RATIOS:
  Allowance for loan losses to total loans..................          0.89           0.99
  Allowance for loan losses to non-performing loans.........        293.17         162.06
  Non-performing loans to total loans.......................          0.30           0.61
  Non-performing loans to total assets......................          0.27           0.54
  Net charge-offs to average loans..........................          0.07           0.12

---------------

(1) Includes fees for services to customers, gains on sales of loans, and other income.
(2) Includes salaries, employee benefits, occupancy, equipment, and other expenses.
(3) Information for the interim periods ended September 30 have been annualized.
(4) Non-interest expense divided by net interest income plus non-interest income.

DIVIDENDS ON COMMON STOCK

     On October 15, 1999, the Board of Directors of Northeast Bancorp declared a cash dividend on its common stock of $0.053 per share payable on November 19, 1999 to shareholders of record at the close of business on October 29, 1999.

                                  RISK FACTORS

     You should carefully review and consider the following risks as well as other information contained in this prospectus before you decide to purchase the preferred securities. To the extent any of the information contained in this prospectus constitutes forward-looking information, the risk factors set forth below are cautionary statements identifying important factors that could cause Northeast Bancorp's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Northeast Bancorp or the Trust.

               RISK FACTORS RELATING TO THE PREFERRED SECURITIES

IF WE DO NOT MAKE PAYMENTS ON THE JUNIOR SUBORDINATED DEBENTURES, THE TRUST WILL NOT BE ABLE TO MAKE PAYMENTS TO YOU UNDER THE PREFERRED SECURITIES.

     The Trust will depend solely on our payments under the junior subordinated debentures to pay the amounts due to you under the preferred securities. We are a holding company and we conduct substantially all of our operations through the Bank. Because we are a separate legal entity from the Bank and do not have significant operations of our own, our ability to make our payments on the junior subordinated debentures will depend principally on any dividends we receive from the Bank and on our cash and liquid investments.

OUR OBLIGATIONS UNDER THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES ARE SUBORDINATE TO MOST OF OUR OTHER CREDITORS.

     Our obligations under the guarantee and the junior subordinated debentures are unsecured and subordinate in right of payment to all of our existing and future senior debt. This means that in an event of bankruptcy, liquidation, reorganization, or dissolution, our assets must be used to pay off our senior debt in full before any payments may be made on the junior subordinated debentures or the guarantee. Because we are a holding company, the creditors of our subsidiaries also will have priority over us and you in any distribution of the subsidiaries' assets in a bankruptcy, liquidation, reorganization, or dissolution, except to the extent that we are recognized as a creditor of our subsidiaries. The junior subordinated debentures will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the junior subordinated debentures.

     At June 30, 1999, our subsidiaries had outstanding debt and other liabilities, including deposits, of approximately $337.7 million. Our ability to incur additional senior debt is not limited by the indenture pursuant to which the junior subordinated debentures will be issued, the guarantee, or the declaration of trust which created the Trust.

WE HAVE THE ABILITY TO DEFER INTEREST PAYMENTS ON THE JUNIOR SUBORDINATED DEBENTURES AND ANY SUCH DEFERRAL MAY HAVE ADVERSE CONSEQUENCES FOR YOU.

     So long as we are not in default under the junior subordinated debentures, we have the right to defer the payment of interest on the junior subordinated debentures at any time or from time to time for a period not exceeding 20 consecutive quarters. No deferral, however, may extend beyond the stated maturity date of the junior subordinated debentures.

     Because interest payments on the junior subordinated debentures will fund distributions on the preferred securities, the Trust will defer quarterly payments on the preferred securities during any period that we defer the payment of interest on the junior subordinated debentures. Distributions on the preferred securities will accumulate during any deferral period at an annual rate of 9.60% compounded quarterly from the relevant distribution date.

     If we defer interest payments on the junior subordinated debentures, you will be required to accrue interest income for United States federal income tax purposes in respect of your proportionate share of the deferred interest on the junior subordinated debentures held by the Trust. As a result, you would be required to include the accrued interest in your gross income for United States federal income tax purposes before you actually receive any cash attributable to that income. If you sell your preferred securities prior to the record date for the first distribution after a deferral period, you would not receive the cash related to the accrued interest that you reported for tax purposes. In addition, during a deferral period your tax basis in the preferred securities will increase by the amount of accrued but unpaid distributions. If you sell your preferred securities during a deferral period, your increased tax basis will decrease the amount of capital gain or increase the amount of capital loss that you may have otherwise realized on the sale. A capital loss, except in limited circumstances, cannot be applied to offset ordinary income. As a result, a deferral of distributions could result in ordinary income, a related tax liability for the holder, and a capital loss that can only be used to offset a capital gain.

     We do not currently intend to exercise our right to defer paying interest on the junior subordinated debentures. However, if we should decide to defer paying interest in the future, the market price of the preferred securities is likely to be adversely affected. Even if we do not do so, our right to defer interest payments could mean that the market price of the preferred securities may be more volatile than the market price of other securities without interest deferral rights.

THE PREFERRED SECURITIES MAY BE REDEEMED PRIOR TO MATURITY; YOU MAY BE TAXED ON THE PROCEEDS AND YOU MAY BE UNABLE TO REINVEST THE PROCEEDS AT THE SAME OR A HIGHER RATE OF RETURN.

     We may redeem the junior subordinated debentures before their stated maturity date under the following circumstances:

     - We may redeem all of the junior subordinated debentures in whole, but not in part, within 90 days following the occurrence of certain special events relating to changes in the tax law, the Investment Company Act of 1940, or the treatment of the preferred securities for bank regulatory capital purposes.

       You should be aware that Congress has from time to time considered and in the future may enact legislation that would adversely affect our ability to deduct the interest we pay on the junior subordinated debentures or that otherwise results in unfavorable tax consequences for us or the Trust. This legislation may cause us to redeem the junior subordinated debentures.

     - We also may shorten the maturity date of the junior subordinated debentures to a date not earlier than December 31, 2004.

     We will not exercise our redemption right unless we have received prior regulatory approval, if such approval is then required. If we redeem the junior subordinated debentures, the Trust must use the proceeds to redeem all the preferred securities at a redemption price equal to the $7.00 liquidation amount, plus accumulated and unpaid distributions through the redemption date.

     Under current United States federal income tax law, the redemption of the preferred securities would be a taxable event to you. In addition, you may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return you were earning on the preferred securities.

THE GUARANTEE COVERS PAYMENTS ONLY IF THE TRUST HAS THE CASH AVAILABLE.

     If we do not make our principal or interest payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions on, or the $7.00 liquidation amount of, the preferred securities. In that case you will not be able to rely on the guarantee for payment of those amounts because the guarantee only applies if we make a payment of principal or interest on the junior subordinated debentures. Instead, you or the property trustee, Bankers Trust Company, may have to proceed directly against us to enforce the payment of amounts due under the junior subordinated debentures.

YOU MAY NOT BE ABLE TO ENFORCE YOUR RIGHTS AGAINST US DIRECTLY IF AN EVENT OF DEFAULT OCCURS AND YOU MAY HAVE TO RELY ON THE PROPERTY TRUSTEE TO ENFORCE YOUR RIGHTS.

     You are not always able to directly enforce rights against us if an event of default occurs. If an event of default under the junior subordinated debentures occurs and is continuing, that event also will be an event of default under the preferred securities. In that case, you would rely on the property trustee, as the holder of the junior subordinated debentures, to enforce its rights against us.

     You may only sue us directly under the following circumstances:

     - if the holders of at least 25% in liquidation amount of the preferred securities direct the property trustee to enforce its rights under the indenture but it does not enforce its rights as directed, and holders of a majority in liquidation amount do not direct the trustee differently.

     - if the event of default under the trust agreement occurs because of our failure to pay interest or principal on the junior subordinated debentures, you may sue us directly.

     The trust agreement provides that you agree to the provisions of the guarantee and the indenture relating to the junior subordinated debentures by accepting your preferred securities.

THE HOLDERS OF THE PREFERRED SECURITIES AND THE JUNIOR SUBORDINATED DEBENTURES ARE NOT PROTECTED BY COVENANTS IN THE INDENTURE AND THE TRUST AGREEMENT.

     The indenture, which sets forth the terms of the junior subordinated debentures, contains few covenants restricting our actions, and there are no such covenants in the trust agreement, the document which sets forth the terms of the preferred securities and the common securities. As a result, neither the indenture nor the trust agreement:

     - protects you or the Trust in the event of a material adverse change in our financial condition or results of operations,

     - limits our ability or the ability of any of our subsidiaries to incur or assume additional indebtedness or other obligations, or

     - contains any financial ratios or specified levels of liquidity to which we must adhere.

     Therefore, you should not consider the provisions of these governing instruments a significant factor in evaluating whether we will be able to comply or will comply with our obligations under the junior subordinated debentures or the guarantee.

WE CAN DISSOLVE THE TRUST AND DISTRIBUTE THE JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF THE PREFERRED SECURITIES, AND THE JUNIOR SUBORDINATED DEBENTURES MAY TRADE AT A LOWER PRICE THAN WHAT YOU PAID FOR THE PREFERRED SECURITIES.

     Since we hold all of the common securities, we have the right to dissolve the Trust prior to its expiration, either as a result of the occurrence of adverse tax or regulatory events or at our option. Before exercising this right, we must receive all required regulatory approvals, if any such approvals are then required. If we decide to exercise our right to dissolve the Trust, subject to the terms of the trust agreement and the prior satisfaction of the Trust's liabilities to its creditors, the trustees may distribute the junior subordinated debentures to holders of the preferred securities.

     We cannot predict the market prices for the junior subordinated debentures that may be distributed. Accordingly, the junior subordinated debentures that you receive upon a distribution, or the preferred securities you hold pending the distribution, may trade at a lower price than what you paid to purchase the preferred securities.

     Under current United States federal income tax law, a distribution of junior subordinated debentures upon the termination of the Trust generally would not be taxable to you. If, however, the Trust is characterized as an association taxable as a corporation at the time of its liquidation, the distribution of the junior subordinated debentures would be taxable to you. Moreover, upon occurrence of an adverse change in tax laws, a dissolution of the trust in which you receive cash may be taxable to you.

     Because the Trust will rely on the payments it receives on the junior subordinated debentures to fund all payments on the preferred securities and because you may receive junior subordinated debentures in exchange for preferred securities, you also are making an investment decision with regard to the junior subordinated debentures as well as the preferred securities. You should carefully review all the information included in this prospectus regarding Northeast Bancorp, which is solely responsible for payments on the junior subordinated debentures. We also urge you to review the terms of the junior subordinated debentures and the preferred securities contained in this prospectus.

WE GENERALLY WILL CONTROL THE TRUST BECAUSE THE VOTING RIGHTS OF THE HOLDERS OF THE PREFERRED SECURITIES ARE VERY LIMITED.

     You will have no voting rights in the Trust except in limited circumstances relating only to the modification of the preferred securities and the guarantee and the exercise of the Trust's rights as holder of the junior subordinated debentures. In general, you will not be able to elect, remove, or replace any trustees. As the sole holder of the common securities, only we will have such rights. The trust agreement does provide that the holders of a majority in liquidation amount of preferred securities may remove the trustees (a) for cause, or (b) if there is an event of default under the indenture. We and the property trustee may amend the trust agreement without your consent to ensure that the Trust will not be classified as a corporation for United States federal income tax purposes, or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act, even if such action adversely affects your interests.

AN ACTIVE TRADING MARKET FOR THE PREFERRED SECURITIES MAY NOT DEVELOP OR BE MAINTAINED.

     Although the preferred securities have been approved for listing on the American Stock Exchange, there is no current public market for the preferred securities. We cannot assure you that the preferred securities will continue to be listed on the American Stock Exchange or any other stock exchange or inter-dealer quotation system. In addition, a listing does not guarantee that an established and liquid trading market will develop or, if developed, will be maintained or sustained following the issuance of the preferred securities. Accordingly, you may experience difficulty reselling the preferred securities or may be unable to sell them at all. Even if an active trading market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price that you paid for the preferred securities. Prices will be determined in the marketplace and may be influenced by a variety of factors, including many which are outside of our control.

THE RECEIPT OF DISTRIBUTIONS ON THE PREFERRED SECURITIES WILL BE AFFECTED BY THE PREFERRED SECURITIES BEING REPRESENTED BY A GLOBAL CERTIFICATE.

     The preferred securities will be represented by one or more global certificates registered in the name of the Depository Trust Company or its nominees. The Trust's obligations, as well as the obligations of its trustees and those of any third parties employed by the Trust or the trustees, run only to persons who are registered as holders of the preferred securities. For example, once the Trust makes distributions to the registered holder, the Trust has no further responsibility for the distribution even if that holder is legally required to pass that distribution along to you -- as an indirect holder -- but does not do so. As an indirect holder, your rights relating to a global preferred security will be governed by the account rules of your financial institution and of the Depository Trust Company, as well as general laws relating to securities transfers.

     You should be aware that when the Trust issues preferred securities in the form of a global preferred security:

     - you cannot have the preferred securities registered in your name;

     - you cannot receive physical certificates for your interest in the preferred securities;

     - you must look to your bank or brokerage firm for payments on the preferred securities and protection of your legal rights relating to the preferred securities; and

     - the Depository Trust Company's policies will govern payments, transfers, exchanges, and other matters relating to your interest in the global preferred securities. The Trust and its trustees have no responsibility for any aspect of the actions of the Depository Trust Company or for its records of ownership interests in the global preferred securities. The Trust and its trustees do not supervise the Depository Trust Company in any way.

NEITHER THE PREFERRED SECURITIES NOR THE JUNIOR SUBORDINATED DEBENTURES ARE INSURED.

     Neither the Federal Deposit Insurance Corporation or any other governmental agency, nor any private insurer, has insured the preferred securities or the junior subordinated debentures.

          RISK FACTORS RELATING TO NORTHEAST BANCORP AND ITS INDUSTRY

CHANGES IN MARKET INTEREST RATES MAY ADVERSELY AFFECT OUR PERFORMANCE.

     Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

     Our profitability depends to a large extent on our net interest income. Net interest income is the difference between:

     - interest income on interest-earning assets, such as loans and investments, and

     - interest expense on interest-bearing liabilities, such as deposits, borrowings, and other sources of funds.

     This difference is referred to as the interest rate spread. Like most financial institutions, our results of operations are largely impacted by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in our interest rate spread. In recent years, interest rate spreads at financial institutions, including ours, have narrowed due to changing market conditions and competitive pricing pressures.

     We cannot predict or control changes in interest rates. Regional and local economic conditions and policies of regulatory authorities, including the monetary policies of the Federal Reserve Board, affect interest rates and influence interest rate spreads. While we continually take measures to mitigate the impact of changes in market interest rates, we cannot assure you that we will be successful. Despite our strategies to manage interest rate risks, changes in interest rates can still have a material adverse impact on our profitability.

OUR CONCENTRATION IN REAL ESTATE LOANS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     Based on the composition of our loan portfolio and the nature of our assets, a decline in the real estate markets in which we conduct our business or in the economy generally could have a material adverse affect on our operations. At June 30, 1999, approximately 58% of the loans in our loan portfolio were secured by mortgages on 1 - 4 family residential real estate. Furthermore, approximately 73% of the principal amount of such loans were secured by properties located in the State of Maine. Additionally, the Bank has originated home equity and mobile home consumer loans, most of which relate to mobile homes and properties also located in the State of Maine. A decline in the real estate market could have an adverse impact on the ability of our mortgage lending operations to make loans, and a decline in real estate values in Maine may increase the risk of loan defaults.

     In addition, at June 30, 1999, approximately 17% of the principal amount of our loans were secured by commercial real estate. Commercial real estate loans generally present a higher level of risk than loans secured by one-to-four family residences due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on commercial properties, and the increased difficulty of evaluating and monitoring these types of loans. Typically, the repayment of loans secured by commercial real estate is dependent on the successful operation of the related business activities. A decline in general economic conditions increases the possibility of business failures and the incurrence of defaults on commercial real estate loans.

OUR ALLOWANCE FOR LOAN LOSSES MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES.

     As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local markets.

     We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. If our assumptions or judgments are wrong, our allowance for loan losses may not be sufficient to cover our actual loan losses. Further, we may have to increase our allowance in the future to adjust for changing conditions and assumptions or as a result of any deterioration in the quality of our loan portfolio. Material additions to our allowance for loan losses would decrease our net income. This could adversely affect the ability of the Bank to pay us dividends which will be used by us to make payments under the junior subordinated debentures.

CHANGES IN LOCAL ECONOMIC CONDITIONS COULD ADVERSELY AFFECT OUR LOAN PORTFOLIO.

     Our success depends to a certain extent upon general economic conditions and the geographic markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services primarily to customers located throughout the western, central, and mid-coastal regions of the State of Maine, where our banking facilities are located. The ability of our customers to repay their loans will be impacted by the local economic conditions. If the State of Maine should experience a recession for a prolonged period of time, we would likely experience significant increases in nonperforming loans which could lead to operating losses, impaired liquidity, and eroding capital.

THE GROWTH IN OUR CONSUMER LOAN PORTFOLIO SUBJECTS US TO GREATER CREDIT RISK AND A HIGHER LEVEL OF CHARGE-OFFS.

     During the past several years we have experienced significant growth in our consumer loan portfolio. A significant amount of these loans were indirect automobile loans. Indirect automobile loans are those that are originated by the automobile dealers rather than directly by us. Consumer loans, especially indirect automobile loans, carry more credit risk than other types of loans, such as residential real estate or home equity loans. They generally result in a higher level of charge-offs than other types of loans. Charge-offs are amounts of loans written off as uncollectible. These adversely affect our results of operations and an increase in charge-offs could cause us to increase our loan loss allowance.

WE MAY INCUR SIGNIFICANT COSTS IF WE FORECLOSE ON ENVIRONMENTALLY CONTAMINATED REAL ESTATE.

     If we foreclose on a defaulted mortgage loan to recover our investment in the mortgage loan, then we may be exposed to environmental liabilities in connection with the underlying property. These liabilities could exceed the fair value of the real property. It also is possible that hazardous substances or wastes, contaminants, pollutants, or their sources, as defined by state and federal laws and regulations, may be discovered on properties during our ownership or after they are sold to a third party. If they are discovered on a property that we have acquired through foreclosure or otherwise, we may be required to remove those substances and clean up the property. We may have to pay for the entire cost of any removal and clean up without the contribution of any other third parties. These costs also may exceed the fair value of the property. We also may be liable to tenants and other users of neighboring properties. Further, we may find it difficult or impossible to sell the property before or following any clean-up. These events may have a material adverse impact on our results of operations and our ability to make payments under the junior subordinated debentures.

WE NEED TO STAY CURRENT ON TECHNOLOGICAL CHANGES IN ORDER TO COMPETE AND MEET CUSTOMER DEMANDS.

     The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. These technological advances include developments in telecommunications, data processing, computers, automation, Internet-based banking, telebanking, debit cards, and so-called "smart" cards. In addition to better serving customers, the effective use of technology increases efficiency and enables banks to reduce costs. Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To be competitive, we may need to spend significant amounts of money on the development of these and other technologies, additional computer hardware and software, and for technical personnel. Many of our competitors have substantially greater resources to invest in technology improvements. Although we will continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive or that we will be able to successfully implement or market any new technology-driven products and services.

THE BANKING BUSINESS IS HIGHLY COMPETITIVE.

     Our profitability depends on our ability to compete in our market areas. We operate in a highly competitive environment. In the markets in which we operate, we face competition from other savings and loan associations, commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Many of these competitors have significantly greater resources and lending limits and may offer certain services that our subsidiaries do not currently provide. In addition, some of our nonbank competitors are not subject to the same extensive regulations that govern both us and the Bank. On November 12, 1999, President Clinton signed into law the Financial Services Modernization Act which, in essence, repeals the Glass-Steagall Act and permits, among other things, financial institutions, insurance companies, and securities firms to engage in the same businesses and to acquire one another. See "Supervision and Regulation -- Recent Legislation." In addition, this legislation will prevent nonfinancial institutions from buying or chartering unitary thrift holding companies. The potential impact of the legislation on the competitive environment for Northeast Bancorp is unclear at this time.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION WHICH COULD HAVE AN ADVERSE IMPACT ON OUR OPERATIONS AND THE BANK'S ABILITY TO PAY DIVIDENDS.

     The banking industry is extensively regulated and supervised under both federal and state law. We are subject to the regulation and supervision of the Office of Thrift Supervision and by the State of Maine Bureau of Banking. The Bank is subject to regulation and examination by the OTS and the FDIC. These regulations are intended primarily to protect depositors and the FDIC, not our creditors or stockholders. These regulations can sometimes impose significant limitations on our operations. Northeast Bancorp and the Bank are subject to changes in federal and state law, as well as regulation and governmental policies, income tax laws, and accounting principles. Regulations affecting banks are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation enacted that will affect us and our subsidiaries. We cannot assure you that such modifications or new laws will not adversely affect us. In this regard, the Financial Services Modernization Act of 1999 was recently signed into law by the President. See "Supervision and Regulation -- Recent Legislation."

     As indicated above, our ability to make payments on the junior subordinated debentures will depend on our receipt of dividends from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions, including those imposed by the OTS. The capital level of the Bank and its supervisory status with the OTS, as well as its net income and capital surplus levels, will determine the level of distributions that the Bank is permitted to make to us under OTS regulations. Under current OTS regulations, at June 30, 1999, the Bank could pay approximately $1.8 million in dividends to us so long as the Bank sends prior notification to the OTS. We cannot assure you that the Bank will continue to satisfy the necessary capital requirements or that its net income or capital surplus will be sufficient in the future to permit the payment of dividends to us in amounts necessary to make all of our payments under the junior subordinated debentures.

THE YEAR 2000 PROBLEM COULD DISRUPT OUR BUSINESS.

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. Any computer programs or equipment that use dates may recognize a date using "00" as the year 1900 rather than the year 2000. As with other financial institutions, we engage in a significant amount of business and reporting activity that depends on accurate date information, such as the calculation of interest and other calculations pertaining to loans, deposits, assets, and investments. As a result, Year 2000 problems could result in a system failure or miscalculations that disrupt our operations. The following are the principal risks posed by the Year 2000 problem to our business:

     - disruption of our business due to our failure to achieve Year 2000 readiness;

     - disruption of our business due to the failure of third parties, including our service providers, to achieve Year 2000 readiness, which may affect their ability to provide us services;

     - disruption in our loan operations due to the failure of our borrowers to achieve Year 2000 readiness, which may affect their ability to repay loans; and

     - litigation due to Year 2000 noncompliance by customers, borrowers and suppliers as a result of both internal and third party system failures.

     We have undertaken various initiatives intended to ensure that our computer applications will function properly with respect to dates in the Year 2000. In this regard, we have established a Year 2000 action plan based on the guidelines outlined in the Federal Financial Institutions Examination Council's "The Effect of 2000 on Computer Systems." However, we cannot assure you that our initiatives and action plan have identified all costs, risks, or possible losses that we may experience with respect to Year 2000 issues. Most of our data processing is provided by third-party vendors who have indicated that their software, systems, and equipment will be Year 2000 compliant in a timely manner. However, we have no control over the effective implementation of our vendors' Year 2000 compliance programs and we cannot assure you that they will make the necessary modifications, conversions, or equipment replacements in a timely fashion. The failure of our vendors to be Year 2000 compliant in a timely fashion could have a material adverse impact on our operations. Due to the uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third party vendors, borrowers, and customers, we are unable to determine whether the consequences of the Year 2000 problem will have a material impact on the results of our operations.

THE LOSS OF CERTAIN KEY PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS.

     Our success depends on the retention of our key senior executive officers, including Mr. James D. Delamater, our President and Chief Executive Officer. We would likely undergo a difficult transition period if we should lose the services of any or all of these individuals. In recognition of this risk, we own and are the beneficiary of an insurance policy on the life of Mr. Delamater providing benefits of $400,000. However, none of the key members of management have a written employment agreement with us or the Bank.

                               NBN CAPITAL TRUST

     The Trust is a statutory business trust created under Delaware law pursuant to the filing of a Certificate of Trust with the Delaware Secretary of State on October 4, 1999. The Trust will be governed by the trust agreement among Northeast Bancorp, as depositor, Bankers Trust (Delaware), as Delaware trustee, Bankers Trust Company, as property trustee, two individuals, as administrators, and holders, from time to time of undivided beneficial interests in the assets of the Trust. As the sole holder of the common securities, Northeast

Bancorp will select two individuals who are employees or officers of or affiliated with Northeast Bancorp to serve as the administrators of the Trust. See "Description of Preferred Securities -- Miscellaneous." The Trust exists for the exclusive purposes of:

     - issuing and selling its preferred and common securities;

     - investing the proceeds from the sale of the preferred and common securities to acquire the junior subordinated debentures issued by Northeast Bancorp; and

     - engaging in only those other activities necessary, convenient, or incidental thereto (such as registering the transfer of the preferred and common securities).

     Accordingly, the junior subordinated debentures will be the sole assets of the Trust, and payments under the junior subordinated debentures will be the sole source of revenue of the Trust.

     Northeast Bancorp will initially own all of the common securities. The common securities generally will rank equally, and payments will be made pro rata, with the preferred securities. However, if Northeast Bancorp defaults on the junior subordinated debentures by failing to pay any amounts due under the junior subordinated debentures, then for so long as such default continues the rights of the holder of the common securities to receive distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the preferred securities. See "Description of Preferred Securities -- Subordination of Common Securities". Northeast Bancorp will acquire common securities in an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The Trust has a term of 31 years, but may dissolve earlier as provided in the trust agreement.

     The address of the Delaware trustee is Bankers Trust (Delaware), 1011 Centre Road, Suite 200, Trust Department, Wilmington, Delaware 19805, and the telephone number is (302) 636-3301.

     The address of the property trustee, the guarantee trustee and the debenture trustee is Bankers Trust Company, Four Albany Street, 4th Floor, New York, New York 10006, and the telephone number is (212) 250-2500.

                                USE OF PROCEEDS

     All the proceeds to the Trust from the sale of the preferred securities will be invested by the Trust in the junior subordinated debentures. The net proceeds to Northeast Bancorp from the sale of the junior subordinated debentures are expected to be approximately $7,000,000 ($8,050,000 if the over-allotment option is exercised in full). The net proceeds from the sale of the junior subordinated debentures will be used by Northeast Bancorp for general corporate purposes, including:

     - contributions to the capital of the Bank to support the capital needs of the Bank and its subsidiaries,

     - financing of possible future acquisitions if, and when, suitable opportunities arise, and

     - a potential repurchase of shares of our common stock.

     Pending any such use, Northeast Bancorp may invest the net proceeds in short-to-medium-term investments. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of Northeast Bancorp and its subsidiaries and the availability of other funds.

                                 CAPITALIZATION

     The following table sets forth (1) the consolidated capitalization of Northeast Bancorp at June 30, 1999, and (2) the consolidated capitalization of Northeast Bancorp giving effect to the issuance of the preferred securities. The table assumes application of the proceeds from the corresponding sale of junior subordinated debentures to the Trust as if the sale of the preferred securities had been consummated on June 30, 1999, and as if the underwriter's over-allotment option was not exercised.

                                                                      JUNE 30, 1999
                                                              ------------------------------
                                                                 ACTUAL       AS ADJUSTED(1)
                                                              -------------   --------------
                                                                  (DOLLARS IN THOUSANDS)
GUARANTEED PREFERRED BENEFICIAL INTEREST IN
    NORTHEAST BANCORP'S SUBORDINATED DEBT (2)...............     $     0         $ 7,000
STOCKHOLDERS' EQUITY:
  Common Stock, $1.00 par value, 15,000,000 shares
    authorized and 2,768,624 shares issued and
    outstanding.............................................       2,769           2,769
  Preferred Stock, $1.00 par value, 1,000,000 shares
    authorized; none issued and outstanding.................           0               0
  Additional paid-in capital................................      10,208          10,208
  Retained earnings.........................................      14,146          14,146
  Unrealized loss on investment securities available for
    sale, net...............................................        (440)           (440)
                                                                 -------         -------
         Total stockholders' equity.........................     $26,683         $26,683
                                                                 -------         -------
         Total capitalization...............................     $26,683         $33,683
                                                                 =======         =======

---------------

(1) The amount reflected assumes that the over-allotment option granted to the underwriter is not exercised.
(2) Preferred securities representing beneficial interests in the aggregate principal amount of $7,000,000 of the 9.60% junior subordinated debentures of Northeast Bancorp. The junior subordinated debentures will mature on December 31, 2029.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, the Trust will be treated as a subsidiary of Northeast Bancorp and, accordingly, the accounts of the Trust will be included in the consolidated financial statements of Northeast Bancorp. The preferred securities will be included in the consolidated statement of financial condition of Northeast Bancorp and appropriate disclosures about the preferred securities, the guarantee, and the junior subordinated debentures will be included in the notes to the consolidated financial statements of Northeast Bancorp. For financial reporting purposes, Northeast Bancorp will record distributions on the preferred securities as interest expense in the consolidated statements of income of Northeast Bancorp.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Northeast Bancorp's principal asset is its ownership of the Bank. Accordingly, Northeast Bancorp's results of operations are primarily dependent on the results of the operations of the Bank. The principal business of the Bank consists of attracting deposits from the general public and applying those funds to originate or acquire residential, commercial, and consumer loans and to make other permitted investments such as the purchase of investment securities. The Bank's profitability depends primarily on net interest income, which is the difference between interest income earned from interest-earning assets (i.e., loans and investments) and interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative balances of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

     Net interest income is dependent upon the Bank's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands.

     Northeast Bancorp's profitability also is affected by such factors as the level of non-interest income and expenses of Northeast Bancorp and the Bank, the provision for loan losses, and the effective tax rate. Non-interest income consists primarily of service fees and gains on the sale of loans and investment securities. Non-interest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, expenses of opening branch offices, and other operating expenses.

     Although historically the Bank has been primarily a residential mortgage lender, during the past few years the Bank has begun to expand its commercial and consumer loan business, increase its line of financial products and services, and expand its market area. We believe that this strategy will increase core earnings in the long term by developing stronger interest margins, additional non-interest income, and increased loan volume. See "-- Financial Condition -- Lending Activities" and "Business". As part of its expansion and growth strategy, in fiscal 1998 Cushnoc Bank and Trust Company, a commercial bank located in Augusta, Maine, was merged into the Bank. In fiscal 1999 the Bank opened a new full service branch in Lewiston, Maine, and a facility in Falmouth, Maine from which the Bank accepts loan applications and offers investment, insurance, and financial planning products.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations presents a review of the consolidated operating results and financial condition of Northeast Bancorp for the fiscal years ended June 30, 1999, 1998, and 1997. This discussion and analysis is intended to assist you in understanding the financial condition and results of operation of Northeast Bancorp and the Bank. You should read this discussion together with your review of the consolidated financial statements and the related notes and the other statistical information contained in this prospectus.

                             RESULTS OF OPERATIONS

  COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1999 AND 1998

     For the year ended June 30, 1999, Northeast Bancorp reported net income of $2,410,452, or basic earnings per share of $0.88 and diluted earnings per share of $0.86, as compared to $2,403,783, or basic earnings of $1.00 per share and diluted earnings per share of $0.86, for the year ended June 30, 1998. In 1999, the decrease in basic net income per share was primarily attributable to the conversion of outstanding preferred stock into common stock.

     Net income in fiscal 1999 was approximately the same as fiscal 1998 although the components of net income changed. While net income was up only $6,669, or 0.3% for the year ended June 30, 1999, net interest income increased by $833,611, or 7.3%, relative to the 1998 fiscal year. The increase in net interest income was primarily the result of increased loan volume which was offset, in part, by a decrease in loan rates. In addition, non-interest income for the year ended June 30, 1999, increased by approximately $44,821, or 1.68% as compared to 1998. The net operating income in 1999 also was benefited from a $96,083 reduction in the provision for loan losses.

     This increase in income was offset by a $838,126 increase in non-interest expense. The increase in non-interest expense was due, in part, to (a) the costs associated with opening the new branch in Lewiston, Maine and the facility in Falmouth, Maine, (b) the increased commissions paid to brokers in the investment sales division due to growth in sales revenue, (c) increased costs associated with the Company's health insurance and benefit plans, (d) expenses associated with the relocation of our benefit administration department, and (e) expenses associated with the upgrade and replacement of our computer and telecommunication systems.

     In the fourth quarter of 1999, Northeast Bancorp dissolved the First New England Benefits division of the Bank ("FNEB") because it did not attain sufficient growth to meet revenue expectations. FNEB was a pension and 401(k) administration company that was purchased by Northeast Bancorp in 1993. A portion of the operations and certain administrative support staff of FNEB were transferred to the Bank's trust department. Due to the closure of FNEB, Northeast Bancorp experienced one-time pretax expense of $290,133 for goodwill, receivables, and fixed asset write-offs, as well as approximately $140,000 in pretax other general one-time business expenses that related to the operations of FNEB during fiscal 1999.

     Earnings in 1998 were affected by costs incurred in connection with the merger of Cushnoc. The one-time costs associated with the merger were approximately $435,000, before tax, during the year ended June 30, 1998 and were charged against 1998 earnings. Before taking into account these one-time charges, Northeast Bancorp's net operating income for the year ended June 30, 1998 would have been $2,686,542.

     Northeast Bancorp's total assets at June 30, 1999 were approximately $364.4 million, an increase of $41.9 million, or approximately 13.0%, from June 30, 1998. Most of the increase in assets was the result of an increase of approximately $37 million in loans. Asset growth was funded by an increase in deposits and through securities sold under repurchase agreements.

     Northeast Bancorp's portfolio loans at June 30, 1999, were approximately $319.0 million, or 87.5% of total assets. The allowance for loan losses decreased slightly to $2,924,000 at June 30, 1999 from $2,978,000 at June 30, 1998. This allowance represented 0.92% of total loans at June 30, 1999, as compared with 1.06% at June 30, 1998. We believe that the current allowance for loan losses is sufficient to cover reasonably expected losses in the loan portfolio. See "-- Result of Operations -- Provision for Loan Losses" and
"-- Financial Condition -- Allowance for Loan Losses".

  COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1998 AND 1997

     For the year ended June 30, 1998, Northeast Bancorp reported net income of $2,403,783, or basic earnings per share of $1.00 and diluted earnings per share of $0.86, as compared to net income of $1,489,745, or basic earnings per share of $0.63 and diluted earnings per share of $0.56 for the year ended June 30, 1997. The return on average assets was 0.83% for the year ended June 30, 1998, as compared to 0.57% for 1997. From the fiscal year ended June 30, 1997 to June 30, 1998, net interest income increased by $828,107 and non-interest income increased by $585,290.

     The increase in interest income was primarily the result of increased loan volume. Non-interest income increased from 1997 to 1998 for a number of reasons, including increases in the gains on the sale of loans and the income generated by the Bank's trust department. Income also was affected by costs incurred in connection with the acquisition of Cushnoc in 1998 and the special BIF-SAIF deposit insurance assessment made in 1997 on its savings and loan deposits, both of which were one-time costs charged against earnings for the periods in which they were incurred. The Cushnoc acquisition resulted in acquisition costs of approximately $435,000. Without this one-time charge, the net income of Northeast Bancorp for the 1998 fiscal year would have been $2,686,542. Further, pursuant to federal legislation, institutions with SAIF deposits were required to pay a special assessment on such deposits and, in 1997, the amount of this special assessment paid by the Bank was approximately $296,860. Because of the one-time non-interest expenses experienced in 1998 and 1997, overall non-interest expenses remained relatively flat and increased only slightly during the fiscal year ended June 30, 1998.

     Northeast Bancorp's total assets at June 30, 1998 were approximately $322.5 million, an increase of $38.5 million, or approximately 13.5%, from June 30, 1997. The majority of the increase was invested in loans. Asset growth was funded by an increase in deposits from continued growth at new and existing branches, from the sale of investment securities held for sale, and from FHLB borrowings.

     Northeast Bancorp's loan portfolio at June 30, 1998 was approximately $282.0 million, or 87.4% of total assets. The increase in portfolio loans included not only mortgage loans, but also a significant increase in consumer and commercial loans. The allowance for loan losses increased to $2,978,000 at June 30, 1998 from $2,741,809 at June 30, 1997. The allowance for loan losses represented 1.06% of total loans at June 30, 1998, as compared with 1.23% at June 30, 1997.

NET INTEREST INCOME

     Net interest income, which constitutes the principal source of income for Northeast Bancorp, is the difference between interest earned on its interest-earning assets and the interest accrued on interest-bearing liabilities. The principal interest-earning assets are loans, investment securities, FHLB stock, and short-term investments. Interest-bearing liabilities primarily consist of customer deposits (such as interest paying checking accounts or NOW accounts, retail savings deposits, money market accounts, and time deposits), repurchase agreements, and other borrowings. Funds attracted by these interest-bearing liabilities are invested by the Bank in interest-earning assets. Accordingly, net interest income will depend on the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

     Total interest income for the fiscal years ended June 30, 1999, 1998, and 1997 was $26.9 million, $24.3 million, and $21.9 million, respectively, on average outstanding balances of interest earning assets of approximately $325.9 million, $277.3 million, and $248.0 million, respectively. This increase was due to the growth in the volume of the total average interest earning assets over these periods offset by a decrease in the average yield of interest-earning assets. Interest income from loans for the fiscal years ended June 30, 1999, 1998, and 1997, comprised approximately 93.8%, 90.6%, and 86.5% of the total interest income from interest-earning assets.

     Total interest expense over this period also has grown steadily as the Bank's deposit liabilities and borrowings have increased. Total interest expense for the fiscal years 1999, 1998, and 1997, was approximately $14.6 million, $12.8 million, and $11.3 million, respectively. The increases were due primarily to the increases in the volume of deposits attracted by the Bank and an increased level of borrowings by the Bank. The average cost of these interest-bearing liabilities for the fiscal years ended June 30, 1999, 1998, 1997, was 4.94%, 5.13%, and 5.02%, respectively.

     Net interest income was $12.3 million, $11.5 million, and $10.6 million for each of the fiscal years ended June 30, 1999, 1998, and 1997. The increases in net interest income during this period were due to the growth in loan volume which was partially offset by the growth in deposits and borrowings and a decrease in the net yield on interest-earning assets. The net yield on average earning assets was 3.78%, 4.14%, and 4.29%, for 1999, 1998, and 1997,
respectively. This decrease in the net yield of average earning assets was due to the steady decrease in interest rates earned on interest-earning assets because of the declining interest rate environment in the marketplace.

           COMPARATIVE AVERAGE BALANCES, INTEREST, AND AVERAGE YIELDS

     The following table shows for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the years ended June 30, 1999, 1998, and 1997. This table also show the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets for the same periods.

                                                                          YEARS ENDED JUNE 30,
                                       ------------------------------------------------------------------------------------------
                                                   1999                           1998                           1997
                                       ----------------------------   ----------------------------   ----------------------------
                                                  INTEREST                       INTEREST                       INTEREST
                                       AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/
                                       BALANCE    EXPENSE     RATE    BALANCE    EXPENSE     RATE    BALANCE    EXPENSE     RATE
                                       --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                         (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Investment securities (1)..........  $ 15,413   $   958    6.22%    $ 21,799   $ 1,461    6.70%    $ 32,024   $ 2,285    7.14%
  Loans (2)(3).......................   297,690    25,179     8.46     240,859    21,989     9.13     203,934    18,974     9.30
  FHLB stock.........................     5,680       364     6.41       4,647       301     6.48       3,531       227     6.43
  Short-term investments (4).........     7,157       356     4.97       9,951       532     5.35       8,474       450     5.31
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
        Total interest-earning
          assets/interest
          income/average rates
          earned.....................  $325,940   $26,857    8.24%    $277,256   $24,283    8.76%    $247,963   $21,936    8.85%
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
NON-INTEREST EARNING ASSETS:
  Cash and due from banks............  $  5,099                       $  4,516                       $  4,182
  Bank premises and equipment, net...     4,839                          4,597                          4,609
  Other assets.......................     6,912                          7,061                          7,038
  Allowance for loan losses..........    (2,955)                        (2,867)                        (2,769)
                                       --------                       --------                       --------
        Total non-interest earning
          assets.....................    13,895                         13,307                         13,060
                                       --------                       --------                       --------
        Total assets.................  $339,835                       $290,563                       $261,023
                                       ========                       ========                       ========
INTEREST-BEARING LIABILITIES:
  NOW................................  $ 31,162   $   933    2.99%    $ 15,400   $   269    1.75%    $ 14,813   $   216    1.46%
  Money market.......................     8,938       210     2.35      14,002       467     3.34      15,902       537     3.38
  Savings............................    20,068       515     2.57      21,289       570     2.68      22,142       592     2.67
  Time...............................   125,802     7,022     5.58     108,580     6,281     5.78     100,485     5,758     5.73
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
        Total interest-bearing
          deposits...................   185,970     8,680     4.67     159,271     7,587     4.76     153,342     7,103     4.63
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
  Repurchase agreements..............     8,202       340     4.15       4,917       206     4.19       4,566       200     4.38
  Borrowed funds.....................   100,074     5,530     5.53      85,686     5,017     5.86      67,037     3,988     5.95
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
        Total interest-bearing
          liabilities/interest
          expense/average rate
          paid.......................  $294,246   $14,550    4.94%    $249,874   $12,810    5.13%    $224,945   $11,291    5.02%
                                       --------   -------     ----    --------   -------     ----    --------   -------     ----
TOTAL NON-INTEREST BEARING
  LIABILITIES:
  Demand deposit and escrow
    accounts.........................  $ 17,132                       $ 15,480                       $ 13,380
  Other liabilities..................     2,194                          1,983                          1,576
                                       --------                       --------                       --------
        Total liabilities............  $313,572                       $267,337                       $239,901
  Stockholders' equity...............    26,263                         23,226                         21,122
                                       --------                       --------                       --------
        Total liabilities and
          stockholders' equity.......  $339,835                       $290,563                       $261,023
                                       ========                       ========                       ========
  Net interest income................             $12,307                        $11,473                        $10,645
                                                  =======                        =======                        =======
  Interest rate spread...............                        3.30%                          3.63%                          3.83%
                                                              ====                           ====                           ====
  Net yield on average earning assets
    (5)..............................                        3.78%                          4.14%                          4.29%
                                                              ====                           ====                           ====

---------------

(1) Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders' equity.
(2) Non-accruing loans are included in computation of average balance.
(3) Interest income on loans includes fees (costs) of ($590) in 1999, ($10) in 1998, and $35 in 1997.
(4) Short-term investments include FHLB overnight deposits, and interest-earning deposits and dividends.
(5) The net yield on average earning assets is the net interest income divided by average interest-earning assets.

     The effect on interest income, interest expense, and net interest income for the periods indicated, of changes in average balance and rate, is shown below for Northeast Bancorp. The effect of a change in average balance has been determined by applying the average rate at the year-end for the earlier period to the change in average balance at the year-end for the later period. Changes from average balance/rate are spread proportionately between changes resulting from volume and changes resulting from rate.

                         RATE/VOLUME INTEREST ANALYSIS

                                                                        YEARS ENDED JUNE 30,
                                         ----------------------------------------------------------------------------------
                                                  1999 COMPARED TO 1998                      1998 COMPARED TO 1997
                                         ---------------------------------------    ---------------------------------------
                                          INCREASE (DECREASE) DUE TO CHANGE IN:      INCREASE (DECREASE) DUE TO CHANGE IN:
                                         ---------------------------------------    ---------------------------------------
                                           AVERAGE        AVERAGE        TOTAL        AVERAGE        AVERAGE        TOTAL
                                          VOLUME(1)         RATE        CHANGE       VOLUME(1)         RATE        CHANGE
                                         ------------    ----------    ---------    ------------    ----------    ---------
                                                                       (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
  Investment securities................     $ (398)       $  (105)      $ (503)        $ (795)        $ (29)       $ (824)
  Loans, net (2).......................      4,898         (1,708)       3,190          3,377          (362)        3,015
  FHLB stock...........................         66             (3)          63             72             1            73
  Short-term investments (3)...........       (141)           (35)        (176)            79             4            83
                                            ------        -------       ------         ------         -----        ------
         Total interest income.........     $4,425        $(1,851)      $2,574         $2,733         $(386)       $2,347
                                            ======        =======       ======         ======         =====        ======
INTEREST BEARING LIABILITIES:
  NOW..................................     $  391        $   272       $  663         $    9         $  44        $   53
  Money market.........................       (141)          (116)        (257)           (64)           (7)          (71)
  Savings..............................        (32)           (23)         (55)           (23)            1           (22)
  Time.................................        968           (226)         742            468            55           523
                                            ------        -------       ------         ------         -----        ------
         Total interest on deposits....      1,186            (93)       1,093            390            93           483
  Repurchase agreements................        136             (3)         133             15            (8)            7
  Borrowed funds.......................        756           (242)         514          1,093           (64)        1,029
                                            ------        -------       ------         ------         -----        ------
         Total interest expense........     $2,078        $  (338)      $1,740         $1,498         $  21        $1,519
                                            ======        =======       ======         ======         =====        ======
Change in net interest income..........     $2,347        $(1,513)      $  834         $1,235         $(407)       $  828
                                            ======        =======       ======         ======         =====        ======

---------------

(1) Non-accruing loans are excluded from the average volumes used in calculating this table.
(2) Includes loan fees (costs) of ($590) in 1999, ($10) in 1998, and $35 in
    1997.
(3) Short-term investments include FHLB overnight deposits, and interest-earning deposits and dividends.

PROVISION FOR LOAN LOSSES

     The loan loss provision recorded for the fiscal year ended June 30, 1999 was $610,017 as compared to $706,100 and $614,427 for 1998 and 1997, respectively. The decrease in the loan loss provision in 1999 as compared to 1998 was consistent with a decrease in delinquent and non-performing loans. The level of the resulting allowance for loan loss, however, was a lower percentage of Northeast Bancorp's total loans. See "--Financial Condition -- Allowance for Loan Losses."

NON-INTEREST INCOME

     Non-interest income for the fiscal year ended June 30, 1999 was $2,716,352, as compared to $2,671,531 for the fiscal year ended June 30, 1998, and $2,086,241 for the fiscal year ended June 30, 1997. The increase in non-interest income in 1999 as compared to 1998 was primarily due to an increase on the sale of loans and in service charges and fees. Service charges and fees increased in 1999 as compared to 1998 as a result of loan and deposit growth. Gains on the sale of loans amounted to $817,084 for fiscal 1999, which represents an increase of $90,485 from fiscal 1998. The increase in gain on sale of loans in fiscal 1999, when compared to 1998, was due to an increase of $4,329,681 in loans sold, including in 1999, indirect automobile loans. The increase in non-interest income for this period was offset, in part, by a decrease in the gains received from the sale of securities. The increase in non-interest income in 1998 as compared to 1997 was primarily the result of a $525,181 increase in gains on the sale of loans in 1998. This was due to sales of residential and SBA guaranteed loans. During both 1999 and 1998, loans were sold from Northeast Bancorp's portfolio to improve its asset/liability management position while at the same time taking advantage of market prices.

     During 1999, Northeast Bancorp also experienced an increase in revenue of approximately $67,888 in other income generated primarily from its trust department, insurance division, and revenues from the sale of investments to customers through its relationship with Commonwealth Financial Services, Inc.

     The following table summarizes the major components of non-interest income for the periods indicated:

                                                              YEARS ENDED JUNE 30,
                                                           --------------------------
                                                            1999      1998      1997
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
Fees and service charges on loans......................    $  288    $  207    $  194
Fees for other services to customers...................       660       596       658
Gain on sale of securities.............................        95       288       259
Gain on sale of loans..................................       817       727       201
Loan servicing fees....................................       161       227       276
Other income...........................................       695       627       498
                                                           ------    ------    ------
          Total........................................    $2,716    $2,672    $2,086
                                                           ======    ======    ======

NON-INTEREST EXPENSE

     Non-interest expenses for the fiscal year ended June 30, 1999 were $10,569,843, as compared to $9,731,717 for the fiscal year ended June 30, 1998 and $9,718,337 for the fiscal year ended June 30, 1997. For the years ended June 30, 1999, 1998, and 1997, non-interest expenses were 3.1%, 3.3%, and 3.7%, respectively, of average assets. The largest component, salaries and employee benefits, were approximately 46.3%, 47.7%, and 47.5%, respectively, of such non-interest expenses for 1999, 1998, and 1997. The increase in non-interest expenses in 1999 was due primarily to the expenses associated with the opening of the new Lewiston, Maine branch office, the Falmouth facility, and the dissolution of FNEB.

     As a result of these activities, during the 1999 fiscal year Northeast Bancorp paid:

     - increased salary and compensation expenses for the additional staff hired for the new facilities;

     - increased occupancy expenses for:

      -- additional lease obligations, and

      -- a one-time penalty incurred for terminating an existing lease in connection with the relocation of the benefits administration department; and

     - increased costs for supplies and equipment.

     Salaries and benefits also increased as the result of rising costs associated with Northeast Bancorp's health insurance plan. Such amounts include increased commissions paid to brokers in the investment sales division due to growth in sales revenue.

     Due to the closure of FNEB during the fourth quarter of fiscal 1999, Northeast Bancorp has experienced one-time pretax expenses of $290,133 for goodwill, receivables, and fixed asset write-offs, as well as approximately $140,000 in pretax other one-time general expenses related to the operations of FNEB.

     The increase in non-interest expenses in 1998 was due primarily to increases in operating expenses related to the growth of Northeast Bancorp's assets and the expenses associated with the acquisition of Cushnoc. These expenses were offset, in part, by a reduction in the costs of FDIC insurance premiums in 1998 as compared to 1997 when a special FDIC insurance payment was assessed on the Bank's SAIF-insured deposits.

     The following table summarizes the various categories of non-interest expense for the periods indicated:

                                                             YEARS ENDED JUNE 30,
                                                          ---------------------------
                                                           1999       1998      1997
                                                          -------    ------    ------
                                                            (DOLLARS IN THOUSANDS)
Salaries and employee benefits........................    $ 4,889    $4,639    $4,615
Occupancy expense.....................................        975       904       783
Equipment expenses....................................        888       864       894
FDIC Insurance........................................         63        60       390
Goodwill amortization.................................        462       296       296
Other expenses........................................      3,293     2,969     2,740
                                                          -------    ------    ------
          Total.......................................    $10,570    $9,732    $9,718
                                                          =======    ======    ======

INCOME TAX EXPENSE

     For the three years ended June 30, 1999, 1998, and 1997, income tax provisions totaling $1,432,591, $1,302,871, and $908,565, were recorded. The increases in the tax provision for 1999 from 1998, and for 1998 from 1997, were a result of increased earnings during each succeeding period. The goodwill write-off for FNEB did not impact the 1999 income tax expense since it is not a tax deductible expense. The combined effective tax rates for the years ended 1999, 1998, and 1997 were 37.4%, 35.1%, and 37.9% respectively.

ASSET/LIABILITY MANAGEMENT

     Northeast Bancorp's business primarily consists of the savings and loan activities of the Bank. Accordingly, the success of Northeast Bancorp is largely dependent on its ability to manage interest rate risk. This is the risk that changes in interest rates may adversely affect net interest income.

     Generally, interest rate risk results from differences in repricing intervals or maturities between interest-earning assets and interest-bearing liabilities, the components of which comprise the interest rate spread. When such differences exist, a change in the level of interest rates will most likely result in an increase or decrease in net interest income. Although Northeast Bancorp regularly manages other risks, such as credit and liquidity risk, management considers interest rate risk to be one of the most significant factors that affects earnings. Asset liability management refers to efforts to minimize the fluctuations in net interest income caused by interest rate changes. Interest rate risk management is the responsibility of the Asset/Liability Management Committee (ALCO), which reports to the board of directors of the Bank. The ALCO meets regularly to establish policies that monitor and coordinate the sources, uses, and pricing of funds and to review the Bank's progress in reducing its vulnerability to changing interest rates. The ALCO is involved in formulating the economic projections for the Bank's budget and strategic plan.

     One measure of Northeast Bancorp's exposure to interest rate risk is the difference between interest rate sensitive assets and liabilities for the periods being measured, commonly referred to as the "gap" for such period. An asset or liability is considered interest rate sensitive if it will reprice or mature within the time period being analyzed. Controlling the maturity or repricing of an institution's liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. When the opposite occurs, the gap is considered to be negative. During periods of increasing interest rates, negative gap would tend to adversely affect income while a positive gap would tend to result in net interest income. During periods of decreasing interest rates, the inverse would tend to occur. If the maturities of interest rate sensitive assets and liabilities were equally flexible and moved concurrently, the impact of any material or prolonged increase or decrease in interest rates or net interest income on existing assets or liabilities would be minimal. It is common to focus on the one year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

     Principal among the asset/liability management strategies has been the emphasis on managing its interest rate sensitive liabilities in a manner designed to attempt to reduce exposure during periods of fluctuating interest rates. To accomplish this, management has undertaken steps to increase the percentage of variable rate assets as a percentage of its total interest-earning assets. In recent years, the focus has been to originate adjustable rate residential and commercial real estate loans, which reprice or mature more quickly than fixed-rate real estate loans. The Bank also originates adjustable-rate consumer loans and commercial business loans. The Bank's adjustable-rate loans are primarily tied to published indices, such as the Wall Street Journal prime rate and one year U.S. Treasury Bills. Further, because Northeast Bancorp has designated its regular savings, NOW, and money market accounts as core deposits for the purpose of its internal asset/liability analysis and has assigned these deposits in the five year or greater maturity category (rather than in the one year or less category), we do not consider our gap position to be as negative as it would otherwise appear to be. We believe that the Bank is slightly asset sensitive based on our own internal analysis which matches core deposits to long term assets. We believe that a slightly asset sensitive position is appropriate for the Bank since interest rates historically tend to rise faster than they decline.

     The following table presents the interest rate sensitive assets and liabilities of Northeast Bancorp at June 30, 1999, which are expected to mature or are subject to repricing in each of the time periods indicated. The tables may not be indicative of Northeast Bancorp's rate sensitive position at other points in time. The balances have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid.

             INTEREST RATE SENSITIVITY ANALYSIS AS OF JUNE 30, 1999

                                                            TERM TO REPRICING OR MATURITY
                                    ------------------------------------------------------------------------------
                                                91-180     181 DAYS     DUE WITHIN   DUE AFTER               % OF
                                    90 DAYS      DAYS     TO 365 DAYS   1-5 YEARS     5-YEARS     TOTAL     TOTAL
                                    --------   --------   -----------   ----------   ---------   --------   ------
                                                                (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Investment securities...........  $  1,727   $      0    $       0     $    344    $ 15,983    $ 18,054     5.18%
  FHLB Stock......................         0          0            0            0       5,680       5,680     1.63
  Short-term investments (1)......     7,441          0            0            0           0       7,441     2.13
  Mortgage loans:
    Residential mortgages:
      Fixed rate loans............        41          2          239        1,815     105,926     108,023    30.97
      Variable loans..............    15,964     12,153       18,300       27,701         103      74,221    21.28
    Commercial real estate........    14,594      1,311        3,099       32,622       3,812      55,438    15.89
    Construction..................       685        475          526            0           0       1,686     0.48
  Other Loans:
    Commercial....................    12,314         54          434       16,627       5,218      34,647     9.93
    Consumer and installment......     1,687        134          317       17,649      23,856      43,643    12.51
                                    --------   --------    ---------     --------    --------    --------   ------
         Total loans..............    45,285     14,129       22,915       96,414     138,915     317,658    91.06
                                    --------   --------    ---------     --------    --------    --------   ------
         Total interest-earning
           assets.................    54,453     14,129       22,915       96,758     160,578     348,833   100.00
                                    --------   --------    ---------     --------    --------    --------   ------
INTEREST-BEARING LIABILITIES:
  Customer deposits:
    NOW accounts..................    31,203          0            0            0           0      31,203     9.82
    Money market accounts.........     7,156          0            0            0           0       7,156     2.25
    Regular savings...............    22,000          0            0            0           0      22,000     6.92
    Certificates of deposit.......    31,112     21,557       45,779       42,627          38     141,113    44.39
                                    --------   --------    ---------     --------    --------    --------   ------
         Total customer
           deposits...............    91,471     21,557       45,779       42,627          38     201,472    63.38
  Borrowings:
    Repurchase agreements.........  $ 11,868   $      0    $       0     $      0    $      0    $ 11,868   $ 3.73
    Other borrowings..............    25,076      2,077       15,153       19,264      43,000     104,570    32.89
                                    --------   --------    ---------     --------    --------    --------   ------
         Total borrowings.........    36,944      2,077       15,153       19,264      43,000     116,438    36.62
                                    ========   ========    =========     ========    ========    ========   ======
    Total interest-bearing
      liabilities.................  $128,415   $ 23,634    $  60,932     $ 61,891    $ 43,038    $317,910   100.00%
                                    ========   ========    =========     ========    ========    ========   ======
Interest sensitivity gap..........  $(73,962)  $ (9,505)   $ (38,017)    $ 34,867    $117,540    $ 30,923
                                    ========   ========    =========     ========    ========    ========   ======
Cumulative gap....................  $(73,962)  $(83,467)   $(121,484)    $(86,617)   $ 30,923
                                    --------   --------    ---------     --------    --------
Cumulative gap ratio..............     42.40      45.11        42.96        68.49      109.73
                                    --------   --------    ---------     --------    --------
Cumulative gap as a percentage of
  total assets....................    -20.30%    -22.91%      -33.34%      -23.77%       8.49%
                                    ========   ========    =========     ========    ========

---------------

 (1) Includes investment securities, FHLB overnight deposits, interest earning deposits, and loans held for sale.

     A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, the ALCO also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps") which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

     The table below presents in tabular form contractual balances of Northeast Bancorp's financial instruments that are interest rate sensitive at the expected maturity dates as well as the fair value of those financial instruments that are interest rate sensitive for the period ended June 30, 1999, with comparative summary balances for 1998. The expected maturity categories take into consideration historical prepayment speeds as well as actual amortization of principal and do not take into consideration reinvestment of cash. Principal prepayments are the amounts of principal reduction, over and above normal amortization, that Northeast Bancorp has experienced in the past twenty-four months. Northeast Bancorp's assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, are considered to be long term in nature by Northeast Bancorp and are reported in the "Thereafter" column. Northeast Bancorp does not consider these financial instruments materially sensitive to interest rate fluctuations and historically the balances have remained fairly consistent over various economic conditions. The interest rate table for loans reflects contractual maturity and does not indicate repricing in variable rate loans. Variable rate loans reprice in the fiscal years as follows:

     - Fiscal year 2000 -- $76,960,496

     - Fiscal year 2001 -- $13,479,884

     - Fiscal year 2002 -- $22,668,642

     - Fiscal year 2003 -- $9,411,503

     - Fiscal year 2004 -- $13,408,882

The weighted average interest rates for the various assets and liabilities presented are actual as of June 30, 1999.

     The fair value of interest bearing deposits at other banks and interest receivable approximate their book values due to their short maturities. The fair value of available for sale securities are based on bid quotations from security dealers or on bid prices published in financial newspapers. FHLB stock does not have a market and the fair value is unknown. The fair value of loans are estimated in portfolios with similar financial characteristics and takes into consideration discounted cash flows through the estimated maturity or repricing dates using estimated market discount rates that reflect credit risk. The fair value of loans held for sale is based on bid quotations from loan dealers. The fair value of demand deposits, NOW, money market, and savings accounts is the amount payable upon demand. The fair value of time deposits is based upon the discounted value of contractual cash flows, which is estimated using current rates offered for deposits of similar remaining terms. The fair value of repurchase agreements approximates the carrying value due to their short maturity. The fair value of FHLB borrowings is estimated by discounting the cash flows through maturity or the next repricing date based on current rates offered by the FHLB for borrowings with similar maturities. The fair value of the note payable approximates the carrying value due to the note payable's interest rate approximating market rates. There have been no substantial changes in Northeast Bancorp's market risk from the preceding year and the assumptions are consistent with prior year assumptions.

                     MARKET RISK TABLE AS OF JUNE 30, 1999

                                                 EXPECTED MATURITY DATE
                         -----------------------------------------------------------------------
                                                                                          1999
                         6/30/00   6/30/01   6/30/02   6/30/03   6/30/04   THEREAFTER    TOTAL
                         -------   -------   -------   -------   -------   ----------   --------
                                                 (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
Interest Bearing
  Deposits
    Variable Rate......  $    --   $    --   $    --   $    --   $    --     $7,130     $  7,130
    Weighted Average
      Interest Rate....       --        --        --        --        --       5.54%        5.54%
Available for Sale
  Securities...........    2,831     1,225     1,291     1,420     1,755     10,198       18,720
    Weighted Average
      Interest Rate....     6.31%     6.60%     6.57%     6.57%     6.48%      6.58%        6.52%
FHLB Stock (1).........       --        --        --        --        --      5,681        5,681
    Weighted Average
      Interest Rate....       --        --        --        --        --       6.55%        6.55%
Loans Held For Sale
    Fixed Rate.........      312        --        --        --        --         --          312
    Weighted Average
      Interest Rate....     7.53%       --        --        --        --         --         7.53%
Loans
    Fixed Rate Loans...   16,181    16,877    20,539    25,376    35,080     68,100      182,153
    Weighted Average
      Interest Rate....     8.58%     8.90%     9.00%     9.19%     9.10%      8.45%        8.75%
    Variable Rate
      Loans............   16,821    13,109    13,491    16,960    20,053     56,399      136,833
    Weighted Average
      Interest Rate....     8.73%     8.63%     8.64%     8.54%     8.46%      8.54%        8.58%
Interest Receivable....    1,991        --        --        --        --         --        1,991
FINANCIAL LIABILITIES:
NOW/Money
  Market/Savings.......       --        --        --        --        --     60,359       60,359
    Weighted Average
      Interest Rate....       --        --        --        --        --       2.41%        2.41%
Time Deposits..........   98,448    30,405     9,190     1,996     1,036         38      141,113
    Weighted Average
      Interest Rate....     5.26%     5.47%     6.11%     5.58%     5.30%      4.97%        5.37%
Repurchase Agreements
    Fixed Rate.........       --        --        --        --        --         --           --
    Weighted Average
      Interest Rate....       --        --        --        --        --         --           --
    Variable Rate......   11,868        --        --        --        --         --       11,868
    Weighted Average
      Interest Rate....     4.07%       --        --        --        --         --         4.07%
FHLB Advances
    Fixed Rate.........   42,000     3,148     2,816     9,516     3,402     43,000      103,882
    Weighted Average
      Interest Rate....     5.29%     5.23%     5.65%     5.75%     5.95%      5.29%        5.36%
    Variable Rate......       --        --        --        --        --         --           --
    Weighted Average
      Interest Rate....       --        --        --        --        --         --           --
Note Payable
    Fixed Rate.........      306       306        76        --        --         --          688
    Weighted Average
      Interest Rate....     8.00%     8.00%     8.00%       --        --         --         8.00%

                               EXPECTED MATURITY DATE
                         ----------------------------------
                            1999        1998        1998
                         FAIR VALUE    TOTAL     FAIR VALUE
                         ----------   --------   ----------
                               (DOLLARS IN THOUSANDS)
FINANCIAL ASSETS:
Interest Bearing
  Deposits
    Variable Rate......   $  7,130    $  5,330    $  5,330
    Weighted Average
      Interest Rate....                   5.76%
Available for Sale
  Securities...........     18,054      13,707      13,609
    Weighted Average
      Interest Rate....                   6.58%
FHLB Stock (1).........      5,681       5,681       5,681
    Weighted Average
      Interest Rate....                   6.40%
Loans Held For Sale
    Fixed Rate.........        315         370         372
    Weighted Average
      Interest Rate....                   7.08%
Loans
    Fixed Rate Loans...    172,834     128,496     129,220
    Weighted Average
      Interest Rate....                   9.29%
    Variable Rate
      Loans............    135,853     153,535     152,800
    Weighted Average
      Interest Rate....                   9.04%
Interest Receivable....      1,991       1,934       1,934
FINANCIAL LIABILITIES:
NOW/Money
  Market/Savings.......     60,359      55,729      55,729
    Weighted Average
      Interest Rate....                   2.90%
Time Deposits..........    141,352     113,086     113,488
    Weighted Average
      Interest Rate....                   5.75%
Repurchase Agreements
    Fixed Rate.........         --         504         504
    Weighted Average
      Interest Rate....                   5.20%
    Variable Rate......     11,868       4,702       4,702
    Weighted Average
      Interest Rate....                   4.09%
FHLB Advances
    Fixed Rate.........     99,986     103,440     101,052
    Weighted Average
      Interest Rate....                   5.55%
    Variable Rate......         --       1,000       1,000
    Weighted Average
      Interest Rate....                   5.95%
Note Payable
    Fixed Rate.........        688         993         993
    Weighted Average
      Interest Rate....                   8.00%

---------------

(1) FHLB stock does not have a market; therefore, its fair value is unknown.

     Because a gap analysis may not adequately address the interest rate risk, Northeast Bancorp also utilizes a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both an immediate rise or fall in interest rates (rate shock) over a twelve and twenty-four month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The assumptions are based on Northeast Bancorp's historical prepayment speeds on assets and liabilities when interest rates increase or decrease by 200 basis points or greater. The model factors in projections for anticipated activity levels by product lines offered by Northeast Bancorp. The simulation model also takes into account Northeast Bancorp's increased ability to control the rates on deposit products rather than over adjustable-rate loans tied to published indices. Based on the information and assumptions in effect at June 30, 1999, management believes that a 200 basis point rate shock over a twelve month period, up or down, would not significantly affect Northeast Bancorp's annualized net interest income.

                              FINANCIAL CONDITION

     Northeast Bancorp had total assets of $364,382,905 and $322,532,594 at June 30, 1999 and June 30, 1998, respectively, an increase of approximately 13.0%. The increase in assets is primarily due to loan growth. Loan volume has been enhanced during the 1999 fiscal year due to whole loan purchases on the secondary market, increased generation of commercial loans, and its participation in the indirect automobile lending market. The increase in loans has been funded with increased deposits and securities sold under repurchase agreements. Northeast Bancorp has focused its business development efforts on full service credit packages and financial services, as well as competitively priced mortgage packages. Northeast Bancorp believes that its level of capital is adequate. Its current capital plan, which includes the net proceeds from this offering, will support future growth and development as well as allow for additional provisions to the allowance for loan losses, if needed, without significant impairment of the financial stability of Northeast Bancorp. As of June 30, 1999 and June 30, 1998, respectively, Northeast Bancorp's total equity represented approximately 7.32% and 7.79% of its total assets.

LENDING ACTIVITIES

     The Bank, as a savings institution, has historically focused its lending activities on originating and purchasing conventional mortgage loans for the purpose of constructing, financing, or refinancing one-to-four family residential properties, multifamily (i.e., more than four units) properties, and commercial properties. During the past few years, however, additional emphasis has been placed on consumer lending and small business, home equity, and commercial loans. The Bank also has developed the ability to generate, and pursues, indirect lending through local automobile dealerships and sellers of mobile homes.

     LOAN PORTFOLIO COMPOSITION. At June 30, 1999 and 1998, total loans included portfolio loans of approximately $319.0 million and $282.0 million, respectively. Loans held for sale are immaterial in amount. Portfolio loans represent approximately 87.5% and 87.4% of Northeast Bancorp's total assets at June 30, 1999 and 1998, respectively. The growth in net loans for the fiscal years ended June 30, 1999 and 1998 primarily consisted of an increase in 1-4 family residential, consumer and commercial loans.

     From time to time, Northeast Bancorp also has purchased mortgage loans in the secondary market to increase its overall portfolio yield, reduce the average maturity of its portfolio, diversify its geographic risk, and utilize excess liquidity. During the year ended June 30, 1999, Northeast Bancorp purchased approximately $27.9 million in fixed rate residential mortgages secured by property located primarily in the States of North Carolina and New York. During the 1998 fiscal year, Northeast Bancorp purchased approximately $66.3 million in adjustable and fixed rate residential mortgages secured by property located primarily in the State of Maine and various midwestern states. The continued expansion into new markets diversifies the credit risk and the potential economic risks of the credits held in Northeast Bancorp's purchased loan portfolio. Northeast Bancorp's local market, as well as the secondary market, continues to be very competitive for loan origination volume. The local competitive environment and customer response to favorable secondary market rates have adversely affected Northeast Bancorp's ability to increase the loan portfolio. In an effort to increase loan volume, the Bank's interest rates for its loan products have been reduced to compete in the various markets. Northeast Bancorp has experienced margin compression due to decreased loan rates and anticipates that margin compression will continue for the foreseeable future until loan volume increases in the current rising interest rate environment.

     Approximately 20% of the Bank's loan portfolio is comprised of floating rate loans based on a prime rate index. Interest income on these existing loans will increase as the prime rate increases, as well as approximately 23% of other loans in the Bank's portfolio that are based on short-term rate indices such as the one-year treasury bill. An increase in short-term interest rates also will increase deposit and FHLB advance rates, increasing the Bank's interest expense. Although the Bank has experienced net interest margin compression, the impact on net interest income will depend on, among other things, actual rates charged on the Bank's loan portfolio, deposit and advance rates paid by the Bank, and loan volume.

     In 1998, Northeast Bancorp established a new automobile dealer finance department to generate indirect automobile loans, and the increase in consumer loans was due, in part, to the volume generated from this department. During the 1999 fiscal year, Northeast Bancorp sold approximately $9.8 million of indirect automobile loans. Northeast Bancorp anticipates holding approximately $15.0 million to $20.0 million of indirect automobile loans in its portfolio and, as of June 30, 1999, Northeast Bancorp held approximately $18.1 million of these loans. As Northeast Bancorp continues to grow the indirect automobile portfolio, Northeast Bancorp intends to build relationships with other institutions for future sales of its indirect automobile loans.

     The following table summarizes the composition of Northeast Bancorp's loan portfolio (excluding loans held for sale) by type of loan on the dates indicated.

                                                               YEAR ENDED JUNE 30,
                             ---------------------------------------------------------------------------------------
                                  1999              1998              1997              1996              1995
                             ---------------   ---------------   ---------------   ---------------   ---------------
                              AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %
                             --------   ----   --------   ----   --------   ----   --------   ----   --------   ----
                                                             (DOLLARS IN THOUSANDS)
TYPE OF LOAN:
  Residential mortgage.....  $182,244   57.4   $171,903   61.1   $139,633   62.7   $116,273   62.0   $120,762   64.2
  Commercial real estate...    55,438   17.5     47,053   16.7     46,443   20.8     37,270   19.9     33,000   17.5
  Construction.............     1,686    0.5      2,100    0.8      2,597    1.2      2,769    1.5      2,391    1.3
  Commercial...............    34,647   10.9     26,967    9.6     19,421    8.7     16,761    8.9     15,597    8.3
  Consumer and other.......    43,643   13.7     33,305   11.8     14,792    6.6     14,491    7.7     16,400    8.7
                             --------   ----   --------   ----   --------   ----   --------   ----   --------   ----
         Total loans.......   317,658    100    281,328    100    222,886    100    187,564    100    188,150    100
                                        ====              ====              ====              ====              ====
LESS:
  Allowance for loan
    losses.................    (2,924)           (2,978)           (2,742)           (2,761)           (2,661)
  Net deferred costs
    (fees).................     1,328               703              (204)             (354)             (373)
                             --------          --------          --------          --------          --------
         Total loans,
           net.............  $316,062          $279,053          $219,940          $184,449          $185,116
                             ========          ========          ========          ========          ========

     Real Estate Loans. Real estate loans represent the largest class of loans of Northeast Bancorp. Real estate loans are classified as follows:

     - 1 to 4 Family Residential. Loans in this category consist primarily of owner-occupied residential loans. As of June 30, 1999 and 1998, the percentage of these loans which were variable rate loans was 40% and 54%, respectively. It has been management's intent to increase the proportion of variable rate residential real estate loans to reduce the interest rate risk. Northeast Bancorp has primarily purchased adjustable rate residential loans and sold fixed rate residential loans. However, during fiscal 1999, Northeast Bancorp purchased $27,913,995 of residential whole loans on the secondary market which consisted of 1-4 family fixed rate residential loans secured by property in North Carolina and New York. The purchase of fixed rate loans improved Northeast Bancorp's asset/liability management position during the declining rate environment earlier in the fiscal year. Interest rates began to rise late in the fiscal year. Due to this change in the interest rate environment, management will return to its strategy of increasing the percentage of variable rate loans held in its total loan portfolio in an effort to manage its interest rate risk.

     - Commercial real estate. Commercial real estate loans have increased consistently with the overall increase in the loan portfolio of the Bank, representing approximately the same percentage of total loans at June 30, 1999 as at June 30, 1998. Most of these loans are variable rate mortgages. However, the aggregate dollar amount of such variable rate loans have decreased slightly from June 30, 1998 to June 30, 1999.

     - Construction. Construction lending consists primarily of residential mortgages with terms of one year or less. The amount of these loans has decreased slightly from June 30, 1998 to June 30, 1999.

     - Held for Sale. Loans held for sale represent residential loans intended to be sold in the secondary market. These loans are immaterial in amount.

     Commercial Loans. This category of loan is comprised of loans to local businesses involved primarily in light manufacturing, service, retail, and wholesale activities. The amount of these loans held by Northeast Bancorp has increased slightly as a percentage of the total loan portfolio.

     Consumer and Other Loans. This category of loans is comprised of consumer and other loans that include automobile, mobile home, boat, and personal lines of credit. The increase in these loans in recent periods is primarily due to the volume generated from the automobile dealer finance department. These loans are mostly fixed rate loans.

     LOAN MATURITY SCHEDULE. The following table sets forth the maturities of loans outstanding as of June 30, 1999.

                                                                     AT JUNE 30, 1999
                                         ------------------------------------------------------------------------
                                                          DUE AFTER 1       DUE AFTER 5
                                           DUE IN 1         YEAR BUT         YEARS BUT      DUE AFTER
                                         YEAR OR LESS    BEFORE 5 YEARS   BEFORE 10 YEARS   10 YEARS      TOTAL
                                         ------------    --------------   ---------------   ---------    --------
                                                                  (DOLLARS IN THOUSANDS)
MORTGAGE LOANS:
  Residential..........................    $46,699          $29,516           $12,420       $ 93,609     $182,244
  Commercial...........................     19,004           32,622             1,156          2,656       55,438
  Construction.........................      1,686                0                 0              0        1,686
NON-MORTGAGE LOANS:
  Commercial...........................     12,802           16,626             2,139          3,080       34,647
  Consumer and other...................      2,139           17,649             7,715         16,140       43,643
                                           -------          -------           -------       --------     --------
         Total loans (1)...............    $82,330          $96,413           $23,430       $115,485     $317,658
                                           =======          =======           =======       ========     ========

---------------

(1) Excluding deferred fees or costs, allowance for loan losses, and loans held for sale.

     SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES. The following table sets forth as of June 30, 1999, the dollar amounts of loans due after one year which had predetermined interest rates and loans due after one year which had floating or adjustable interest rates.

                                                              DOLLAR AMOUNT OF LOANS
                                                              ----------------------
                                                                  JUNE 30, 1999
                                                              ----------------------
                                                              (DOLLARS IN THOUSANDS)
Type of Interest Rate:
  Predetermined rate, maturity greater than one year........         $175,680
  Floating or adjustable rate due after one year............           59,649
                                                                     --------
          Total.............................................         $235,329
                                                                     ========

LOAN CLASSIFICATION

     Management seeks to maintain a level of high quality assets through conservative underwriting and sound lending practices. In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending and additional precautions have been taken when such loans are made in order to reduce Northeast Bancorp's risk of loss.

     The majority of loans held in Northeast Bancorp's loan portfolio are collateralized by real estate mortgages. At June 30, 1999, approximately 58% of Northeast Bancorp's loan portfolio was collateralized by first liens on owner-occupied residential homes which have historically carried a relatively low credit risk. Northeast Bancorp also maintains a commercial real estate portfolio comprised primarily of owner-occupied commercial businesses.

     Generally, construction loans present a higher degree of risk to a lender depending upon, among other things, whether the borrower has permanent financing at the end of the loan period, whether the project is an income producing transaction in the interim, and the nature of changing economic conditions including changing interest rates. While there is no assurance that Northeast Bancorp will not suffer losses on its construction loans or its commercial real estate loans, management believes that it has reduced the risks associated with such loans because construction loans are made primarily for building individual owner-occupied houses and commercial real estate loans primarily relate to owner-occupied projects where the borrower has demonstrated that its business will generate sufficient income to repay the loan.

     Commercial loans also entail certain risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, since their repayment is usually dependent upon the successful operation of the commercial enterprise, they also are subject to adverse conditions in the economy. Commercial loans are generally riskier than residential mortgages because they are typically made on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying commercial loans may depreciate over time, and occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business. While there is no assurance that Northeast Bancorp will not suffer any losses on its commercial loans, management believes that it has reduced the risks associated therewith because, among other things, substantially all of such loans relate to projects where the borrower has demonstrated to management that its business will generate sufficient income to repay the loan.

     Consumer and installment loans are primarily fixed rate products, and, as a result, they have interest rate risk when market rates increase. These loans also have credit risk with minimal security. In an effort to protect the credit quality of its indirect automobile dealer loans, Northeast Bancorp underwrites all of these loans. Management attempts to mitigate credit and interest rate risk by keeping the products offered short-term, receiving a rate of return commensurate with the risk, and lending to individuals known in its market areas.

     In addition to maintaining high quality assets, management attempts to limit Northeast Bancorp's risk exposure to any one borrower or borrowers with similar or related entities. As of June 30, 1999, Northeast Bancorp had extended credit or credit availability in excess of $1 million to twelve borrowers.

     Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. Northeast Bancorp, on a routine basis, evaluates these concentrations in order to make necessary adjustments in its lending practices that most clearly reflect the economic times, loan to deposit ratios, and industry trends. As of June 30, 1999, total loans to any particular group of customers engaged in similar activities or having similar economic characteristics did not exceed 10% of total loans.

     The Board of Directors of Northeast Bancorp directs a substantial portion of its efforts and resources, and that of its senior management and lending officials, on loan review and underwriting procedures. In addition, Northeast Bancorp utilizes the services of an independent consultant to perform periodic loan documentation and compliance reviews as well as deposit and operations compliance reviews. Internal controls include a loan review specialist employed by Northeast Bancorp, who performs on-going reviews of new and existing loans to monitor documentation and ensure the existence and valuations of collateral.

NON-PERFORMING ASSETS AND ASSET QUALITY

     The senior credit officer of Northeast Bancorp is charged with monitoring asset quality, establishing credit policies and procedures, and seeking consistent application of these procedures. A loan review process is in place with the objective of quickly identifying, evaluating, and initiating necessary corrective action for substandard loans. Combined, these components are integral elements of Northeast Bancorp's loan program which has resulted in its loan portfolio performance to date. Nonetheless, management maintains a cautious outlook in anticipating the potential effects of uncertain economic conditions (both locally and nationally) and the possibility of more stringent regulatory standards.

     Loans, including impaired loans, are generally classified by Northeast Bancorp as non-accrual loans if they are past due as to maturity or payment of principal or interest for a period of more than ninety days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as a non-accrual loan. Loans that are on a current payment status or past due less than ninety days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt. Loans are not returned to accrual status until the principal and interest payments are brought current and future payments appear certain.

     Interest accrued and unpaid at the time a loan is placed in non-accrual status is charged against interest income. While a loan is classified as non-accrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectability of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

     Real estate acquired by Northeast Bancorp as a result of foreclosure or acceptance of deeds in lieu of foreclosure is classified as foreclosed real estate. These properties are recorded on the date acquired at the lower of fair value less estimated selling costs or the recorded investment in the related loan. If the fair value after deducting the estimated selling costs of the acquired property is less than the recorded investment in the related loan, the estimated loss is charged to the allowance for loan losses at that time. The resulting carrying value established at the date of foreclosure becomes the new cost basis for subsequent accounting. After foreclosure, if the fair value less estimated selling costs of the property becomes less than its cost, the deficiency is charged to the provision for losses on foreclosed real estate. Costs relating to the developmental improvement of the property are capitalized, whereas those relating to holding the property for sale are charged as an expense.

     As of June 30, 1999, Northeast Bancorp had 22 loans on non-accrual status totaling $1,144,000 or 0.36% of total loans, and at June 30, 1998, Northeast Bancorp had 28 loans on non-accrual status totalling $2,248,000, or 0.80% of total loans. At June 30, 1999 and 1998, respectively, Northeast Bancorp had other real estate owned ("OREO") of approximately $193,850 and $350,496, which consisted of two single family residences each year. Non-performing loans and OREO together represented 0.37% and 0.81% of total assets at June 30, 1999 and 1998, respectively.

     The following table represents the Bank's non-performing loans as of June 30, 1999 and 1998:

                                                                AT JUNE 30,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                                (DOLLARS IN
                                                                THOUSANDS)
LOAN TYPES
1-4 Family mortgages........................................  $  293   $  783
Commercial mortgages........................................     654      956
Commercial loans............................................       0      509
Consumer and other..........................................     197        0
                                                              ------   ------
         Total non-performing...............................  $1,144   $2,248
                                                              ======   ======

     In addition, Northeast Bancorp performs ongoing reviews of its new and existing loans to identify, evaluate, and initiate corrective action for substandard loans. As of June 30, 1999, Northeast Bancorp has identified commercial and commercial real estate loans to 7 borrowers to be monitored on its list of loans classified as substandard, representing aggregate borrowings of approximately $741,000 (exclusive of non-performing loans). These loans have been considered by management in its assessment of the allowance for loan losses and none of these borrowers have failed to comply with their present loan repayment terms. Management takes an aggressive posture in reviewing its loan portfolio to determine whether loans should be classified as substandard.

     Although non-performing and delinquent loans have decreased in the past few years, management continues to allocate substantial resources to its collection area in an effort to control the amount of such non-performing loans. The Bank's delinquent loan accounts decreased as a percentage of total loans during the 1999 fiscal year. This decrease was largely due to improved collection efforts, increased charge-offs, and an increase in the Bank's loan portfolio.

     The following table reflects the annual trend of total delinquencies 30 days or more past due, including non-performing loans, for the Bank as a percentage of total loans:

                AT JUNE 30,
--------------------------------------------
  1999       1998        1997        1996
---------  ---------   ---------   ---------
  0.76%     1.09%       1.93%       3.24%

     At June 30, 1999, loans classified as non-performing, which aggregated $1,144,000, included $117,169 of loan balances that are current and paying as agreed, but which continue to be so classified until the borrower has demonstrated a sustainable period of performance.

     The following table sets forth certain information, as of the date indicated, regarding non-accrual loans, restructured loans, and loans 90 days or more past due:

                                                                         AT JUNE 30,
                                                          ------------------------------------------
                                                           1999     1998     1997     1996     1995
                                                          ------   ------   ------   ------   ------
                                                                    (DOLLARS IN THOUSANDS)
NON-ACCRUAL LOANS:
  Residential mortgage..................................  $  293   $  783   $1,072   $1,291   $  722
  Commercial real estate................................     654      956    1,247    1,495    1,382
  Commercial loans......................................       0      509      521      320      520
  Consumer and other....................................     197        0       41       76       33
                                                          ------   ------   ------   ------   ------
         Total non-accrual loans........................   1,144    2,248    2,881    3,182    2,657
Accruing loans contractually past due 90 days or more...       0        0        0        0        0
                                                          ------   ------   ------   ------   ------
TOTAL NON-PERFORMING LOANS..............................   1,144    2,248    2,881    3,182    2,657
Other real estate owned.................................     194      350      563      585    1,169
                                                          ------   ------   ------   ------   ------
TOTAL NON-PERFORMING ASSETS.............................  $1,338   $2,598   $3,444   $3,767   $3,826
                                                          ======   ======   ======   ======   ======
Non-performing loans to total loans.....................   0.36%    0.80%    1.29%    1.70%    1.42%
Non-performing assets to total assets...................   0.37%    0.81%    1.21%    1.54%    1.65%

ALLOWANCE FOR LOAN LOSSES

     In originating loans, Northeast Bancorp recognizes that loan losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. The process of evaluating the allowance involves a high degree of management judgment. The methods employed to evaluate the allowance for loan losses are quantitative in nature and consider such factors as the loan mix, the level of non-performing loans, delinquency trends, past charge-off history, loan reviews and classifications, collateral, and the current economic climate.

     On a regular and ongoing basis management actively monitors Northeast Bancorp's asset quality to evaluate the adequacy of the allowance for loan losses and, when appropriate, to charge-off loans against the allowance for loan losses when appropriate or to provide specific loss allowances when necessary.

     Management believes that the allowance for loan losses is adequate considering the level of risk in the loan portfolio. While management believes that it uses the best information available to make its determinations with respect to the allowance, management can not assure you that future adjustments will not be necessary as a result of changing economic conditions, adverse markets for real estate, or other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. The Bank's most recent examination by the Office of Thrift Supervision was on November 30, 1998. At the time of the exam the regulators proposed no additions to the allowance for loan losses.

     At June 30, 1999, the Bank had a total of $193,850 in OREO as compared to $350,496 at June 30, 1998. An allowance for losses on OREO was established to provide for declines in real estate values and to consider estimated selling costs. The allowance for losses on OREO totaled $27,725, $5,100, and $50,839, respectively for the years ended June 30, 1999, 1998 and 1997. Northeast Bancorp provided for this allowance through a charge against earnings of $47,000, $62,300, and $39,000 for the years ended June 30, 1999, 1998, and 1997, respectively. In 1999, 1998, and 1997, write downs of OREO totaled $24,375, $108,039, and $88,161, respectively. Management periodically receives independent appraisals to assist in its valuation of the OREO portfolio. As a result of its review of the independent appraisals and the OREO portfolio, Northeast Bancorp believes the allowance for losses on OREO is adequate to state the portfolio at lower of cost, or fair value less estimated selling costs.

     The following table sets forth an analysis of Northeast Bancorp's allowance for loan losses for the periods indicated.

                                                                        YEARS ENDED JUNE 30,
                                                        ----------------------------------------------------
                                                          1999       1998       1997       1996       1995
                                                        --------   --------   --------   --------   --------
                                                                       (DOLLARS IN THOUSANDS)
Average net loans outstanding during the period.......  $294,207   $237,791   $200,919   $183,947   $178,736
                                                        ========   ========   ========   ========   ========
Net loans at end of period (1)........................  $316,062   $279,053   $219,940   $184,449   $185,116
                                                        ========   ========   ========   ========   ========
Allowance at beginning of period......................  $  2,978   $  2,742   $  2,761   $  2,661   $  2,728
                                                        --------   --------   --------   --------   --------
LOANS CHARGED-OFF DURING THE PERIOD:
  Residential mortgage................................      (232)      (196)      (319)      (151)      (162)
  Commercial real estate..............................       (26)      (432)      (128)      (236)      (296)
  Commercial..........................................      (272)       (42)      (154)      (125)      (205)
  Consumer and other..................................      (396)      (115)      (171)      (108)      (151)
                                                        --------   --------   --------   --------   --------
         Total loans charged-off......................      (926)      (785)      (772)      (620)      (814)
                                                        --------   --------   --------   --------   --------
RECOVERIES OF LOANS PREVIOUSLY CHARGED-OFF:
  Residential mortgage................................        12         87         43         10          7
  Commercial real estate..............................       109         83         49         34          1
  Commercial..........................................        20         87         13         12         16
  Consumer and other..................................       121         58         34         25         32
                                                        --------   --------   --------   --------   --------
         Total recoveries.............................       262        315        139         81         56
                                                        --------   --------   --------   --------   --------
Net loans charged-off during the period...............      (664)      (470)      (633)      (539)      (758)
Provisions for loan losses............................       610        706        614        639        691
                                                        --------   --------   --------   --------   --------
Allowance at end of period............................  $  2,924   $  2,978   $  2,742   $  2,761   $  2,661
                                                        ========   ========   ========   ========   ========
Ratio of net charge-offs to average loans
  outstanding.........................................      0.23%      0.20%      0.32%      0.29%      0.42%
Allowance as a percentage of total portfolio loans....      0.92       1.06       1.23       1.47       1.41
Allowance as a percentage of non-performing and
  non-accrual loans...................................    255.59     132.47      95.18      86.77     100.15

---------------

(1) Excludes loans held for sale.

     The level of the allowance for loan losses decreased as a percentage of total loans for 1999 as compared to 1998. This decrease in the level of allowance as a percentage of total loans reflects the increased volume of loans in 1999 as compared to 1998, the asset quality, charge-offs experienced, and credit risk of these loans, and the lower level of delinquencies experienced in 1999. The growth of loans included the purchase of residential mortgages which carry less credit risk. However, the allowance for loan losses increased as a percentage of non-performing and non-accrual loans for 1999 as compared to 1998 due to a decrease in non-performing and non-accrued loan balances.

     The ratio of net charge-offs to average loans outstanding has remained relatively constant during the last five fiscal years.

     At June 30, 1999, total impaired loans were $612,867, of which $241,420 had related allowances of $77,200. This compares to total impaired loans of $1,623,720, of which $927,355 had related allowances of $251,474, at June 30, 1998. During the year ended June 30, 1999, the income recognized related to impaired loans was $66,030 and the average balance of outstanding impaired loans was $1,229,987. This compares to income recognized related to impaired loans of $19,693 and the average balance of impaired loans of $1,956,488 at June 30, 1998. The Bank recognizes interest on impaired loans on a cash basis when the ability to collect the principal balance is not in doubt; otherwise, cash received is applied to the principal balance of the loan.

     The following table sets forth a breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

                                                                           AT JUNE 30,
                                -------------------------------------------------------------------------------------------------
                                      1999                1998                1997                1996                1995
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                           % OF                % OF                % OF                % OF                % OF
                                          LOANS               LOANS               LOANS               LOANS               LOANS
                                            TO                  TO                  TO                  TO                  TO
                                          TOTAL               TOTAL               TOTAL               TOTAL               TOTAL
                                AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS     AMOUNT    LOANS
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                                     (DOLLARS IN THOUSANDS)
Residential mortgage..........  $ 378      57.4%    $ 352      61.1%    $ 308      62.7%    $ 268      62.0%    $ 658      64.2%
Commercial mortgage...........    882      17.5       762      16.7       821      20.8       799      19.9       263      17.5
Construction..................      0       0.5         0       0.8         0       1.2         0       1.5         0       1.3
Commercial....................    508      10.9       582       9.6       436       8.7       501       8.9       137       8.3
Consumer......................    497      13.7       380      11.8       159       6.6       152       7.7       279       8.7
Unallocated...................    659       0.0       902       0.0     1,018       0.0     1,041       0.0     1,324       0.0
                                ------    -----     ------    -----     ------    -----     ------    -----     ------    -----
    Total allowance for loan
      losses..................  $2,924    100.0%    $2,978    100.0%    $2,742    100.0%    $2,761    100.0%    $2,661    100.0%
                                ======    =====     ======    =====     ======    =====     ======    =====     ======    =====

     The measurement of impaired loans is based on the fair value of the loan's collateral. The measurement of non-collateral dependent loans is based on the present value of expected future cash flows discounted at the historical effective interest rate. The components for the allowance for loan losses are as follows:

                                                                    AT JUNE 30,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
                                                               (DOLLARS IN THOUSANDS)
Impaired loans..............................................  $   77   $  251   $  369
Other.......................................................   2,847    2,727    2,373
                                                              ------   ------   ------
                                                              $2,924   $2,978   $2,742
                                                              ======   ======   ======

INVESTMENT ACTIVITIES

     At June 30, 1999, 1998, and 1997, Northeast Bancorp's investment portfolio totalled approximately $18,054,000, $13,609,000, and $28,811,000, respectively.
The investment portfolio consists of federal agency securities, mortgage-backed securities, bonds, and equity securities. Maturities range from one month to thirty years with a debt portfolio average maturity of approximately 25 years.

     Funds generated by Northeast Bancorp as a result of increases in deposits or decreases in loans which are not immediately used by Northeast Bancorp are invested in securities held in its investment portfolio. The investment portfolio is used as a source of liquidity for Northeast Bancorp. The investment portfolio is structured so that it provides for an ongoing source of funds for meeting loan and deposit demands and for reinvestment opportunities to take advantage of changes in the interest rate environment.

     Equity securities, and debt securities which may be sold prior to maturity, are classified as available for sale and are carried at market value. Northeast Bancorp's investment portfolio has been primarily classified as available for sale at June 30, 1999 and 1998. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders' equity. Gains and losses on the sale of securities are recognized at the time of the sale using the specific identification method. The amortized cost and market value of available for sale securities at June 30, 1999 was $18,720,268 and $18,054,317, respectively. The increase of $5,013,796 in the cost of securities available for sale, from June 30, 1998 to June 30, 1999, was due to the purchase of mortgage-backed securities for collateral for the increased volume in securities sold under repurchase agreements. The net unrealized loss on mortgage-backed securities has increased from $9,511 at June 30, 1998 to $626,274 at June 30, 1999 due to rising interest rates. Substantially all of the mortgage-backed securities are high grade government backed securities. As in any long term earning asset in which the interest rate is fixed, the market value of mortgage-backed securities will fluctuate based on changes in market interest rates from the time of purchase. Since these mortgage-backed securities are backed by the U.S. Government, there is a minimal risk of loss of principal. Management believes that the yields currently received on this portfolio are satisfactory and intends to hold these securities for the foreseeable future.

     Management reviews the portfolio of investments on an ongoing basis to determine if there has been an other-than-temporary decline in value. Some of the considerations management makes in the determination are market valuations of particular securities and economic analysis of the securities' sustainable market values based on the underlying companies' profitability. If the decline in value is not considered to be temporary, management writes down the value of such securities through an adjustment against earnings. Based on management's assessment of available for sale securities, there has been more than a temporary decline in fair value of certain securities. For the years ended June 30, 1999, 1998, and 1997, write-downs of available for sale securities were $95,728, $172,235, and $110,000, respectively, and are included in other expenses in the consolidated statements of income.

     The following table summarizes Northeast Bancorp's investment portfolio as of the dates indicated.

                        INVESTMENT SECURITIES PORTFOLIO

                                                                      AT JUNE 30,
                                                              ----------------------------
                                                               1999       1998      1997
                                                              -------   --------   -------
                                                                 (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE (1):
  U.S. Government agencies..................................  $   598   $  4,698   $ 2,905
  Mortgage-backed securities................................   16,027      7,714    24,802
  Other bonds...............................................      200        204       253
  Equity securities.........................................    1,229        993       851
                                                              -------   --------   -------
          Total available for sale (2):.....................  $18,054   $ 13,609   $28,811
                                                              =======   ========   =======

---------------

(1) Carried at estimated market value. Northeast Bancorp does not have any securities being held to maturity.
(2) Cost of such securities was $18,720 as of June 30, 1999, $13,706 as of June 30, 1998, and $29,317 as of June 30, 1997.

     The following table summarizes Northeast Bancorp's securities (excluding the restricted FHLB Stock) by maturity and weighted average yields at June 30, 1999. Yields on tax exempt securities are stated at their nominal rates and have not been adjusted for tax rate differences.

                                                      AFTER ONE YEAR   AFTER FIVE YEARS
                                       WITHIN ONE       BUT WITHIN        BUT WITHIN
                                          YEAR           5 YEARS           10 YEARS       AFTER 10 YEARS         TOTAL
                                     --------------   --------------   ----------------   ---------------   ---------------
                                     AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT    YIELD    AMOUNT    YIELD   AMOUNT    YIELD
                                     ------   -----   ------   -----   -------   ------   -------   -----   -------   -----
                                                                     (DOLLARS IN THOUSANDS)
AT JUNE 30, 1999:
  U.S. Government agencies.........  $ 498     4.62%   $100     7.23%  $    0     0.00%   $     0    0.00%  $   598    5.06%
  Mortgage-backed securities.......      0     0.00      44     5.15      572     7.04     15,411    6.59    16,027    6.60
  Other bonds......................      0     0.00     200     6.28        0     0.00          0    0.00       200    6.28
  Equity securities................  1,229     6.76       0     0.00        0     0.00          0    0.00     1,229    6.76
                                     ------   -----    ----    -----   ------    -----    -------   -----   -------   -----
                                     $1,727    6.14%   $344     6.41%  $  572     7.04%   $15,411    6.59%  $18,054    6.56%
                                     ======   =====    ====    =====   ======    =====    =======   =====   =======   =====
AT JUNE 30, 1998:
  U.S. Government agencies.........  $ 347     5.87%   $248     5.40%  $1,103     7.02%   $ 3,000    7.17%  $ 4,698    6.95%
  Mortgage-backed securities.......      0     0.00      99     5.15       24     8.50      7,591    6.91     7,714    6.89
  Other bonds......................      0     0.00     204     6.28        0     0.00          0    0.00       204    6.28
  Equity securities................    993     2.64       0     0.00        0     0.00          0    0.00       993    2.64
                                     ------   -----    ----    -----   ------    -----    -------   -----   -------   -----
                                     $1,340    3.48%   $551     5.68%  $1,127     7.05%   $10,591    6.98%  $13,609    6.59%
                                     ======   =====    ====    =====   ======    =====    =======   =====   =======   =====

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

     GENERAL. Deposit accounts are the primary source of funds of Northeast Bancorp for use in lending and other investment purposes. In addition to deposits, Northeast Bancorp draws funds from interest payments, loan principal payments, loan and securities sales, securities sold under repurchase agreements, and funds from operations (including various types of loan fees). Scheduled loan payments of principal and interest are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Northeast Bancorp utilizes, as alternative sources of funds, brokered certificates of deposit when national deposit interest rates are less than the interest rates on local market deposits. Brokered certificates of deposit are also used to supplement the growth in earning assets. Brokered certificates of deposit present the same risk as local certificates of deposit, in that both are interest rate sensitive with respect to Northeast Bancorp's ability to retain the funds. Northeast Bancorp uses borrowings on a short-term basis, if necessary, to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes. In this regard, Northeast Bancorp also uses FHLB advances as a source of funds when the interest rates of the advances are less than market deposit interest rates. FHLB advances are also used to fund short-term liquidity demands.

     DEPOSIT ACTIVITIES. Northeast Bancorp continues to attract new local deposit relationships. These deposits are attracted principally through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more), and retirement savings plans. Total deposits were $219,364,035 as of June 30, 1999, and $184,024,097 as of June 30, 1998. The increase in deposits of $35,339,938 from June 30, 1998 to June 30, 1999 was primarily due to a $7,773,835 increase in NOW demand deposits and a $22,143,247 increase in time deposits. The increase in NOW deposits was attributable to the development of a demand account where the interest rate increases as deposit balances increase. Time deposits increased due to various special offerings as well as normal growth from the branch market areas. Brokered certificates of deposit represented $13,458,257 of total deposits at June 30, 1999, which was an increase of $5,883,547 compared to June 30, 1998.

     Maturity terms, service fees, and withdrawal penalties are established by Northeast Bancorp on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

     DEPOSIT FLOWS AND AVERAGE BALANCE AND RATES. The following table sets forth the average balance and weighted average rates for Northeast Bancorp's categories of deposits for the period indicated.

                                                                             AT JUNE 30,
                                    ---------------------------------------------------------------------------------------------
                                                1999                            1998                            1997
                                    -----------------------------   -----------------------------   -----------------------------
                                    AVERAGE    AVERAGE     % OF     AVERAGE    AVERAGE     % OF     AVERAGE    AVERAGE     % OF
                                    BALANCE     RATE     DEPOSITS   BALANCE     RATE     DEPOSITS   BALANCE     RATE     DEPOSITS
                                    --------   -------   --------   --------   -------   --------   --------   -------   --------
                                                                       (DOLLARS IN THOUSANDS)
Non-interest bearing demand
deposits..........................  $ 17,132    0.00%       8.4     $ 15,481    0.00%       8.9     $ 13,380    0.00%       8.0
NOW and money market..............    40,100    2.85       19.7       29,401    2.50       16.8       30,716    2.45       18.4
Regular savings...................    20,068    2.57        9.9       21,289    2.68       12.2       22,141    2.67       13.3
Time deposits.....................   125,802    5.58       62.0      108,580    5.78       62.1      100,485    5.73       60.3
                                    --------    ----      -----     --------    ----      -----     --------    ----      -----
Total average deposits............  $203,102    4.27%     100.0     $174,751    4.34%     100.0     $166,722    4.26%     100.0
                                    ========    ====      =====     ========    ====      =====     ========    ====      =====

     CERTIFICATES OF DEPOSIT. At June 30, 1999, certificates of deposit, including brokered deposits, represented approximately 64.3% of Northeast Bancorp's total deposits, as compared to 61.5% of total deposits at June 30, 1998. Northeast Bancorp does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on the business of Northeast Bancorp.

     The following table summarizes the amount of Northeast Bancorp's certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 1999.

MATURITY PERIOD                                                   JUNE 30, 1999
---------------                                                   -------------
                                                              (DOLLARS IN THOUSANDS)
Less than three months......................................         $ 1,579
Over three months through six months........................           1,648
Over six months through twelve months.......................           6,944
Over twelve months..........................................          14,181
                                                                     -------
Total.......................................................         $24,352
                                                                     =======

     DEPOSIT ACTIVITY. The following table sets forth the deposit flows of Northeast Bancorp during the periods indicated.

                                                                 YEARS ENDED JUNE 30,
                                                              --------------------------
                                                               1999      1998      1997
                                                              -------   -------   ------
                                                                (DOLLARS IN THOUSANDS)
Net increase before interest credited.......................  $28,090   $ 4,501   $1,848
Net credited................................................    7,250     6,602    6,218
                                                              -------   -------   ------
Net deposit increase........................................  $35,340   $11,103   $8,066
                                                              =======   =======   ======

     BORROWINGS. The Bank relies upon deposits, loan repayments, and loan sales as its major sources of funds. When Northeast Bancorp's primary sources of funds are not sufficient to meet deposit outflows, loan originations and purchases, and other cash requirements, Northeast Bancorp may borrow funds from the FHLB of Boston or other sources. In addition, Northeast Bancorp uses securities sold under agreements to repurchase, or repurchase agreements as they are sometimes called, in order to increase available funds.

     The FHLB of Boston functions as a central reserve bank providing credit for savings and loan associations and certain other member financial institutions. As a member, the Bank is required to own capital stock in the FHLB of Boston and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally securities that are obligations of or guaranteed by the United States), provided that certain standards related to creditworthiness have been met. FHLB borrowings, known as "advances," are made on a secured basis, and the terms and rates charged for FHLB advances vary in response to general economic conditions. A wide variety of borrowing plans are offered by the FHLB of Boston, each with its own maturity and interest rate. The FHLB of Boston will consider various factors, including an institution's regulatory capital position, net income, quality and composition of assets, lending policies and practices, and level of current borrowings from all sources in determining the amount of credit to extend to an institution. In addition, an institution that fails to meet the qualified thrift lender test may have restrictions imposed on its ability to obtain FHLB advances. The Bank currently meets the qualified thrift lender test. Northeast Bancorp's current advance availability, subject to the satisfaction of certain conditions, is approximately $130 million, of which $104 million has been advanced through June 30, 1999.

     Northeast Bancorp has access to the following principal sources of funds:

     - borrowing capacity with the FHLB,

     - normal growth of Bank deposits,

     - issuance of repurchase agreements for cash equivalents, and

     - securities available for resale.

     The following table sets forth information as to Northeast Bancorp's borrowings activity for the periods indicated.

                                                                      YEARS ENDED JUNE 30,
                                                 --------------------------------------------------------------
                                                        1999                  1998                  1997
                                                 -------------------   -------------------   ------------------
                                                            WEIGHTED              WEIGHTED             WEIGHTED
                                                            AVERAGE               AVERAGE              AVERAGE
                                                  AMOUNT      RATE      AMOUNT      RATE     AMOUNT      RATE
                                                 --------   --------   --------   --------   -------   --------
                                                                     (DOLLARS IN THOUSANDS)
PERIOD END BALANCE:
  Advances from FHLB of Boston.................  $103,882     5.36%    $104,440     5.55%    $80,494     5.81%
  Repurchase agreements(1).....................    11,868     4.07        5,206     4.20       5,099     4.25
                                                 --------     ----     --------     ----     -------     ----
         Total.................................  $115,750     5.23%    $109,646     5.49%    $85,593     5.72%
                                                 ========     ====     ========     ====     =======     ====
AVERAGE OUTSTANDING DURING YEAR:
  Advances from FHLB of Boston.................  $100,074     5.53%    $ 85,686     5.86%    $67,037     5.95%
  Repurchase agreements(1).....................     8,202     4.15        4,917     4.19       4,566     4.38
                                                 --------     ----     --------     ----     -------     ----
         Total.................................  $108,276     5.43%    $ 90,603     5.77%    $71,603     5.85%
                                                 ========     ====     ========     ====     =======     ====
HIGH MAXIMUM OUTSTANDING AT ANY MONTH END:
  Advances from FHLB of Boston.................  $106,979     5.24%    $109,962     5.61%    $81,512     5.85%
  Repurchase agreements(1).....................    11,868     4.07        5,737     4.25       5,214     4.42
                                                 --------     ----     --------     ----     -------     ----
         Total.................................  $118,847     5.12%    $115,699     5.54%    $86,726     5.76%
                                                 ========     ====     ========     ====     =======     ====

---------------

(1) These borrowings were scheduled to mature within 180 days and were collateralized by GNMA and FHLMC securities with the market value and amortized costs at June 30, 1999 of $14,938,000, $15,525,000, at June 30,
    1998 of $8,547,000, and $8,558,000 and, at June 30, 1997 of $9,161,000, and
    $9,300,000.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity is defined as the ability of Northeast Bancorp to generate sufficient cash to fund current loan demand, deposit withdrawals, other cash demands and disbursement needs, and otherwise to operate on an ongoing basis. Northeast Bancorp's principal sources of funds are deposits, principal and interest payments on loans, sale of loans, interest on investments, and the sale of investments. During the fiscal years ended June 30, 1999 and 1998, Northeast Bancorp received $35.3 million and $11.1 million, respectively, from deposit growth and $6.7 million and $0.1 million, respectively, from the sale of repurchase agreements (included in deposit balances in 1999 and 1998 was $13,458,257 and $7,574,710, respectively, in brokered certificates of deposit.) In addition, through the FHLB advances program Northeast Bancorp also has the ability to borrow from the FHLB to supplement its liquidity needs. Northeast Bancorp's current advance availability, subject to the satisfaction of certain conditions, is approximately $26 million over and above the 1999 end of year advances.

     At June 30, 1999, stockholders' equity was approximately $26,683,115, or 7.32% of total assets, as compared to $25,139,527 at June 30, 1998, or 7.79% of total assets. Book value per common share was $9.64 as of June 30, 1999, as compared to $9.23 at June 30, 1998.

     In November 1998 Square Lake Holding Corporation converted its Northeast Bancorp Series A Preferred Stock into 136,362 shares of Northeast Bancorp common stock. Square Lake Holding Corporation is a Maine corporation and a subsidiary of a Canadian corporation of which Mr. Ronald Goguen is a 95% shareholder and director. Mr. Goguen also is a director of, and, through the stock ownership of his affiliates, a principal shareholder of Northeast Bancorp.

     Although no capital requirements are imposed on Northeast Bancorp, as a savings institution the Bank is subject to such requirements as established by the OTS. The OTS has issued regulations requiring savings institutions to maintain a minimum regulatory tangible capital equal to 1.5% of adjusted total assets, core capital of 3.0%, leverage capital of 4.0% and a risk-based capital standard of 8.0%. The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized", "adequately capitalized", "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." As of June 30, 1999, the Bank met the definition of a "well capitalized" institution. There are no conditions or events since that notification that management believes has changed the institution's category.

     At June 30, 1999, the Bank's regulatory capital was in compliance with regulatory capital requirements as follows:

                                                                                                TO BE "WELL
                                                                                               CAPITALIZED"
                                                                                                   UNDER
                                                                                                  PROMPT
                                                                             FOR CAPITAL        CORRECTIVE
                                                                              ADEQUACY            ACTION
                                                            ACTUAL            PURPOSES          PROVISIONS
                                                        ---------------    ---------------    ---------------
                                                        AMOUNT    RATIO    AMOUNT    RATIO    AMOUNT    RATIO
                                                        -------   -----    -------   -----    -------   -----
                                                                       (DOLLARS IN THOUSANDS)
Tier 1 (Core) Capital (to risk weighted assets).......  $25,615   10.1%    $10,159    4.0%    $15,239    6.0%
Tier 1 (Core) Capital (to total assets)...............   25,615    7.1      14,533    4.0      18,166    5.0
Total Capital (to risk weighted assets)...............   27,233   10.7      20,318    8.0      25,398   10.0

     Management believes that there are adequate funding sources to meet its future liquidity needs for the foreseeable future. However, in order to finance the continued growth of the Bank at current levels, additional funds may be necessary in order to provide sufficient capital to fund loan growth. In this regard, Northeast Bancorp will use a portion of the net proceeds from this offering to, among other things, make contributions to the capital of the Bank to support its internal growth. Further, Northeast Bancorp may from time to time consider and evaluate a variety of additional sources of funds, including other debt financing vehicles, sales of equity securities, and other financing alternatives. There can be no assurance that Northeast Bancorp will be able to obtain such additional financing, if needed, or, if available, that it can be obtained on terms favorable to Northeast Bancorp.

RETURN ON EQUITY AND ASSETS

     The following table sets forth certain selected performance ratios of Northeast Bancorp for the periods indicated:

                                                                   AT JUNE 30,
                                                             ------------------------
                                                             1999      1998     1997
                                                             -----    ------    -----
Return on average assets...................................   0.71%     0.83%    0.57%
Return on average equity...................................   9.18     10.35     7.05
Dividend payout ratios.....................................  24.42     24.42    37.50
Average equity to average assets...........................   7.73      7.99     8.09

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and related financial data presented herein concerning Northeast Bancorp have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of Northeast Bancorp is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of Northeast Bancorp than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

FUTURE ACCOUNTING REQUIREMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement requires all derivatives to be recorded on the balance sheet at fair value and establishes standard accounting methodologies for hedging activities. The standard will result in the recognition of offsetting changes in value or cash flows of both the hedge and the hedged item in earnings or comprehensive income in the same period. The statement is effective for Northeast Bancorp's fiscal year ending June 30, 2001. Management of Northeast Bancorp does not expect this statement to have a significant effect on its financial position or results of operations based on current activities of Northeast Bancorp.

     FASB also has issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities retained after the securitization of Mortgage Loans Held for Sale by a Mortgage Banking Entity" ("SFAS 134"). This statement amends SFAS No. 65 allowing mortgage-backed securities or other retained interests arising from the securitization of mortgage loans to be classified based on the mortgage banking entities' ability and intent to sell or hold those securities. Previously these securities had to be held within a trading account. This statement is effective for Northeast Bancorp's fiscal year ending June 30, 2000. The adoption of this standard is not expected to have a significant impact on the financial statements.

YEAR 2000 COMPLIANCE

     Northeast Bancorp is currently addressing the Year 2000 issue. Many existing computer programs and hardware configurations use only two digits to identify a year in the date field. Since these programs did not take into consideration the upcoming change in the century, many computer applications could create erroneous results by the Year 2000 if not corrected. The Year 2000 issue will affect this company and it will affect virtually all companies and organizations, including Northeast Bancorp's borrowers. Northeast Bancorp has organized a Year 2000 committee, comprised of senior officers, to research, develop and implement a plan that will correct this issue within the time lines established by Northeast Bancorp's regulators. The OTS has issued a formal regulation and comprehensive plan concerning the Year 2000 issue for financial institutions, for which the OTS has oversight. Northeast Bancorp has adopted the regulatory comprehensive plan which has the following phases:

     AWARENESS PHASE. This phase consists of defining the Year 2000 problem, developing the resources necessary to perform compliance work, establishing a Year 2000 program committee, and developing an overall strategy that encompasses in-house systems, service bureaus for systems that are outsourced, vendors, auditors, customers, and suppliers (including correspondence). This phase has been completed by Northeast Bancorp's committee.

     ASSESSMENT PHASE. This phase involves an assessment of the size and complexity of the problem and determining the magnitude of the effort necessary to address the Year 2000 issue. As part of this valuation, Northeast Bancorp evaluated all hardware, software, networks, automated teller machines, other various processing platforms, and customer and vendor interdependencies affected by the Year 2000 date change. This assessment was not limited to a review of information systems, it also encompassed environmental systems dependent on embedded microchips, such as security systems, elevators and vaults. Management also evaluated the Year 2000 effect on other strategic business initiatives, including the potential effect that mergers and acquisitions, major system development, corporate alliances, and system interdependencies will have on existing systems and/or acquired systems. During this phase, both management and its vendors identified resource needs and established time frames for their Year 2000 efforts. The resource needs for responding to this issue include appropriately skilled personnel, contractors, vendor support, budget allocations, and hardware capacity. Finally contingency plans should be developed to cover unforeseen obstacles during the renovation and validation phase and include plans to deal with lesser priority systems that would be fixed later in the renovation phase.

     The assessment phase has been completed, but is considered an ongoing phase for Northeast Bancorp. Northeast Bancorp has instituted a comprehensive plan to communicate with all its borrowers that it considers to be at risk concerning the Year 2000 issue. Northeast Bancorp considers this plan necessary to

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mitigate the risk associated with borrowers not having the ability to make loan payments due to a Year 2000 issue. Northeast Bancorp currently has estimated the following costs associated with the Year 2000 issue: (1) computer hardware replacement $40,000, (2) software replacement $42,000, (3) testing and administrative costs $94,000, and (4) potential contingency costs $15,000. As of June 30, 1999 the Company had incurred $37,333 of capitalized purchases and $92,000 of cumulative Year 2000 expenses. These costs are under periodic review and will be revised as needed. We cannot assure you that our actual cost will not exceed our estimates. During the 1999 fiscal year, Northeast Bancorp replaced its computer mainframe, software, and data communication systems as planned to accommodate the growth experienced as a result of its merger and acquisition activity and its branch expansion. The previous mainframe and software had been fully depreciated through the normal course of its depreciable life and the costs associated with the replacement of these items was part of Northeast Bancorp's general business plan for fiscal 1999. The anticipated Year 2000 expenses referred above are in addition to Northeast Bancorp's replacement costs.

     RENOVATION PHASE. This phase includes code enhancements, hardware and software upgrades, system replacements, vendor certification, and other associated changes. Work will be prioritized based on information gathered during the assessment phase. Each of our service providers and vendors has been contacted and has or will provide information to us concerning their efforts to comply with the Year 2000 issue. Northeast Bancorp has completed this phase. However, we cannot assure you that these service providers and vendors will be Year 2000 compliant in a timely manner.

     VALIDATION PHASE. Testing is a multifaceted process that is critical to the Year 2000 project and inherent in each phase of the project management plan. This process includes the testing of incremental changes to hardware and software components. In addition to testing upgraded components, connections with other systems must be verified, and all changes should be accepted by internal and external users. Management will establish controls to assure the effective and timely completion of all hardware and software testing prior to final implementation. As with the renovation phase, Northeast Bancorp will be in ongoing discussions with its vendors on the success of their validation efforts. Northeast Bancorp has completed testing on all of its critical systems and has completed this phase.

     IMPLEMENTATION PHASE. During this phase, systems are to be validated as Year 2000 compliant and be accepted by the business users. For any system failing certification, the business effect must be assessed clearly and the organization's Year 2000 contingency plans should be implemented. Any potentially noncompliant mission-critical system should be brought to the attention of executive management immediately for resolution. In addition, this phase must ensure that any new systems or subsequent changes to verified systems are compliant with Year 2000 requirements. Northeast Bancorp has completed the validation of its systems and has completed this phase.

     Northeast Bancorp recognizes the Year 2000 problem as a global issue with potentially catastrophic results if not addressed. We have and will continue to take all necessary steps to protect Northeast Bancorp and its customers concerning the Year 2000 issue. Management is confident that all the instituted phases will be completed and in place prior to the Year 2000. However, the inability of third party vendors to complete their Year 2000 remediation in a timely fashion could result in delays in processing daily transactions and could result in a material and adverse effect on our results of operations. We have developed a contingency plan to address potential failures in these systems. However, we cannot assure you that these plans will adequately protect the Bank from the adverse consequences of such failures.

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                                    BUSINESS

GENERAL

     Northeast Bancorp, a Maine corporation chartered in April 1987, is a unitary savings and loan holding company whose primary subsidiary and principal asset is Northeast Bank, F.S.B. Prior to 1996, Northeast Bancorp operated under the name Bethel Bancorp. Northeast Bancorp, through its ownership of the Bank, is engaged principally in the business of originating residential real estate loans, commercial real estate and business loans, and consumer loans, and its primary source of earnings is derived from the income generated by the Bank. Although historically the Bank has primarily originated residential and commercial real estate loans, most of which are local, in the State of Maine, it also generates commercial and consumer loans and provides other services and products traditionally furnished to customers by full service banks. As of June 30, 1999, Northeast Bancorp, on a consolidated basis, had total assets of approximately $364.4 million, total deposits of approximately $219.4 million, and stockholders' equity of approximately $26.7 million.

     The Bank (which was formerly known as Bethel Savings Bank F.S.B.) is a federally-chartered savings bank which was originally organized in 1872 as a Maine-chartered mutual savings bank. The Bank received its federal charter in fiscal 1984. In 1987, Bethel converted to a stock form of ownership and in subsequent years has engaged in a strategy of both geographic and product expansion.

     In October 1997, Northeast Bancorp completed its combination with Cushnoc Bank & Trust, a commercial bank located in Augusta, Maine ("Cushnoc"), and merged it into the Bank. As a result of the merger, the Bank added two branches which expanded its market area to include Maine's capital city and surrounding communities, an area that management believes offers significant growth opportunities. In addition, during the last fiscal quarter, Northeast Bancorp opened a new full service branch in Lewiston, Maine. With the opening of these three branches, the Bank now has a total of 12 banking branches. In addition, the Bank has opened a facility in Falmouth, Maine from which it accepts loan applications and offers investment, insurance, and financial planning products to its customers.

     The Bank has broad powers, including the power to engage in non-residential lending activities. In connection with its conversion into a federal savings bank in fiscal 1984, the Bank retained its then-authorized powers as a Maine-chartered mutual savings bank. Under applicable regulations, except as otherwise determined by the OTS, the Bank retains the authority that it was permitted to exercise as a mutual savings bank under the state law existing at the time of the conversion. Historically, Maine-chartered savings banks have had certain lending, investment, and other powers that have only recently been granted to federal savings institutions, including commercial lending authority and the ability to offer personal checking and negotiable order of withdrawal ("NOW") accounts.

     From its 12 retail banking branches located throughout western, central, and the mid-coastal regions of the State of Maine, and through the Bank's subsidiary and other affiliations, the Bank offers its customers, or provides access to, a broad range of financial services and products including, but not limited to, real estate, commercial, and consumer loans and financial products, deposit and investment services, brokerage services, trust services, insurance, ATMs, debit cards, electronic transfer services, and other related products and services.

     The Bank is subject to examination and comprehensive regulation by the OTS and its deposits are insured by the FDIC to the extent permitted by law. The Bank also is a member of the FHLB of Boston. Although the Bank's deposits are primarily insured through the Bank Insurance Fund, deposits at the Brunswick branch, which represent approximately 24% of the Bank's total deposits, are Savings Association Insurance Fund insured. See "Supervision and
Regulation -- Insurance of Deposit Accounts and Assessments."

     The principal executive offices of Northeast Bancorp and the Bank are located at 232 Center Street, Auburn, Maine, 04210, and their telephone number is (207) 777-6411.

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STRATEGY

     Northeast Bancorp's corporate strategy is to offer a wide array of financial products and services with an emphasis on a high level of personalized service. This strategy is designed to attract profitable long-term banking relationships with its customers and to increase the Bank's core earnings by developing stronger interest margins, non-interest income, and increasing volume of banking products and services by expanding the Bank's market areas. In keeping with this strategy, the Bank is making a concerted effort to become an all-inclusive financial center that is able to provide its customers with nearly every financial product and service that they may require. In this regard, the Bank assists its clients in assessing their financial needs through its personalized financial planning services. Once the customer's financial needs have been identified, the Bank provides the customer with financial product or service solutions designed to meet those needs. Management believes that the ability to deliver such personalized service and advice will be one of the primary competitive factors in the financial institutions industry in the future. Accordingly, over the past few years the Bank has invested a substantial amount of resources in developing its ability to offer a high level of personalized service with an emphasis on financial planning and delivery of financial advisory services that are responsive to a broad range of customer needs.

     To further support the corporate strategy, the Bank has recently expanded the scope of lending and other financial services that it provides to its customers. In the past, the Bank has focused primarily on its residential mortgage lending business. As a result, its business has historically consisted of attracting deposits from the general public through its retail banking offices and applying those funds principally to the origination, retention, servicing, investing in and selling first mortgage loans on single and multi-family residential real estate. However, during the past several years, the Bank has expanded the scope of its services by placing additional emphasis on:

     - consumer lending and small business, home equity, and commercial loans;

     - lending funds to retail banking customers by means of home equity and installment loans;

     - originating loans secured by commercial property and multi-family dwellings; and

     - generating indirect dealer consumer loans used for the purchase of mobile homes and automobiles.

     Northeast Bancorp also offers to its customers financial planning, investment services and all lines of insurance products through the Bank's subsidiary, Northeast Financial Services Corporation. Northeast Financial Services Corporation, which is located at Northeast Bancorp's headquarters in Auburn, Maine, offers customers access to investment and annuity products through an arrangement with Commonwealth Equity Services, Inc., an unaffiliated, fully licensed New York securities firm, which licenses the brokers who sell such products and services. It also offers a full line of insurance products to customers through its relationships with several insurance agencies, including one owned by Mr. Kendall, who is a director of Northeast Bancorp.

     Trust services and employee benefit products are provided to Northeast Bancorp customers through Northeast Trust, a division of the Bank. Since 1993, employee benefit products were provided to Northeast Bancorp's customers through FNEB, a division of the Bank. During fiscal 1999, Northeast Bancorp dissolved FNEB because it did not attain sufficient revenue growth. These services are now provided to customers through the Bank's trust department. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations."

     The community banking strategy of Northeast Bancorp emphasizes the development of long-term full banking relationships with customers at each branch location by providing consistent, high quality service from:

     - persons with local decision-making authority;

     - employees who are familiar with the customers' needs, their business environment and competitive demands;

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

     - employees who are able to develop and customize personalized financial solutions that are tailored to the customers' needs.

     We believe that our strategy of providing "one-stop shopping" for our customers' financial needs, together with our community bank approach, will continue to foster the development of profitable long-term relationships between the Bank and its customers.

     With the goal of providing a full range of banking services to its customers and in an effort to develop strong long-term primary banking relationships with businesses and individuals, the Bank has expanded its commercial banking operations by selectively making commercial loans to small and medium sized companies. In this regard, the Bank's business development efforts have been directed towards full service credit packages and financial services, as well as competitively priced mortgage packages. At June 30, 1999, the Bank's loan portfolio consisted of 58% residential real estate mortgages, 17% commercial real estate mortgage, 11% commercial loans, and 14% consumer loans. At June 30, 1999, the Bank's lending limit was approximately $4.0 million. To the extent that a customer's credit needs exceed these lending limits, the Bank may seek participations in such loans with other banks.

MARKET AREA

     Northeast Bancorp and the Bank are headquartered in Auburn, Maine with full service branches located in Augusta, Bethel, Brunswick, Buckfield, Harrison, Lewiston, Lisbon Falls, Mechanic Falls, Richmond, and South Paris, Maine. In addition, the Bank maintains a facility in Falmouth, Maine, from which loan applications are accepted and insurance, investment services and financial planning services are offered. As a result of its recent acquisitions and branching strategies, Northeast Bancorp's market areas cover western, central and the mid-coastal regions of the State of Maine. Northeast Bancorp's market areas are characterized by a diverse economy that have experienced moderate growth in recent years.

     In order to expand its geographic market and to diversify its uses of funds, Northeast Bancorp has acquired two financial institutions in the State of Maine and has opened new branches in strategic locations within its market area. Northeast Bancorp will continue to evaluate other financial institutions as potential acquisition candidates in geographic areas that management believes would compliment its existing banking business.

MARKET FOR SERVICES AND COMPETITION

     In its local markets, individuals and businesses are solicited through the personal efforts of the directors and officers of both Northeast Bancorp and the Bank. Management believes a locally-based independent bank is often perceived by the local business community as possessing a clearer understanding of local commerce and its needs. Consequently, Northeast Bancorp believes that it is able to make prudent lending decisions to customers in its market areas more quickly than its competitors without compromising asset quality or profitability.

     In an effort to attract a broader base of long-term customer relationships and diversity in its banking operations, Northeast Bancorp has recently expanded its focus from primarily seeking residential loan customers to becoming a "one-stop shopping" destination point for our customers' full financial needs. Accordingly, during the past few years the Bank has significantly increased the number and type of financial products, loans, and services that it makes available to its customers.

     Northeast Bancorp encounters strong competition in its market areas, both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies, as well as the availability of nationwide interstate banking, has created a highly competitive environment for financial services providers. In one or more aspects of its business, the Bank competes with other savings banks, commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, finance companies, and other financial intermediaries operating in Maine and elsewhere. Many of the Bank's primary competitors, some of which

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

are affiliated with large bank holding companies or other larger financial-based institutions, have substantially greater resources and have higher lending limits.

     The principal factors in competing for deposits are convenient office locations, flexible hours, interest rates and services, while those relating to loans are interest rates, the range of lending services offered and lending fees. Additionally, Northeast Bancorp believes that an emphasis on personalized financial planning and advice tailored to individual customer needs, together with the local character of the Bank's business and its "community bank" management philosophy will enhance its ability to compete successfully in its market areas. Further, Northeast Bancorp now offers a wide range of financial services to its customers, including not only basic loan and deposit services, but also investment services, trust services, and insurance products. We believe that our ability to provide such services and advice, and to provide the financial services and products required by our customers, will be an attractive alternative to consumers in our market area.

LENDING ACTIVITIES

     GENERAL. The primary source of income generated by the Bank is from the interest earned from the loan portfolio. The Bank maintains diversification when considering the granting of loan requests.

     The principal lending activities of the Bank are the origination and purchase of conventional mortgages for the purpose of constructing, financing, or re-financing one-to-four family residential properties and commercial properties. The majority of the properties securing the mortgage loan portfolio are located in the State of Maine. However, in an effort to diversify the geographic scope of the real estate collateral held by it, the Bank does purchase in the secondary market residential mortgage loans collateralized by properties in other states. Interest rates and origination fees charged on loans originated by the Bank are generally competitive with other financial institutions and other mortgage originators in its general market area.

     Although residential and commercial real estate lending remains a strong component of the Bank's lending operations, consistent with its business strategy Northeast Bancorp also actively seeks an increased volume of commercial and consumer loans. Commercial loans are originated for commercial construction, acquisition, remodeling, and general business purposes. In this regard, the Bank, among other things, also originates loans to small businesses in association with the Small Business Administration. Consumer loans include those for the purchase of automobiles, boats, home improvements and personal investments. Northeast Bancorp also pursues quality indirect lending through local automobile dealerships.

     RESIDENTIAL LENDING. The major component of the Bank's lending activities consists of the origination of single-family residential mortgage loans collateralized by owner-occupied property, most of which is located in its primary service areas. The Bank offers a variety of mortgage loan products. Its originations are generally for adjustable rate mortgages ("ARMs") or fixed rate mortgage loans having a term of 15 years or 30 years amortized on a monthly basis, with principal and interest due each month. Additionally, the Bank offers second mortgage residential loans.

     The Bank offers one-year ARMs with rate adjustments tied to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted yearly with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. The Bank also originates fixed-rate mortgage loans on single-family residential real estate. The Bank generally charges a higher interest rate if the property is not owner-occupied. It has been the Bank's experience that the proportion of fixed-rate and adjustable-rate loan originations depend in large part on the level of interest rates. As interest rates fall, there is generally a reduced demand for ARMs and, as interest rates rise, there is generally an increased demand for ARMs.

     Fixed rate and adjustable rate mortgage loans collateralized by single family residential real estate generally have been originated in amounts of no more than 80% of appraised value. The Bank may, however, lend up to 95% of the value of the property collateralizing the loan, but if such loans are required to be made in excess of 80% of the value of the property, they must be insured by private or federally guaranteed mortgage insurance. In the case of mortgage loans, the Bank will procure mortgagee's title insurance to

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protect against defects in its lien on the property which may collateralize the loan. The Bank in most cases requires title, fire, and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. The Bank maintains its own errors and omissions insurance policy to protect against loss in the event of failure of a mortgagor to pay premiums on fire and other hazard insurance policies.

     Although the contractual loan payment period for single-family residential real estate loans is generally for a 15 to 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms. In addition, the Bank charges no penalty for prepayment of mortgage loans. Mortgage loans originated by the Bank customarily include a "due on sale" clause giving the Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, the Bank enforces due on sale clauses. Borrowers are typically permitted to refinance or prepay loans at their option without penalty.

     The Bank generally applies the same underwriting criteria to residential mortgage loans whether purchased or originated. In its loan purchases, the Bank generally reserves the right to reject particular loans from a loan package being purchased and does reject loans in a package that do not meet its underwriting criteria. In connection with loan purchases, the Bank receives various representations and warranties from the sellers of the loans regarding the quality and characteristics of the loans. In determining whether to purchase or originate a loan, the Bank assesses both the borrower's ability to repay the loan and the adequacy of the proposed collateral. On originations, the Bank obtains appraisals of the property securing the loan. On purchases, the Bank reviews the appraisal obtained by the loan seller or originator. On purchases and originations, the Bank reviews information concerning the income, financial condition, employment and credit history of the applicant.

     Northeast Bancorp has adopted written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered for origination or purchase. These underwriting standards are reviewed and approved annually by its board of directors. Northeast Bancorp's underwriting standards for fixed rate residential mortgage loans generally conform to standards established by Fannie Mae ("FNMA") and the Federal Home Loan Mortgage Corporation (the "FHLMC"). A loan application is obtained or reviewed by the Bank's underwriters to determine the borrower's ability to repay, and confirmation of the more significant information is obtained through the use of credit reports, financial statements, and employment and other verifications.

     The Bank generally uses appraisals to determine the value of collateral for all loans it originates. When originating a real estate mortgage loan, the Bank obtains a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and such appraisal is reviewed by one of the underwriters. Otherwise, the collateral value is determined by reference to the documentation contained in the original file.

     The Bank also requires that a survey be conducted and title insurance be obtained, insuring the priority of its mortgage lien. Pursuant to its underwriting standards, the Bank generally requires private mortgage insurance policies on newly originated mortgage loans with loan-to-value ratios greater than 80%. All loans are reviewed by the Bank's underwriters to ensure that its guidelines are met or that waivers are obtained in limited situations where offsetting factors exist.

     COMMERCIAL REAL ESTATE LENDING. The Bank originates both multi-family and commercial real estate loans. Multi-family and commercial property loans generally are made in amounts up to 80% of the lesser of the appraised value or purchase price of the property. Although the largest multi-family or commercial loan in Northeast Bancorp's portfolio at June 30, 1999 was approximately $2.1 million, the majority of such loans have balances under $500,000.

     The Bank's permanent commercial real estate loans are secured by improved property such as office buildings, medical facilities, retail centers, warehouses, apartment buildings, condominiums, and other types of buildings, which are located in its primary market area. Multi-family and commercial real estate loans

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generally have fixed or variable interest rates indexed to FHLB rates with fixed notes having terms of 3-5 years. Mortgage loan maturities have terms up to 15 years.

     Loans secured by multi-family and commercial real estate generally are larger and involve greater risks than one-to-four family residential mortgage loans. Because payments on loans secured by multi-family and commercial properties often are dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Northeast Bancorp seeks to minimize these risks in a variety of ways, including limiting the size of its multi-family and commercial real estate loans and generally restricting such loans to its primary market area. In determining whether to originate multi-family or commercial real estate loans, Northeast Bancorp also considers such factors as the financial condition of the borrower and the debt service coverage of the property. Northeast Bancorp intends to continue to make multi-family and commercial real estate loans as the market demands and economic conditions permit.

     COMMERCIAL LENDING. The Bank offers a variety of commercial loan services including term loans, lines of credit, equipment, and receivables financing. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. Equipment loans are typically originated on both a one year line of credit basis and on a fixed-term basis ranging from one to five years. The purpose of a particular loan generally determines its structure.

     The Bank's commercial loans primarily are underwritten in Northeast Bancorp's market areas on the basis of the borrowers' ability to service such debt from income. As a general practice, the Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

     Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from the borrower's wages and other income and which are collateralized by real property whose value tends to be easily ascertainable, commercial loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of their business and generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans, which may depreciate over time, usually cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

     CONSUMER LOANS. Consumer loans made by the Bank have included automobiles, recreation vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and uncollateralized), and deposit account collateralized loans. The Bank's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. A majority of these loans are for terms of less than 60 months and although generally collateralized by liens on various personal assets of the borrower, they may be originated without collateral. Consumer loans are made at fixed and variable interest rates and may be made based on up to a 5 year amortization schedule.

     Consumer loans are attractive to Northeast Bancorp because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Consumer loans, however, do pose additional risks of collectability when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, the Bank is required to rely on the borrower's ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower's ability to repay is of primary importance in the underwriting of consumer loans.

     In 1998, the Bank entered the indirect automobile lending market. Indirect automobile lending consists of automobile loans made by the Bank through the purchase of contracts from automobile dealers. Generally,

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the Bank will obtain fixed-rate automobile loans indirectly through various automobile dealerships located in its market areas. The indirect origination of consumer loan products generally requires funding of dealer reserves. These reserves are maintained for the benefit of the dealer who originated such loans, but such funding is subject to performance of certain loan conditions. The dealer is generally responsible to the Bank for the amount of the reserve only if a loan giving rise to the reserve becomes delinquent or the loan has been prepaid.

     CONSTRUCTION LOANS. The Bank originates residential construction contractor loans to finance the construction of single-family dwellings. Most of the residential construction loans are made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. The Bank construction loans to individuals typically range in size from $100,000 to $200,000. Construction loans also are made to contractors to erect single-family dwellings for resale. Construction loans are generally offered on the same basis as other residential real estate loans, except that a larger percentage down payment is typically required.

     The Bank also may make residential construction loans to real estate developers for the acquisition, development, and construction of residential subdivisions. The Bank has limited involvement with this type of loan. Such loans may involve additional risk attributable to the fact that funds will be advanced to fund the project under construction, which is of uncertain value prior to completion and because it is relatively difficult to evaluate accurately the total amount of funds required to complete a project.

     The Bank finances the construction of individual, owner-occupied houses on the basis of written underwriting and construction loan management guidelines. Construction loans are structured either to be converted to permanent loans with the Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Construction loans on residential properties are generally made in amounts up to 80% of appraised value. Construction loans to developers generally have terms of up to 12 months. Loan proceeds on builders' projects are disbursed in increments as construction progresses and as inspections warrant. The maximum loan amounts for construction loans are based on the lesser of the current appraisal value or the purchase price for the property.

     Construction loans are generally considered to involve a higher degree of risk than long-term financing collateralized by improved, occupied real estate. A lender's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at the completion of construction and estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the lender could be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of anticipated value proves to be inaccurate, the lender may have collateral which has value insufficient to assure full repayment.

     Loans collateralized by subdivisions and multi-family residential real estate generally are larger than loans collateralized by single-family, owner-occupied housing and also generally involve a greater degree of risk. Payments on these loans depend to a large degree on the results of operations and management of the properties, and repayment of such loans may be more subject to adverse conditions in the real estate market or the economy.

LOAN SOLICITATION AND PROCESSING

     Loan originations are derived from a number of sources. Residential loan originations can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by the Bank's loan officers, present savers and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. Loan applications, whether originated through the Bank or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of the Bank, as of June 30, 1999, was approximately $4 million.

     The loan underwriting procedures followed by the Bank conform to regulatory specifications and are designed to assess the borrower's ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with

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

each applicant to obtain the appropriate employment and financial information as well as any other required loan information. Upon receipt of the borrower's completed loan application, the Bank then obtains reports with respect to the borrower's credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for the Bank through an independent appraiser). The loan information supplied by the borrower is independently verified. Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted to a final review process. As part of the loan approval process, all uncollateralized loans of $100,000 or more and all collateralized loans of $500,000 or more require preapproval by the Bank's loan committee, which is currently comprised of five directors of the Bank and meets on such basis as is deemed necessary to promptly service loan demand. All loans of $1,500,000 or more require preapproval by the Bank's Board of Directors, and borrowers requesting amounts which will result in a loan relationship of $1,500,000 or more also must be approved by the board of directors of the Bank.

     Loan applicants are notified promptly of the decision of the Bank by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral which insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45 day period. The commitment issued at the time of approval will be for the time remaining, based on the application date.

ACTIVITIES OF SUBSIDIARIES

     Northeast Financial Services Corporation, a Maine corporation and wholly-owned subsidiary of the Bank, was originally formed in 1982 as a vehicle through which the Bank could participate in selected real estate development projects. At June 30, 1999, investment in, and loans to, Northeast Financial Services Corporation constituted 0.13% of Northeast Bancorp's total assets. Generally, any proposed development project will be examined for its profit potential and its ability to enhance the communities served by the Bank. At the present time, there are no definitive plans for additional real estate development projects.

     Northeast Financial also supports the Bank's non-banking financial services through its relationship with Commonwealth Financial Services, Inc., a fully licensed New York securities firm, and a variety of insurance agencies, including Kendall Insurance Agency, which allows the Bank to deliver insurance products to its customers, and for which the Bank receives a flat fee from the various relationships for referrals. Northeast Financial has not invested any assets in its business relationship with Commonwealth.

EMPLOYEES

     At June 30, 1999, Northeast Bancorp and the Bank together employed 128 full-time and 27 part-time employees. None of these employees are covered by a collective bargaining agreement and we believe that our employee relations are good.

PROPERTY OF NORTHEAST BANCORP

     The principal executive and administrative offices of Northeast Bancorp and the Bank are located at 232 Center Street, Auburn, Maine and consist of two floors, containing a lobby, executive and customer service offices, teller stations, and vault operations. These office facilities are subject to a lease which expires in 2007, with an option to renew the lease for two additional ten-year terms. This lease requires rental payments of $96,072 per year.

     The Bank has 12 branching locations, including the banking facility located at its executive offices. The branches located in Augusta (Western Avenue), Bethel, Brunswick, Buckfield, Harrison, Lisbon, and Mechanic Falls, Maine, and the facility located in Falmouth, Maine, are owned by the Bank in fee simple. In addition to the Auburn facilities, the branches located in Augusta (Bangor Street) Lewiston, and South

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

Paris, Maine are leased by the Bank. The Bank also owns in fee simple certain real property and improvements located in Auburn, Maine at which various accounting and operations functions of Northeast Bancorp and the Bank are performed. The facilities owned or occupied under lease by the Bank and its subsidiaries are considered by management to be adequate.

LEGAL PROCEEDINGS

     Northeast Bancorp and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incidental to the Bank's business. Management does not believe that there is any proceeding threatened or pending against Northeast Bancorp or the Bank which, if determined adversely, would have a material effect on the business or financial position of Northeast Bancorp or the Bank.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The Bank has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with the directors, executive officers, and principal shareholders of the Bank and Northeast Bancorp (or an associate of such person). All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectability or present other unfavorable features. At June 30, 1999 and 1998, the total dollar amount of extensions of credit to directors and executive officers identified above, and their associates were $3,500,973 and $2,219,800, respectively, which represented approximately 13.1% and 8.8% respectively, of total stockholders' equity.

     In providing the Bank's customers with investment and insurance products, certain directors of Northeast Bancorp have an interest in businesses which have furnished such products to the Bank's customers on a non-exclusive basis.

     Messrs. Goguen and Schiavi, directors of Northeast Bancorp, each hold a 22.5% equity interest, or an aggregate of 45%, in Saratoga Capital Management ("SCM"), a Delaware general partnership, which serves as the investment manager of Saratoga Advantage Trust ("SAT"). SAT, an investment company organized under the Investment Company Act of 1940, operates several mutual fund investments. SCM has granted a license to the Bank's trust department to use the Saratoga Capital Management Asset Allocation Software which assists its customers in selecting an asset allocation mix which is tailored to the customers' specific needs and investment goals. In addition, the SAT mutual funds are offered to the trust department's customers on a non-exclusive basis. As a result of this relationship, as of June 30, 1999 the trust department had placed approximately $14.9 million in SAT mutual fund investments, which are indirectly under management by SCM. SCM receives an annual asset allocation fee of 15 basis points, based on the aggregate placement of funds in SAT portfolios, for the trust department's use of its asset allocation software.

     Except as described in this prospectus, outside of normal customer relationships none of the directors or officers of Northeast Bancorp, and no shareholder holding over 5% of the common stock of Northeast Bancorp and no corporations or firms with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with Northeast or the Bank, other than such as arises by virtue of such position or ownership interest in Northeast Bancorp or the Bank.

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

                      DESCRIPTION OF PREFERRED SECURITIES

     The Trust will issue the preferred securities and the common securities under the terms of the trust agreement for the Trust. The preferred securities will represent preferred undivided beneficial interests in the assets of the Trust which entitle holders of the preferred securities, in certain circumstances, to a preference over common securities with respect to distributions and amounts payable on redemption or liquidation, as well as other benefits as described in the trust agreement.

     This summary of the provisions of the preferred securities and the trust agreement is not complete. You should read the form of trust agreement which is filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms of the trust agreement are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of the trust agreement is available upon request from the trustees.

GENERAL

     The preferred securities will be limited to $7,000,000 aggregate liquidation amount (as defined in the trust agreement) outstanding (which amount may be increased by up to $1,050,000 aggregate liquidation amount of preferred securities for exercise of the underwriter's over-allotment option). See "Underwriting." The preferred securities will rank equally, and payments will be made pro rata, with the common securities except as described under "--Subordination of Common Securities." The junior subordinated debentures will be registered in the name of the Trust and held by the property trustee in trust for the benefit of the holders of the preferred securities and common securities. The guarantee that Northeast will execute will be a guarantee on a subordinated basis with respect to the preferred securities but will not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities when the Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

DISTRIBUTIONS

     PAYMENT OF DISTRIBUTIONS. You will receive distributions on each preferred security at the annual rate of 9.60% of the stated liquidation amount of $7.00 per preferred security. The liquidation amount is the amount that holders of the preferred securities are entitled to receive if the Trust is dissolved and its assets are distributed to the holders of its securities. The Trust will pay distributions quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to record holders at the close of business on the 15th day of the month in which the relevant distribution payments occur. Each date on which distributions will be paid is referred to as a distribution date in this prospectus. Distributions on the preferred securities will be cumulative. Distributions will accumulate from November 23, 1999. The first distribution date for the preferred securities will be December 31, 1999. The amount of distributions payable for any period less than a full distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Distributions payable for each full distribution period will be computed by dividing the rate per annum by four. If any date on which distributions are payable on the preferred securities is not a business day, then payment will be made on the next succeeding day that is a business day (without any additional interest or other payment because of the delay), except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day.

     EXTENSION PERIOD. So long as Northeast Bancorp is not in default on the interest payments on the junior subordinated debentures, Northeast Bancorp has the right to defer the payment of interest on the junior subordinated debentures at any time, or from time to time, by extending the interest payment period for an "extension period" not exceeding 20 consecutive quarters with respect to each extension period, provided that no extension period may extend beyond the maturity date of the junior subordinated debentures. As a consequence of any such deferral, the Trust also would defer quarterly distributions on the preferred securities during the extension period. Distributions payable to holders of the preferred securities will continue to accumulate additional distributions thereon at an annual rate of 9.60%, compounded quarterly during the extension period. Such additional distributions will be computed on the basis of a 360-day year of twelve 30-

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

day months and the actual days elapsed in a partial month in such period. Additional distributions payable for each full distribution period will be computed by dividing the rate per annum by four. The term "distributions" includes any such additional distributions payable unless otherwise stated.

     If Northeast Bancorp defers interest payments on the junior subordinated debentures, Northeast Bancorp would be prohibited from: (1) making any payment of principal of, or interest or premium, if any, on or repaying, repurchasing, or redeeming any debt securities of Northeast Bancorp that rank equally in all respects with or junior in interest to the junior subordinated debentures, or
(2) declaring or paying any dividends or distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, any of Northeast Bancorp's capital stock.

     These prohibitions, however, do not apply to:

     - repurchases, redemptions, or other acquisitions of shares of capital stock of Northeast Bancorp in connection with any employment contract, benefit plan, or other similar arrangement, a dividend reinvestment or stockholder stock purchase plan, or the issuance of Northeast Bancorp capital stock (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period;

     - a reclassification, exchange, or conversion of any class or series of Northeast Bancorp's capital stock (or any capital stock of its subsidiaries) for any class or series of Northeast Bancorp's capital stock, or of any class or series of Northeast Bancorp's indebtedness for any class or series of Northeast Bancorp's capital stock;

     - the purchase of fractional interests in shares of Northeast Bancorp's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

     - any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto; or

     - any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

     Before the end of an extension period, Northeast Bancorp may further defer the payment of interest. No extension period may exceed 20 consecutive quarterly periods or extend beyond the maturity date of the junior subordinated debentures. Upon the termination of any such extension period and the payment of all amounts then due, Northeast Bancorp may elect to begin a new extension period. No interest shall be due and payable during an extension period, except at the end of the extension period. Northeast Bancorp must give the trustees notice of its election of an extension period at least one business day prior to the earlier of (1) the date the distributions on the preferred securities would have been payable but for the election to begin the extension period and (2) the date the property trustee is required to give notice to holders of the preferred securities of the record date or the date such distributions are payable, but in any event not less than one business day prior to the record date. The property trustee will give notice to holders of the preferred securities of Northeast Bancorp's election to begin a new extension period. Subject to the foregoing, there is no limitation on the number of times that Northeast Bancorp may elect to begin an extension period. See "Description of Junior Subordinated
Debentures -- Option To Extend Interest Payment Period" and "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     Northeast Bancorp currently does not intend to exercise its right to defer payments of interest by extending the interest payment period on the junior subordinated debentures.

     SOURCE OF DISTRIBUTIONS. The Trust's funds available for distribution to you will be limited to payments received under the junior subordinated debentures in which the Trust will invest the proceeds from the issuance and sale of its preferred securities and common securities. See "Description of Junior Subordinated Debentures." The Trust pays distributions through the property trustee. The property trustee holds amounts received from the junior subordinated debentures in the payment account for the benefit of the holders of the

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

preferred securities and the common securities. If Northeast Bancorp does not make payments on the junior subordinated debentures, the Trust will not have funds available to pay distributions or other amounts payable on the preferred securities. The payment of distributions and other amounts payable on the preferred securities (if and to the extent the Trust has funds legally available for and cash sufficient to make such payments) is guaranteed by Northeast Bancorp. See "Description of Guarantee."

REDEMPTION

     GENERAL. The junior subordinated debentures will mature on December 31, 2029. Northeast Bancorp will have the right, subject to receipt of prior regulatory approval if then required, to redeem the junior subordinated debentures (1) on or after December 31, 2004, in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event, or Capital Treatment Event (each as defined below). See
"-- Liquidation Distribution Upon Dissolution." A redemption of the junior subordinated debentures would cause a mandatory redemption of a proportionate amount of the preferred securities and common securities at the redemption price.

     If Northeast Bancorp repays or redeems the junior subordinated debentures, Northeast Bancorp must give the property trustee not less than 30 nor more than 60 days notice so that the property trustee can redeem a proportionate amount of the preferred securities and the common securities. The redemption price for each preferred security shall equal $7.00 plus accumulated but unpaid distributions through the redemption date and the related amount of the premium, if any, paid by Northeast Bancorp upon the concurrent redemption of such junior subordinated debentures. See "Description of Junior Subordinated
Debentures -- Redemption." If less than all the junior subordinated debentures are to be repaid or redeemed on a redemption date, then the proceeds from the repayment or redemption shall be allocated to the redemption pro rata of the preferred securities and the common securities.

     If a Tax Event, an Investment Company Event, or a Capital Treatment Event occurs and Northeast Bancorp does not elect to:

     - redeem the junior subordinated debentures and thereby cause a mandatory redemption of the preferred securities and the common securities, or

     - liquidate the Trust and distribute the junior subordinated debentures to holders of the preferred securities and the common securities as described below under "-- Liquidation Distribution Upon Dissolution,"

such preferred securities will remain outstanding and Northeast Bancorp will pay the additional amounts described below upon the occurrence of a Tax Event.

     "Tax Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the preferred securities, there is more than an insubstantial risk that:

     - the Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

     - interest payable by Northeast Bancorp on the junior subordinated debentures is not, or within 90 days of the delivery of such opinion, will not be, deductible by Northeast Bancorp, in whole or in part, for United States federal income tax purposes; or

     - the Trust is, or will be within 90 days of the delivery of such opinion, subject to more than a de minimis amount of other taxes, duties, or other governmental charges.

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

     See "Certain Federal Income Tax Consequences -- Pending Tax Litigation Affecting the Preferred Securities" for a discussion of pending United States Tax Court litigation that, if decided adversely to the taxpayer, could give rise to a Tax Event, which may permit Northeast Bancorp to redeem the junior subordinated debentures prior to December 31, 2004.

     If a Tax Event described in the first or third bullet points described above has occurred and is continuing and the Trust is holding all of the junior subordinated debentures, Northeast Bancorp will pay on the junior subordinated debentures any additional amounts as may be necessary in order that the amount of distributions then deemed payable by the Trust on the outstanding preferred securities and common securities will not be reduced as a result of any additional taxes, duties, or other governmental charges to which the Trust has become subject as a result of a Tax Event.

     "Investment Company Event" means the receipt by the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change or prospective change becomes effective or would become effective, as the case may be, on or after the date that the preferred securities are originally issued.

     "Capital Treatment Event" means the reasonable determination by Northeast Bancorp that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement, action or decision is announced on or after the date of issuance of the preferred securities, there is more than an insubstantial risk that Northeast Bancorp will not be entitled to treat an amount equal to the liquidation amount of the preferred securities as Tier 1 Capital (or the then equivalent thereof) for the purposes of capital adequacy guidelines of the Office of Thrift Supervision or any successor regulatory authority with jurisdiction over savings and loan holding companies, or any capital adequacy guidelines as then in effect and applicable to Northeast Bancorp. Currently no capital adequacy guidelines apply to savings and loan holding companies such as Northeast Bancorp.

REDEMPTION PROCEDURES

     Preferred securities redeemed on each redemption date shall be redeemed at a price equal to $7.00 plus accumulated but unpaid distributions, with the applicable proceeds from the contemporaneous redemption of the junior subordinated debentures. Redemptions of the preferred securities shall be made and the redemption price will be payable on each redemption date only to the extent that the Trust has funds on hand available for the payment of such redemption price. See also " -- Subordination of Common Securities."

     The property trustee will mail to each holder of the preferred securities a notice of redemption at least 30 days but not more than 60 days before the redemption date. If the Trust gives a notice of redemption of the preferred securities, then, by 12:00 noon, Eastern time, on the redemption date, to the extent funds are available, in the case of preferred securities held in book-entry form, the property trustee will deposit irrevocably with DTC funds sufficient to pay the applicable redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to the beneficial owners of the preferred securities. With respect to preferred securities not held in book-entry form, the property trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price and will give such paying agent irrevocable instructions and authority to pay the redemption price to the holders of the preferred securities upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any preferred securities called for redemption shall be payable to the holders of the preferred securities on the relevant record dates for the related distribution dates.

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

     Once the notice of redemption is given and funds deposited as required, then upon the date of such deposit all rights of the holders of such preferred securities so called for redemption will cease, except the right of the holders of such preferred securities to receive the redemption price, but without interest on such redemption price. At that time, those preferred securities will cease to be outstanding. If any date fixed for redemption is not a business day, then payment of the redemption price will be made on the next succeeding day which is a business day (without any interest or other payment in respect of any such delay), except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day. If payment of the redemption price for the preferred securities called for redemption is improperly withheld or refused and not paid either by the Trust or by Northeast Bancorp under the guarantee as described under "Description of Guarantee," then distributions on such preferred securities will continue to accumulate at the then applicable rate, from the redemption date originally established by the Trust to the date of actual payment. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

     Subject to applicable law (including, without limitation, United States federal securities laws), Northeast Bancorp or its affiliates may at any time and from time to time purchase outstanding preferred securities by tender, in the open market, or by private agreement, and may resell such securities.

     If the Trust redeems less than all the preferred securities and common securities, then the aggregate liquidation amount of such preferred securities to be redeemed will be allocated pro rata to the preferred securities and the common securities based upon the relative liquidation amounts of such classes. The particular preferred securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the redemption date by the property trustee from the outstanding preferred securities not previously called for redemption, or in accordance with DTC's customary procedures, if the preferred securities are then held in the form of a global preferred security. The property trustee shall promptly notify the securities registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount of the preferred securities to be redeemed. For all purposes of the trust agreement, unless the context otherwise requires, all provisions relating to the redemption of preferred securities shall relate, in the case of any preferred securities redeemed or to be redeemed only in part, to the portion of the aggregate liquidation amount of preferred securities which has been or is to be redeemed.

     Unless Northeast Bancorp defaults in paying the redemption price on the junior subordinated debentures, on and after the redemption date, interest will cease to accrue on the junior subordinated debentures or portions thereof called for redemption. Unless payment of the redemption price in respect to the preferred securities is withheld or refused and not paid by the Trust or Northeast Bancorp pursuant to the guarantee, distributions will cease to accumulate on the preferred securities or portions of such securities called for redemption.

SUBORDINATION OF COMMON SECURITIES

     Payment of distributions on, and the redemption price of, and the liquidation distribution in respect of, the preferred securities and common securities, as applicable, shall be made on a proportionate basis, based on the liquidation amount of such preferred securities and common securities. However, if an event of default has occurred and is continuing on any distribution date or redemption date due to the failure of Northeast Bancorp to pay any amounts in respect of the junior subordinated debentures, then no payments may be made on the common securities, unless all unpaid amounts due on the preferred securities have been paid in full or provided for, as appropriate, including payment in full in cash of all accumulated and unpaid distributions on all the outstanding preferred securities and payment of the full amount of such redemption price on all the outstanding preferred securities then called for redemption.

     In the case of any event of default under the trust agreement with respect to the preferred securities (as described below under "-- Events of Default; Notice") resulting from an event of default under the indenture with respect to the junior subordinated debentures (as described below under "Description of the Junior Subordinated Debentures -- Debenture Events of Default"), Northeast Bancorp, as the holder of the

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

common securities, will have no right to act with respect to any such event of default under the trust agreement until the effects of all such events of default with respect to such preferred securities have been cured, waived, or otherwise eliminated. See "-- Events of Default; Notice" and "Description of Junior Subordinated Debentures -- Debenture Events of Default." Until all such events of default under the trust agreement with respect to the preferred securities have been so cured, waived, or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on behalf of the holders of the common securities, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     The amount payable on the preferred securities in the event of any liquidation of the Trust is $7.00 per preferred security plus accumulated and unpaid distributions, subject to certain exceptions, which may be in the form of a distribution of such amount in junior subordinated debentures.

     Northeast Bancorp, as holder of all the outstanding common securities, has the right at any time to dissolve the Trust and, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, cause the junior subordinated debentures to be distributed to the holders of the preferred securities and common securities in liquidation of the Trust.

     Pursuant to the trust agreement, the Trust will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of:

     - certain events of bankruptcy, dissolution, or liquidation of Northeast Bancorp or another holder of the common securities;

     - the distribution of a proportionate amount of the junior subordinated debentures to the holders of the preferred securities and the common securities, if the holders of common securities have given written direction to the property trustee to dissolve the Trust (which direction, subject to the foregoing restrictions, is optional and wholly within the discretion of the holders of common securities);

     - the entry of an order for the dissolution of the Trust by a court of competent jurisdiction; and

     - the redemption of all the preferred securities in connection with the redemption of all the junior subordinated debentures as described under "-- Redemption".

     If an early dissolution of the Trust occurs as described in any of the first three bullet points above, the Trust will be liquidated by the property trustee as expeditiously as the property trustee determines to be possible by distributing, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, to the holders of the preferred securities and the common securities a proportionate amount of the junior subordinated debentures, unless such distribution is not practical.

     If distribution of the junior subordinated debentures is not practical, the holders of the preferred securities and the common securities will be entitled to receive out of the assets of the Trust available for distribution to holders, after satisfaction of liabilities to creditors of the Trust as provided by applicable law, an amount equal to, in the case of holders of preferred securities, the aggregate of the liquidation amount plus accumulated and unpaid distributions thereon to the date of payment. If such liquidation distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the Trust on its preferred securities shall be paid on a pro rata basis.

     The holders of the common securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the preferred securities, except that if an event of default under the junior subordinated debentures has occurred and is continuing the preferred securities shall have a priority over the common securities. See "-- Subordination of Common Securities."

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     After the liquidation date fixed for any distribution of junior subordinated debentures in exchange for preferred securities:

     - the preferred securities will no longer be deemed to be outstanding;

     - DTC or its nominee, as the registered holder of preferred securities, will receive a registered global certificate or certificates representing the junior subordinated debentures to be delivered upon such distribution with respect to preferred securities held by DTC or its nominee; and

     - any certificates representing the preferred securities not held by DTC or its nominee will be deemed to represent the junior subordinated debentures having a principal amount equal to the stated liquidation amount of the preferred securities and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities until such certificates are presented to the security registrar for the preferred securities for transfer or reissuance.

     If Northeast Bancorp does not redeem the junior subordinated debentures prior to maturity or liquidate the Trust and distribute the junior subordinated debentures to holders of the preferred securities, then the preferred securities will remain outstanding until the junior subordinated debentures are paid and the liquidation distribution has been made to the holders of the preferred securities.

     There can be no assurance as to the market prices for the preferred securities or the junior subordinated debentures that may be distributed in exchange for preferred securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the preferred securities that an investor may purchase, or the junior subordinated debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that was paid to purchase the preferred securities offered hereby.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities (whatever the reason for such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule, or regulation of any administrative or governmental body):

     - the occurrence of an event of default with respect to the junior subordinated debentures (see "Description of Junior Subordinated Debentures -- Debenture Events of Default");

     - default by the Trust in paying any distribution when it becomes due and payable, and continuation of such default for a period of 30 days;

     - default by the Trust in paying any redemption price of any preferred security or common security when it becomes due and payable;

     - default in performing, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with the immediately preceding two bullet points), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees and Northeast Bancorp by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the trust agreement; or

     - the occurrence of certain events of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 90 days of such event.

     Within five business days after an event of default actually known to the property trustee occurs, the property trustee will transmit notice of such event of default to the holders of common and preferred securities and the administrators, unless such event of default has been cured or waived. Northeast Bancorp, as depositor, and the administrators are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

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     If an event of default with respect to the junior subordinated debentures has occurred and is continuing as a result of any failure by Northeast Bancorp to pay any amounts in respect of the junior subordinated debentures when due, the preferred securities will have a preference over the common securities with respect to payments of any amounts as described above. See "-- Subordination of Common Securities," "-- Liquidation Distribution Upon Dissolution" and "Description of Junior Subordinated Debentures -- Debenture Events of Default."

REMOVAL OF TRUSTEES; APPOINTMENT OF SUCCESSORS

     The holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities may remove any trustee for cause or, if an event of default with respect to the junior subordinated debentures has occurred and is continuing, with or without cause. If a trustee is removed by the holders of the outstanding preferred securities, the successor may be appointed by the holders of at least 25% in aggregate liquidation amount of preferred securities. If a trustee resigns, such trustee will appoint its successor. If a trustee fails to appoint a successor, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities may appoint a successor. If a successor has not been appointed by such holders, then any holder of preferred securities or the common securities or the other trustee may petition a court in the State of Delaware to appoint a successor. Any Delaware trustee must meet the applicable requirements of Delaware law. Any property trustee must be a national or state-chartered bank, and at the time of appointment have securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization and have capital and surplus of at least $50,000,000. No resignation or removal of a trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the trust agreement.

     The holders of the preferred securities will not in any event, however, have the right to vote, appoint, remove, or replace the administrators of the Trust. Such voting rights are vested exclusively in Northeast Bancorp as holder of all of the common securities.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion, or consolidation to which such trustee is a party, or any entity succeeding to all or substantially all the corporate trust business of such trustee, will be the successor of such trustee under the trust agreement, provided such entity is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS, OR REPLACEMENTS OF THE TRUST

     The Trust may not merge with or into, consolidate, convert into, amalgamate, or be replaced by, or convey, transfer, or lease its properties and assets substantially as an entirety to, any entity, except as described below or as otherwise set forth in the trust agreement. The Trust may, at the request of the holders of the common securities and with the consent of the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities, merge with or into, consolidate, convert into, amalgamate, or be replaced by or convey, transfer, or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

     - such successor entity either (1) expressly assumes all the obligations of the Trust with respect to the preferred securities, or (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as the substitute preferred securities have the same priority as the preferred securities with respect to distributions and payments upon liquidation, redemption, and otherwise;

     - a trustee of such successor entity, possessing the same powers and duties as the property trustee, is appointed to hold the junior subordinated debentures;

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

     - such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer, or lease does not cause the preferred securities (including any substitute preferred securities) to be downgraded by any nationally recognized statistical rating organization, if then rated;

     - such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer, or lease does not adversely affect the rights, preferences, and privileges of the holders of the preferred securities (including any substitute preferred securities) in any material respect;

     - such successor entity has a purpose substantially identical to that of the Trust;

     - prior to such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer, or lease, the Trust has received an opinion from independent counsel experienced in such matters to the effect that (1) such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer, or lease does not adversely affect the rights, preferences, and privileges of the holders of the preferred securities (including any substitute preferred securities) in any material respect, and (2) following such merger, consolidation, conversion, amalgamation, replacement, conveyance, transfer, or lease, neither the Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

     - Northeast Bancorp or any permitted successor or assignee owns all the common securities of such successor entity and guarantees the obligations of such successor entity under the substitute preferred securities at least to the extent provided by the guarantee.

     Notwithstanding the foregoing, the Trust may not, except with the consent of holders of 100% in aggregate liquidation amount of the preferred securities, consolidate, convert into, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, conversion, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be taxable as a corporation for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided above and under " -- Removal of Trustees; Appointment of Successors" and "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the trust agreement, the holders of the preferred securities will have no voting rights.

     The trust agreement may be amended from time to time by the holders of a majority of the common securities and the property trustee, without the consent of the holders of the preferred securities, to:

     - cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, provided that any such amendment does not adversely affect in any material respect the interests of any holder of common and preferred securities; or

     - modify, eliminate, or add to any provisions of the trust agreement to such extent as may be necessary to ensure that the Trust will not be taxable as a corporation for United States federal income tax purposes at any time that any preferred securities or common securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act.

Any such amendments of the trust agreement will become effective when notice of such amendment is given to the holders of preferred securities and the common securities.

     The trust agreement may be amended by the holders of a majority of the common securities and the property trustee with:

     - the consent of holders representing not less than a majority in aggregate liquidation amount of the outstanding preferred securities, and

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

     - receipt by the trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the trustees in accordance with such amendment will not cause the Trust to be taxable as a corporation for United States federal income tax purposes or affect the Trust's exemption from status as an "investment company" under the Investment Company Act.

     However, without the consent of each holder of preferred securities or the common securities affected thereby, the trust agreement may not be amended to:

     - change the amount or timing of any distribution on the preferred securities or the common securities or otherwise adversely affect the amount of any distribution required to be made in respect of the preferred securities or the common securities as of a specified date; or

     - restrict the right of a holder of preferred securities or the common securities to institute suit for the enforcement of any such payment on or after such date.

     As long as any junior subordinated debentures are held by the Trust, the property trustee will not:

     - direct the time, method, and place of conducting any proceeding for any remedy available to the property trustee, or execute any trust or power conferred on the debenture trustee with respect to the junior subordinated debentures;

     - waive any past default that is waivable under Section 5.13 of the indenture;

     - exercise any right to rescind or annul a declaration that the principal of all of the junior subordinated debentures shall be due and payable; or

     - consent to any amendment, modification, or termination of the indenture or the junior subordinated debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities, except that, if a consent under the indenture would require the consent of each holder of junior subordinated debentures affected thereby, no such consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

     The property trustee may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the junior subordinated debentures. In addition to obtaining the approvals of the holders of the preferred securities described above, before taking any of the actions listed above, the property trustee will obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of preferred securities may be given at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which holders of preferred securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each registered holder of preferred securities in the manner set forth in the trust agreement.

     No vote or consent of the holders of preferred securities will be required to redeem and cancel preferred securities in accordance with the trust agreement.

     Notwithstanding that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Northeast Bancorp, the trustees, or any affiliate of Northeast Bancorp or any trustees, will, for purposes of such vote or consent, be treated as if they were not outstanding.

EXPENSES AND TAXES

     In the indenture, Northeast Bancorp, has agreed to pay all debts and other obligations (other than with respect to the preferred securities) and all costs and expenses of the Trust (including costs and expenses

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

relating to the organization of the Trust, the fees and expenses of the Trustees, and the costs and expenses relating to the operation of the Trust) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust might become subject. These obligations of Northeast Bancorp under the indenture are for the benefit of, and shall be enforceable by, any creditor to whom any such debts, obligations, costs, expenses, and taxes are owed whether or not such creditor has received notice thereof. Any such creditor may enforce such obligations of Northeast Bancorp directly against Northeast Bancorp, and Northeast Bancorp has irrevocably waived any right or remedy to require that any creditor take any action against the Trust or any other person before proceeding against Northeast Bancorp. Northeast Bancorp also has agreed in the indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY, AND FORM

     The preferred securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of a DTC nominee. Unless and until it is exchangeable in whole or in part for the preferred securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in a global security will be limited to participants that have accounts with DTC or its nominee or persons that may hold interests through such participants. Northeast Bancorp expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the participants' accounts with their respective principal amounts of the preferred securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of the preferred securities held through the participants). Beneficial owners of the preferred securities will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of participants acting on your behalf.

     So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by such global security for all purposes under the trust agreement. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement. Accordingly, persons owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of preferred securities under the trust agreement. Northeast Bancorp understands that, under DTC's existing practices, in the event that Northeast Bancorp requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the trust agreement, DTC would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners owning the preferred securities through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the preferred securities are being redeemed, Northeast Bancorp understands that it is DTC's existing practice to determine by lot the amount of the interest of each participant to be redeemed.

     Distributions on the preferred securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such preferred securities. Neither Northeast Bancorp, nor the trustees, the administrators, any paying agent, or any other agent of Northeast Bancorp or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such preferred securities or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

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

     Disbursements of distributions to participants shall be the responsibility of DTC. DTC's practice is to credit participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, Northeast Bancorp, the trustees, the paying agent, or any other agent of Northeast Bancorp, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its services as securities depository with respect to the preferred securities at any time by giving reasonable notice to Northeast Bancorp or the trustees. If DTC notifies Northeast Bancorp that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Northeast Bancorp within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, Northeast Bancorp will issue the preferred securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, Northeast Bancorp may at any time and in its sole discretion determine not to have the preferred securities represented by one or more global securities and, in such event, will issue preferred securities in definitive form in exchange for all of the global securities representing such preferred securities.

     DTC has advised Northeast Bancorp and the Trust as follows:

     - DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act;

     - DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates;

     - participants include securities brokers and dealers (such as the underwriter), banks, trust companies and clearing corporations and may include certain other organizations;

     - certain of such participants (or their representatives), together with other entities, own DTC; and

     - indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the preferred securities will be made by the underwriter in immediately available funds.

     Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the preferred securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the preferred securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the preferred securities.

PAYMENT AND PAYING AGENCY

     Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the preferred securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto as such address appears on the securities register for the preferred securities and common securities. The paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrators. The paying agent will be permitted to resign as paying agent upon 30 days' written notice to

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the property trustee and the administrators. If the property trustee is no longer the paying agent, the property trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the administrators) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

     The property trustee will act as registrar and transfer agent for the preferred securities.

     Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of the preferred securities after the preferred securities have been called for redemption.

OBLIGATIONS AND DUTIES OF THE PROPERTY TRUSTEE

     The property trustee, other than during the occurrence and continuance of an event of default under the trust agreement, undertakes to perform only such duties as are specifically set forth in the trust agreement and, after such event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses, and liabilities that might be incurred thereby.

     For information concerning the relationships between Bankers Trust Company, which will serve as the property trustee, and Northeast Bancorp, see "Description of Junior Subordinated Debentures -- Information Concerning the Debenture Trustee."

MISCELLANEOUS

     The administrators and the property trustee are authorized and directed to conduct the affairs of and to operate the Trust in such a way that: (1) the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act or taxable as a corporation for United States federal income tax purposes, and (2) the junior subordinated debentures will be treated as indebtedness of Northeast Bancorp for United States federal income tax purposes. In this connection, the property trustee and the holders of common securities are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust, or the trust agreement, that the property trustee and the holders of common securities determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the preferred securities.

     Holders of the preferred securities have no preemptive or similar rights.

     The Trust may not borrow money, issue debt, or mortgage or pledge any of its assets.

GOVERNING LAW

     The trust agreement will be governed by and construed in accordance with the laws of the State of Delaware.

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                 DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

     The junior subordinated debentures will be issued under the indenture between Bankers Trust Company, acting as the debenture trustee, and Northeast Bancorp. The indenture is qualified as an indenture under the Trust Indenture Act of 1939. This summary of certain terms and provisions of the junior subordinated debentures and the indenture is not complete. Investors should read the form of indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the indenture (as amended or supplemented from time to time) are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of indenture is available from the debenture trustee upon request.

GENERAL

     Concurrently with the issuance of the preferred securities, the Trust will invest the proceeds thereof, together with the consideration paid by Northeast Bancorp for the common securities, in the junior subordinated debentures issued by Northeast Bancorp. The junior subordinated debentures are unsecured debt obligations under the indenture and are limited in aggregate principal amount to $7,000,000. The junior subordinated debentures will bear interest, accruing from November 23, 1999, at the annual rate of 9.60% of the principal amount thereof. Northeast Bancorp will pay interest quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, to the person in whose name each junior subordinated debenture is registered at the close of business on the 15th day of the month in which the relevant interest payment is payable (whether or not a business day). The first interest payment date for the junior subordinated debenture will be December 31, 1999. It is anticipated that, until the liquidation, if any, of the Trust, each junior subordinated debenture will be registered in the name of the Trust and held by the property trustee in trust for the benefit of you and holders of the common securities.

     The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of interest payable for any full interest period will be computed by dividing the rate per annum by four. If any date on which interest is payable on the junior subordinated debentures is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (without any interest or other payment in respect of any such delay), or, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day.

     Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 9.60%, compounded quarterly and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four.

     The term "interest" as used herein includes: (1) quarterly interest payments, (2) interest on quarterly interest payments not paid on the applicable interest payment date, and (3) any additional sums Northeast Bancorp pays on the junior subordinated debentures following a Tax Event (as defined under "Description of Preferred Securities -- Redemption") that may be required so that distributions payable by the Trust will not be reduced by any additional taxes, duties, or other governmental charges resulting from such Tax Event. The interest payment provisions for the junior subordinated debenture correspond with the distribution provisions with the preferred securities. See "Description of Preferred Securities -- Distributions".

     The junior subordinated debentures will mature on December 31, 2029, subject to the right of Northeast Bancorp to shorten the maturity date once at any time to any date not earlier than December 31, 2004, subject to receipt of any prior regulatory approval if then required under applicable capital guidelines or regulatory policies. In the event Northeast Bancorp elects to shorten the maturity of the junior subordinated debentures, Northeast Bancorp will give notice to the registered holders of the junior subordinated debentures, the debenture trustee, and the Trust of such shortening no less than 90 days prior to the effectiveness thereof. The property trustee must give notice to the holders of the preferred securities and the

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

common securities of the shortening of the stated maturity at least 30 but not more than 60 days before such date.

     The junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all senior indebtedness of Northeast Bancorp. The junior subordinated debentures will not be subject to a sinking fund. The indenture does not limit the ability of Northeast Bancorp to incur or issue other secured or unsecured debt, including senior indebtedness, whether under the indenture or any existing or other indenture that Northeast Bancorp may enter into in the future or otherwise. See "-- Subordination."

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as no event of default under the junior subordinated debenture has occurred and is continuing, Northeast Bancorp has the right to defer interest payments in the junior subordinated debentures at any time, or from time to time, by extending the interest payment period for a period not exceeding 20 consecutive quarters, but not beyond the stated maturity of the junior subordinated debentures. During any such extension period Northeast Bancorp shall have the right to make partial payments of interest on any interest payment date. At the end of such extension period, Northeast Bancorp must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of 9.60%, compounded quarterly and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period, to the extent permitted by applicable law). The amount of additional interest payable for any full interest period will be computed by dividing the rate per annum by four. During an extension period, interest will continue to accrue and holders of junior subordinated debentures (or holders of preferred securities while such securities are outstanding) will be required to accrue and recognize interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

     During any such extension period, Northeast Bancorp may not:

     - make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Northeast Bancorp that rank equally in all respects with or junior in interest to the junior subordinated debentures; or

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, except that we may:

        (a) repurchase, redeem, or make other acquisitions of shares of capital stock of Northeast Bancorp in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of any one or more employees, officers, directors, or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of Northeast Bancorp (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period;

        (b) take any necessary actions in connection with any reclassification, exchange, or conversion of any class or series of Northeast Bancorp's capital stock (or any capital stock of a subsidiary of Northeast Bancorp) for any class or series of Northeast Bancorp's capital stock or of any class or series of Northeast Bancorp's indebtedness for any class or series of Northeast Bancorp's capital stock;

        (c) purchase fractional interests in shares of Northeast Bancorp's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

        (d) declare a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholders rights plan, or the redemption or repurchase of rights pursuant thereto; or

        (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

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

     Before the end of any such extension period, Northeast Bancorp may further defer the payment of interest, provided that no extension period may exceed 20 consecutive quarterly periods or extend beyond the maturity date of the junior subordinated debentures. Upon the termination of any such extension period and the payment of all amounts then due, Northeast Bancorp may elect to begin a new extension period subject to the above conditions. No interest shall be due and payable during an extension period, except at the end of the extension period. Northeast Bancorp must give the trustees notice of its election of such extension period at least one business day prior to the earlier of: (1) the date the distributions on the preferred securities would have been payable but for the election to begin such extension period, and (2) the date the property trustee is required to give notice to holders of the preferred securities of the record date or the date such distribution is payable, but in any event not less than one business day prior to such record date. The property trustee will give notice to holders of the preferred securities of Northeast Bancorp's election to begin a new extension period. There is no limitation on the number of times that Northeast Bancorp may elect to begin an extension period.

REDEMPTION

     Northeast Bancorp may redeem the junior subordinated debentures prior to maturity at its option (1) on or after December 31, 2004, in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event, or Capital Treatment Event (each as defined under "Description of Preferred Securities -- Redemption"). In either case, the redemption price will equal the outstanding principal amount on the junior subordinated debentures to be redeemed, plus any accrued and unpaid interest, including any additional interest on any additional sums paid by Northeast Bancorp following a Tax Event as described under "-- Additional Sums". The proceeds of any such redemption will be used by the Trust to redeem the preferred securities.

     Northeast Bancorp will mail a notice of redemption at least 30 days but not less than 60 days before the redemption date to each holder of the junior subordinated debentures to be redeemed at its registered address. Unless Northeast Bancorp defaults in paying the redemption price for the junior subordinated debentures, on and after the redemption date interest will cease to accrue on such junior subordinated debentures or portions of the junior subordinated debentures called for redemption.

ADDITIONAL SUMS

     For so long as the Trust is the holder of all junior subordinated debentures, if the Trust is required to pay any additional taxes, duties, or other governmental charges as a result of the occurrence of a Tax Event, Northeast Bancorp will pay as additional sums on the junior subordinated debentures such amounts as may be required so that the net amounts received and retained by the Trust after paying additional taxes, duties, or other governmental charges will not be less than the amount the Trust would have received had such additional taxes, duties, or governmental charges not been imposed. See "Description of Preferred Securities -- Redemption."

REGISTRATION, DENOMINATION, AND TRANSFER

     The junior subordinated debentures will initially be registered in the name of the Trust. If the junior subordinated debentures are distributed to holders of preferred securities, it is anticipated that the depositary arrangements for the junior subordinated debentures will be substantially identical to those in effect for the preferred securities. See "Description of Preferred
Securities -- Book Entry, Delivery and Form."

     Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Northeast Bancorp within 90 days of receipt of notice from DTC to such effect, Northeast Bancorp will cause the junior subordinated debentures to be issued in definitive form.

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

     Payments on junior subordinated debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the junior subordinated debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If junior subordinated debentures are issued in certified form, principal and interest will be payable, the transfer of the junior subordinated debentures will be registrable, and junior subordinated debentures will be exchangeable for junior subordinated debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the debenture trustee in New York, New York or at the offices of any paying agent or transfer agent appointed by Northeast Bancorp, provided that payment of interest may be made at the option of Northeast Bancorp by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of junior subordinated debentures may receive payments of interest (other than interest payable at the stated maturity) by wire transfer of immediately available funds upon written request to the debenture trustee not later than 15 calendar days prior to the date on which the interest is payable.

     Junior subordinated debentures are issuable only in registered form without coupons in integral multiples of $7.00. The junior subordinated debentures will be exchangeable for other junior subordinated debentures of like tenor, of any authorized denominations, and of a like aggregate principal amount.

     Junior subordinated debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the indenture or at the office of any transfer agent designated by Northeast Bancorp for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the indenture. Northeast Bancorp will appoint the debenture trustee as securities registrar under the indenture. Northeast Bancorp may at any time designate additional transfer agents with respect to the junior subordinated debentures.

     In the event of any redemption, neither Northeast Bancorp nor the debenture trustee will be required to:

     - issue, register the transfer of, or exchange junior subordinated debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the junior subordinated debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption, or

     - register the transfer or exchange of any junior subordinated debentures so selected for redemption, except, in the case of any junior subordinated debentures being redeemed in part, any portion thereof not to be redeemed.

     Any monies deposited with the debenture trustee or any paying agent, or then held by Northeast Bancorp in trust, for the payment of the principal of (and premium, if any) or interest on any junior subordinated debenture and remaining unclaimed for two years after the principal (and premium, if any) or interest has become due and payable shall, at the request of Northeast Bancorp, be repaid to Northeast Bancorp and the holder of such junior subordinated debenture shall thereafter look, as a general unsecured creditor, only to Northeast Bancorp for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS; CERTAIN COVENANTS OF THE COMPANY

     Northeast Bancorp has covenanted that at any time (1) there has occurred any event (a) of which Northeast Bancorp has actual knowledge that with the giving of notice or the lapse of time, or both, would constitute an event of default under the junior subordinated debentures, and (b) that Northeast Bancorp has not taken reasonable steps to cure, (2) if the junior subordinated debentures are held by the Trust, Northeast Bancorp is in default with respect to its payment of any obligations under the guarantee, or (3) Northeast Bancorp has given notice of its election of an extension period as provided in the junior subordinated indenture and has not rescinded such notice, or such extension period, or any extension thereof, is continuing, then Northeast Bancorp will not:

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

     - make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of Northeast Bancorp that rank equally in all respects with or junior in interest to the junior subordinated debentures; or

     - declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Northeast Bancorp's capital stock of Northeast Bancorp, except that Northeast Bancorp may:

        (a) repurchase, redeem, or make other acquisitions of shares of capital stock of Northeast Bancorp in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of any one or more employees, officers, directors, or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of Northeast Bancorp (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period or other event referred to below;

        (b) take any necessary action in connection with any reclassification, exchange, or conversion of any class or series of Northeast Bancorp's capital stock (or any capital stock of any subsidiary of Northeast Bancorp) for any class or series of Northeast Bancorp's capital stock or of any class or series of Northeast Bancorp's indebtedness for any class or series of Northeast Bancorp's capital stock;

        (c) purchase fractional interests in shares of Northeast Bancorp's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

        (d) declare a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or redeem or repurchase rights pursuant thereto; or

        (e) declare a dividend in the form of stock, warrants, options, or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options, or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

     Northeast Bancorp has covenanted in the indenture:

     - to continue to hold, directly or indirectly, 100% of the common securities, provided that certain successors that are permitted pursuant to the indenture may succeed to Northeast Bancorp's ownership of the common securities;

     - as holder of the common securities, not to voluntarily dissolve, wind-up, or liquidate the Trust, other than:

        (a) in connection with a distribution of junior subordinated debentures to the holders of the preferred securities in liquidation of the Trust; or

        (b) in connection with certain mergers, consolidations, conversions, or amalgamations permitted by the trust agreement; and

     - to use reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to continue not to be taxable as a corporation for United States federal income tax purposes.

MODIFICATION OF INDENTURE

     Northeast Bancorp and the debenture trustee may, from time to time without the consent of any of the holders of the outstanding junior subordinated debentures, amend, waive, or supplement the provisions of the indenture to:

     - evidence the succession of another corporation or association to Northeast Bancorp and the assumption by such person of the obligations of Northeast Bancorp under the junior subordinated debentures;

     - add further covenants, restrictions, or conditions for the protection of holders of the junior subordinated debentures;

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

     - cure ambiguities or correct the junior subordinated debentures in the case of defects or inconsistencies in the provisions thereof, so long as any such cure or correction does not adversely affect the interest of the holders of the junior subordinated debentures in any material respect;

     - facilitate the issuance of the junior subordinated debentures in certified or other definitive form;

     - evidence or provide for the appointment of a successor debenture trustee; or

     - qualify, or maintain the qualification of, the indenture under the Trust Indenture Act.

     The indenture contains provisions permitting Northeast Bancorp and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of the junior subordinated debentures, to modify most of the terms of the indenture. However, each holder of the outstanding junior subordinated debentures affected by any proposed modification must agree to:

     - change the stated maturity date of the junior subordinated debentures;

     - reduce the principal amount of the junior subordinated debentures;

     - reduce the rate of interest on the junior subordinated debentures or any premium payable upon the redemption thereof, or change the place of payment where, or the currency in which, any such amount is payable;

     - impair the right to institute suit for the enforcement of any junior subordinated debenture; or

     - reduce the percentage of principal amount of junior subordinated debentures, the holders of which are required to consent to any such modification of the indenture.

     Furthermore, so long as any of the preferred securities remain outstanding, no such modification may be made that adversely affects the holders of such preferred securities in any material respect, and no termination of the indenture may occur, and no waiver of any event of default under the junior subordinated debentures or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate liquidation amount of the outstanding preferred securities unless and until the principal of (and premium, if any, on) the junior subordinated debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

DEBENTURE EVENTS OF DEFAULT

     The indenture provides that any of the following events with respect to the junior subordinated debentures that has occurred and is continuing constitutes an event of default with respect to the junior subordinated debentures:

     - failure to pay any interest on the junior subordinated debentures when due and continuance of such default for a period of 30 days (subject to the deferral of any due date in the case when Northeast Bancorp extends any interest payment);

     - failure to pay any principal of, or premium, if any, on the junior subordinated debentures when due whether at maturity, upon redemption, by a declaration, or otherwise;

     - failure to observe or perform in any material respect certain other covenants contained in the indenture for 90 days after written notice to Northeast Bancorp from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding junior subordinated debentures; or

     - Northeast Bancorp consents to the appointment of a receiver or other similar official in any liquidation, insolvency, or similar proceeding with respect to Northeast Bancorp or all or substantially all its property; or a court or other governmental agency shall enter a decree or order appointing a receiver or similar official and such decree or order shall remain unstayed and undischarged for a period of 60 days.

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

     As described in "Description of Preferred Securities -- Events of Default; Notice," the occurrence of an event of default in respect of the junior subordinated debentures also will constitute an event of default in respect of the preferred securities and the common securities.

     The holders of at least a majority in aggregate principal amount of outstanding junior subordinated debentures have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee, or the holders of not less than 25% in aggregate principal amount of outstanding junior subordinated debentures, may declare the principal due and payable immediately upon an event of default under the junior subordinated debentures, and, should the debenture trustee or such holders of junior subordinated debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities shall have such right. The holders of a majority in aggregate principal amount of outstanding junior subordinated debentures may annul such declaration and waive the default:

     - if all defaults (other than the non-payment of the principal of junior subordinated debentures which has become due solely by such acceleration) have been cured or waived, and

     - a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, together with the costs of the debenture trustee, has been deposited with the debenture trustee.

Should the holders of junior subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the outstanding preferred securities shall have such right.

     The holders of at least a majority in aggregate principal amount of the outstanding junior subordinated debentures affected thereby may, on behalf of the holders of all the junior subordinated debentures, waive any past default, except a default in the payment of principal or premium, if any, or interest (unless this default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debenture affected by the default. See " -- Modification of Junior Subordinated Indenture." Northeast Bancorp is required to file annually with the debenture trustee a certificate as to whether or not Northeast Bancorp is in compliance with all the conditions and covenants applicable to it under the indenture.

     If an event of default in respect of the junior subordinated debentures occurs and is continuing, the property trustee will have the right to declare the principal of, and the interest on, the junior subordinated debentures, and any other amounts payable under the indenture, to be due and payable and to enforce its other rights as a creditor with respect to the junior subordinated debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

     Registered holders of preferred securities may sue Northeast Bancorp directly for payment to such holders of amounts owed on the junior subordinated debentures equal to the aggregate liquidation amount of the preferred securities held by such holder if:

     - An event of default under the junior subordinated debentures has occurred and is continuing, and

     - such event is attributable to the failure of Northeast Bancorp to pay interest on or principal of the junior subordinated debentures when due.

     In addition, if holders of at least 25% in liquidation amount of the preferred securities direct the property trustee to enforce its rights under the indenture but the property trustee does not enforce its rights as directed, holders of 25% in liquidation amount of the preferred securities may sue Northeast Bancorp directly to enforce the property trustee rights.

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

     In connection with such direct lawsuit, Northeast Bancorp will have a right of set-off under the indenture to the extent of any payment made by Northeast Bancorp to the holders of such preferred securities in any such lawsuit. Northeast Bancorp may not amend the indenture to remove the right to bring a direct action against Northeast Bancorp without the prior written consent of all of the outstanding preferred securities.

     You will not be able to exercise directly any remedies available to the holders of the junior subordinated debentures except under the circumstances described in the preceding paragraphs. See "Description of Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS, AND OTHER TRANSACTIONS

     The indenture provides that Northeast Bancorp may not consolidate with or merge into any other entity, or convey, transfer, or lease its properties and assets substantially as an entirety to any entity, and no entity may consolidate with or merge into Northeast Bancorp, or convey, transfer or lease its properties and assets substantially as an entirety to Northeast Bancorp, unless:

     - in the event Northeast Bancorp consolidates with or merges into another entity or conveys or transfers its properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes the obligations of Northeast Bancorp in respect of the junior subordinated debentures;

     - immediately after giving effect thereto, no event of default with respect to the junior subordinated debentures, and no event which, after notice or lapse of time or both, would constitute an event of default with respect to the junior subordinated debentures, has occurred and is continuing; and

     - certain other conditions as prescribed in the indenture are satisfied.

     The provisions of the indenture do not afford holders of the junior subordinated debentures protection in the event of a highly leveraged or other transaction involving Northeast Bancorp that may adversely affect holders of the junior subordinated debentures.

SATISFACTION AND DISCHARGE

     The indenture will cease to be of further effect and Northeast Bancorp will be deemed to have satisfied and discharged the indenture when:

     - all junior subordinated debentures not previously delivered to the debenture trustee for cancellation (1) have become due and payable, or
       (2) will become due and payable at the stated maturity date within one year;

     - Northeast Bancorp deposits or causes to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the junior subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal, premium, if any, and interest to the date of the deposit or to the stated maturity date or redemption date; and

     - Northeast Bancorp has paid all other sums payable by it under indenture and Northeast Bancorp has delivered applicable certificates and opinions that indicate that Northeast Bancorp has complied with all of its obligations.

SUBORDINATION

     The junior subordinated debentures will be subordinate and junior in right of payment, to the extent set forth in the indenture, to all senior indebtedness (as defined below) of Northeast Bancorp. If Northeast Bancorp defaults in the payment of any principal, premium, if any, or interest, if any, or any other amount payable on any senior indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for redemption or by declaration of acceleration or otherwise, then, unless and until such default has

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

been cured or waived, or has ceased to exist or all senior indebtedness has been paid, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) may be made or agreed to be made on the junior subordinated debentures, or in respect of any redemption, repayment, retirement, purchase, or other acquisition of any of the junior subordinated debentures.

     As used herein, "senior indebtedness" means, whether recourse is to all or a portion of the assets of Northeast Bancorp and whether or not contingent:

     - every obligation of Northeast Bancorp for money borrowed;

     - every obligation of Northeast Bancorp evidenced by bonds, debentures, notes, or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

     - every reimbursement obligation of Northeast Bancorp with respect to letters of credit, bankers' acceptances, or similar facilities issued for the account of Northeast Bancorp;

     - every obligation of Northeast Bancorp issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

     - every capital lease obligation of Northeast Bancorp;

     - every obligation of Northeast Bancorp for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978) in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements; and

     - every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, Northeast Bancorp has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     However, senior indebtedness shall not include the following:

     - any obligations which, by their terms, are expressly stated to rank equally in right of payment with, or to not be superior in right of payment to, the junior subordinated debentures;

     - any senior indebtedness of Northeast Bancorp which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, was without recourse to Northeast Bancorp;

     - any indebtedness of Northeast Bancorp to any of its subsidiaries;

     - indebtedness to any executive officer or director of Northeast Bancorp;
       or

     - any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with Northeast Bancorp that is a financing entity of Northeast Bancorp in connection with the issuance of such financing entity of securities that are similar to the preferred securities.

     As of June 30, 1999, the senior indebtedness of Northeast Bancorp was approximately $687,500. All senior indebtedness (including any interest thereon accruing after the commencement of any proceeding described below) shall first be paid in full before any payment or distribution, whether in cash, securities, or other property, is made on the account of the junior subordinated debentures in the event of:

     - certain events of bankruptcy, dissolution, or liquidation of Northeast Bancorp or another holder of the common securities:

     - any proceeding for the liquidation, dissolution, or other winding-up of Northeast Bancorp, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

     - any assignment by Northeast Bancorp for the benefit of creditors; or

     - any other marshaling of the assets of Northeast Bancorp.

In such event, any payment or distribution on account of the junior subordinated debentures, whether in cash, securities, or other property, that would otherwise (but for the subordination provisions) be payable or

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

deliverable in respect of the junior subordinated debentures will be paid or delivered directly to the holders of senior indebtedness in accordance with the priorities then existing among such holders until all senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

     In the event of any such proceeding, after payment in full of all sums owing with respect to senior indebtedness, the holders of junior subordinated debentures, together with the holders of any obligations of Northeast Bancorp ranking on a parity with the junior subordinated debentures, will be entitled to be paid from the remaining assets of Northeast Bancorp the amounts at the time due and owing on the junior subordinated debentures and such other obligations before any payment or other distribution, whether in cash, property, or otherwise, will be made on account of any capital stock or obligations of Northeast Bancorp ranking junior to the junior subordinated debentures and such other obligations. If any payment or distribution on account of the junior subordinated debentures of any character or any security, whether in cash, securities or other property is received by any holder of any junior subordinated debentures in contravention of any of the terms hereof and before all the senior indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of the senior indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all senior indebtedness remaining unpaid to the extent necessary to pay all such senior indebtedness in full.

     By reason of such subordination, in the event of the insolvency of Northeast Bancorp, holders of senior indebtedness may receive more, ratably, and holders of the junior subordinated debentures may receive less, ratably, than the other creditors of Northeast Bancorp. Such subordination will not prevent the occurrence of any event of default in respect of the junior subordinated debentures.

     Further, because Northeast Bancorp is a holding company, the creditors of its subsidiaries also will have priority over Northeast Bancorp and you in any distribution of its subsidiaries' assets in a bankruptcy, liquidation, reorganization, or dissolution, except to the extent that Northeast Bancorp is recognized as a creditor of its subsidiaries. The junior subordinated debentures will be effectively subordinated to all existing and future liabilities of Northeast Bancorp's subsidiaries, and you should look only to Northeast Bancorp's assets for payments on the junior subordinated debentures.

     The indenture places no limitation on the amount of additional senior indebtedness that may be incurred by Northeast Bancorp. Northeast Bancorp expects from time to time to incur additional senior indebtedness.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The debenture trustee has and is subject to all the duties and responsibilities specified with respect to the debenture trustee under the Trust Indenture Act. Subject to such provisions, the debenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of junior subordinated debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred by such request. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

     Bankers Trust Company, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements with Northeast Bancorp or its subsidiaries relating to other issues of their securities. In addition, Northeast Bancorp and certain of its affiliates may have other banking relationships with Bankers Trust Company and its affiliates.

GOVERNING LAW

     The indenture and the junior subordinated debentures will be governed by and construed in accordance with the laws of the State of New York.

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                            DESCRIPTION OF GUARANTEE

     The guarantee will be executed and delivered by Northeast Bancorp concurrently with the issuance of preferred securities by the Trust for your benefit. Bankers Trust Company will act as guarantee trustee under the guarantee. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. This summary of certain provisions of the guarantee is not complete. Investors should read the form of guarantee that is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the guarantee are referred to in this prospectus, such defined terms are incorporated herein by reference. A copy of the form of guarantee is available upon request from the guarantee trustee.

GENERAL

     The guarantee will be an irrevocable guarantee of payment on a subordinated basis of the Trust's obligations under the preferred securities, but will apply only to the extent that the Trust has funds sufficient to make such payments, and is not a guarantee of collection.

     In accordance with the guarantee, Northeast Bancorp irrevocably and unconditionally agrees to pay in full on a subordinated basis, to the extent set forth in the guarantee and described herein, the Guarantee Payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off, or counterclaim that the Trust may have or assert, other than the defense of payment. The following payments on the preferred securities (the "Guarantee Payments"), to the extent not paid by or on behalf of the Trust, will be covered by the guarantee:

     - any accrued and unpaid distributions required to be paid on such preferred securities, to the extent that the Trust has funds on hand available to make the payment;

     - the redemption price with respect to any preferred securities called for redemption, to the extent that the Trust has funds on hand available to make the payment; and

     - upon a voluntary or involuntary dissolution, winding-up, or liquidation of the Trust (unless the junior subordinated debentures are distributed to holders of the preferred securities), the lesser of:

        (a) the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the Trust has funds on hand available to make payment, and

        (b) the amount of assets of the Trust remaining available for distribution to holders of the preferred securities on liquidation of the Trust.

The obligation of Northeast Bancorp to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Northeast Bancorp to you or by causing the Trust to pay such amounts to you.

     The guarantee does not apply to any payment of distributions due if the Trust lacks funds legally available for payment. If Northeast Bancorp does not make payments on the junior subordinated debentures held by the Trust, the Trust will not be able to pay any distributions on the preferred securities and will not have funds legally available for payment. In that event, holders of the preferred securities will not be able to rely on the guarantee for payment. The guarantee will rank subordinate and junior in right of payment to all senior indebtedness of Northeast Bancorp. See " -- Status of the Guarantee." The guarantee does not limit the incurrence or issuance of other secured or unsecured debt of Northeast Bancorp, including senior indebtedness, whether under the indenture, any other indenture that Northeast Bancorp may enter into in the future or otherwise.

     Northeast Bancorp has, through the guarantee, the trust agreement, the junior subordinated debentures and the indenture, taken together, fully, irrevocably and unconditionally guaranteed all the Trust's obligations under the preferred securities on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable, and unconditional guarantee

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of the Trust's obligations in respect of the preferred securities. See
"Relationship Among the Preferred Securities, the Junior Subordinated Debentures, and the Guarantee."

STATUS OF THE GUARANTEE

     The guarantee will constitute an unsecured obligation of Northeast Bancorp and will rank subordinate and junior in right of payment to all senior indebtedness of Northeast Bancorp in the same manner as the junior subordinated debentures.

     The guarantee will constitute a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against Northeast Bancorp, as the guarantor, to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the Trust or distribution to the holders of the preferred securities of the junior subordinated debentures.

     Since the right of Northeast Bancorp to participate in any distribution of assets of a subsidiary, including the Bank, upon liquidation or reorganization or otherwise is subject to prior claims of creditors of the subsidiary, the obligations of Northeast Bancorp under the guarantee are therefore effectively subordinated to all existing and future liabilities of Northeast Bancorp's subsidiaries, including the Bank.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the preferred securities (in which case no consent will be required), the guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate liquidation amount of the outstanding preferred securities. The manner of obtaining any such approval will be as set forth under "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the guarantee shall bind the successors, assigns, receivers, trustees and representatives of Northeast Bancorp and shall inure to the benefit of the holders of the preferred securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the guarantee will occur upon the failure of Northeast Bancorp to perform any of its payment or other obligations under the guarantee, or to perform any non-payment obligation if such non-payment default remains unremedied for 30 days. The holders of not less than a majority in aggregate liquidation amount of the outstanding preferred securities have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

     Any registered holder of preferred securities may institute a legal proceeding directly against Northeast Bancorp to enforce its rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee, or any other person or entity.

     Northeast Bancorp, as guarantor, is required to file annually with the guarantee trustee a certificate as to whether or not Northeast Bancorp is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The guarantee trustee, other than during the occurrence and continuance of a default by Northeast Bancorp in performance of the guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee and, after the occurrence of an event of default with respect to the guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers

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

vested in it by the guarantee at the request of any holder of the preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred by such request.

     For information concerning the relationship between Bankers Trust Company, as guarantee trustee, and Northeast Bancorp, see "Description of Junior Subordinated Debentures -- Information Concerning the Debenture Trustee."

TERMINATION OF THE GUARANTEE

     The guarantee will terminate and be of no further force and effect upon:

     - full payment of the redemption price of the preferred securities;

     - full payment of the amounts payable with respect to the preferred securities upon liquidation of the Trust; or

     - distribution of junior subordinated debentures to the holders of the preferred securities in exchange for all of the preferred securities.

     The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee.

GOVERNING LAW

     The guarantee will be governed by and construed in accordance with the laws of the State of New York.

            RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
                   SUBORDINATED DEBENTURES, AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Northeast Bancorp has irrevocably guaranteed, on a subordinated basis, payments of distributions and other amounts due on the preferred securities if the Trust has funds available for such payments, as and to the extent set forth under "Description of Guarantee." Northeast Bancorp believes that, taken together, its obligations under the junior subordinated debentures, the indenture, the trust agreement, and the guarantee provide, in the aggregate, a full, irrevocable, and unconditional guarantee of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable, and unconditional guarantee of the Trust's obligations in respect of the preferred securities.

     If and to the extent that Northeast Bancorp does not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or other amounts due on the preferred securities. The guarantee does not cover payments of distributions when the Trust does not have sufficient funds to pay such distributions. In such event, the remedy of a holder of the preferred securities is to institute a legal proceeding directly against Northeast Bancorp for enforcement of payment of Northeast Bancorp's obligations under junior subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities held by such holder.

     The obligations of Northeast Bancorp under the junior subordinated debentures and the guarantee are subordinate and junior in right of payment to all senior indebtedness.

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

SUFFICIENCY OF PAYMENTS

     As long as Northeast Bancorp makes payments on the junior subordinated debentures when they are due, such payments will be sufficient to cover distributions and other payments distributable on the preferred securities, primarily because:

     - the aggregate principal amount of the junior subordinated debentures will be equal to the sum of the aggregate liquidation amount of the preferred securities and common securities;

     - the interest rate and the interest payment dates and other payment dates on the junior subordinated debentures will match the distribution rate, distribution dates and other payment dates for the preferred securities;

     - Northeast Bancorp will pay for any and all costs, expenses, and liabilities of the Trust except the Trust's obligations to holders of the preferred securities and the common securities; and

     - the trust agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

     Notwithstanding anything to the contrary in the indenture, Northeast Bancorp has the right to set-off any payment it is otherwise required to make thereunder against and to the extent Northeast Bancorp has theretofore made, or is concurrently on the date of such payment making, a payment under the guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any preferred security may institute a legal proceeding directly against Northeast Bancorp to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the Trust, or any other person or entity. See "Description of Guarantee."

     A default or event of default under any senior indebtedness of Northeast Bancorp would not constitute a default or event of default in respect of the preferred securities, the junior subordinated debentures, or the guarantee. However, in the event of payment defaults under, or acceleration of, senior indebtedness of Northeast Bancorp, the subordination provisions of the indenture provide that no payments may be made in respect of the junior subordinated debentures until such senior indebtedness has been paid in full or any payment default thereunder has been cured or waived. See "Description of Junior Subordinated Debentures -- Subordination." If Northeast Bancorp fails to make required payments on the junior subordinated debentures, such failure would constitute an event of default under the preferred securities.

LIMITED PURPOSE OF TRUST

     The preferred securities represent preferred undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the preferred securities and common securities and investing the proceeds thereof in the junior subordinated debentures. A principal difference between the rights of a holder of a preferred security and a holder of a junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from Northeast Bancorp payments on junior subordinated debentures held, while a holder of preferred securities is entitled to receive distributions or other amounts distributable with respect to the preferred securities from the Trust (or from Northeast Bancorp under the guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution of the Trust, other than any such dissolution involving the distribution of the junior subordinated debentures, after satisfaction of liabilities to creditors of the Trust as required by applicable law, the holders of the preferred securities will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution." Upon any voluntary or involuntary liquidation or bankruptcy of Northeast Bancorp, the Trust, as registered holder of the junior subordinated debentures, would be a subordinated creditor of Northeast Bancorp, subordinated and junior in right of payment to all senior indebtedness as set

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forth in the indenture, but entitled to receive payment in full of all amounts payable with respect to the junior subordinated debentures before any stockholders of Northeast Bancorp receive payments or distributions. Since Northeast Bancorp is the guarantor under the guarantee and has agreed under the indenture to pay for all costs, expenses, and liabilities of the Trust (other than the obligations of the Trust to the holders of the preferred securities and common securities), the positions of a holder of the preferred securities and a holder of such junior subordinated debentures relative to other creditors and to stockholders of Northeast Bancorp in the event of liquidation or bankruptcy of Northeast Bancorp are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The preferred securities and payments on the preferred securities generally are subject to taxation. Therefore, you should consider the tax consequences of owning and receiving payment on the preferred securities before purchasing them. Northeast Bancorp has engaged Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida, as special tax counsel ("Tax Counsel"), to review the following discussion. They have given Northeast Bancorp their written opinion that the following discussion correctly describes the United States federal income tax treatment (a) regarding the characterization of the Trust, (b) regarding the characterization of the junior subordinated debentures, and (c) of the purchase, ownership, and disposition of the preferred securities.

     The following discussion is general and may not apply to your particular circumstances for any of the following (or other) reasons:

     - This summary is based on federal tax laws in effect on the date of this prospectus, including Treasury regulations under such laws, and administrative and judicial interpretations thereof. Changes to any of these laws, regulations, or interpretations may affect the tax consequences discussed below.

     - This summary discusses only preferred securities acquired at original issuance at the original offering price and held as a capital asset (within the meaning of federal tax law). It does not address all the tax consequences that may be relevant to investors, nor does it address the tax consequences to investors that may be subject to special tax treatment, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, tax-exempt organizations, and certain other financial institutions. This discussion also does not discuss tax consequences that may be relevant to an investor in light of their particular circumstances, such as an investor holding a preferred security as a position in a "straddle," or as part of a "synthetic security," "hedging," as part of a "conversion" or other integrated investment.

     - This summary does not address:

        (a) the income tax consequences to shareholders in, or partners or beneficiaries of, a holder of the preferred securities,

        (b) the United States federal alternative minimum tax consequences of the purchase, ownership or disposition of the preferred securities, or

        (c) any state, local or foreign tax consequences of the purchase, ownership and disposition of preferred securities.

     The authorities on which this summary is based are subject to various interpretations, and the opinions of Tax Counsel are not binding on the Internal Revenue Service (the "IRS") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

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     YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX
CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

US HOLDERS

     IN GENERAL. For purposes of the following discussion, a "US Holder" generally is a holder of the preferred securities who or which is

     - a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for income tax purposes;

     - a corporation or partnership created or organized (or treated as created or organized for income tax purposes) in or under the laws of the United States or any political subdivision thereof;

     - an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

     - a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     CHARACTERIZATION OF THE TRUST.  Tax Counsel has rendered its opinion that,
(1) under then current law and based on the representations, facts, and assumptions set forth in this prospectus, and (2) assuming full compliance with the terms of the trust agreement (and other relevant documents), and (3) based on certain assumptions and qualifications referred to in the opinion, upon the issuance of the preferred securities the Trust will be characterized for United States federal income tax purposes as a grantor trust and will not be characterized as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each US Holder purchasing the preferred securities generally will be considered the owner of an undivided interest in the junior subordinated debentures owned by the Trust, and each US Holder will be required to include all income or gain recognized for United States federal income tax purposes with respect to its allocable share of the junior subordinated debentures on its own income tax return.

     CHARACTERIZATION OF THE JUNIOR SUBORDINATED DEBENTURES. Under current law, the junior subordinated debentures are debt of Northeast Bancorp for United States federal income tax purposes. Northeast Bancorp, along with the Trust and each investor (by acceptance of a beneficial interest in a preferred security) agree to treat the junior subordinated debentures as Northeast Bancorp's debt and the preferred securities as evidence of a beneficial ownership in the Trust. We cannot assure you, however, that such position will not be challenged by the IRS or, if challenged, that a challenge will not be successful. The remainder of this discussion assumes that the junior subordinated debentures will be classified as debt of Northeast Bancorp for federal income tax purposes.

     INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. Under the terms of the junior subordinated debentures, Northeast Bancorp has the ability to defer payments of interest from time to time by extending the interest payment period for a period not exceeding 20 consecutive quarters, but not beyond the maturity of the junior subordinated debentures. Treasury regulations provide that debt instruments like the junior subordinated debentures will not be considered issued with original issue discount ("OID") even if their issuer can defer payments of interest if the likelihood of such deferral is "remote."

     Northeast Bancorp has concluded, and this discussion assumes, that, as of the date of this prospectus, the likelihood of deferring payments of interest under the terms of the junior subordinated debentures is "remote" within the meaning of the applicable Treasury regulations. This conclusion is based in part on the fact that exercising that option would prevent Northeast Bancorp from declaring dividends on its common stock and would prevent Northeast Bancorp from making any payments with respect to debt securities that rank equally with or junior to the junior subordinated debentures. Therefore, the junior subordinated debentures should not be treated as issued with OID by reason of Northeast Bancorp's deferral option. Rather, US Holders will

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be taxed on stated interest on the junior subordinated debentures when it is paid or accrued in accordance with the holder's method of accounting for income tax purposes. It should be noted, however, that no published rulings or any other published authorities of the IRS have addressed this issue. Accordingly, it is possible that the IRS could take a position contrary to the interpretation described herein.

     If Northeast Bancorp exercises its option to defer payments of interest, the junior subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments (and any de minimis
OID) on the junior subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in a US Holder's taxable income, on an economic accrual basis (regardless of the US Holder's method of accounting for income tax purposes) over the remaining term of the junior subordinated debentures (including any period of interest deferral), without regard to the timing of payments under the junior subordinated debentures. Subsequent distributions of interest on the junior subordinated debentures generally would not be taxable. The amount of OID that would accrue in any period would generally equal the amount of interest that accrued on the junior subordinated debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, US Holders will include OID in gross income in advance of the receipt of cash, and if a US Holder disposes of a preferred security prior to the record date for payment of distributions on the junior subordinated debentures following that period, such US Holder will be subject to income tax on OID accrued through the date of disposition (and not previously included in income), but will not receive cash from the Trust with respect to the OID.

     If the possibility of Northeast Bancorp's exercise of its option to defer payments of interest is not remote, the junior subordinated debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest (plus any de minimis OID) over the term of the junior subordinated debentures. A US Holder will include that OID in its taxable income, over the term of the junior subordinated debentures, on an economic accrual basis.

     CHARACTERIZATION OF INCOME. Because the income underlying the preferred securities will not be characterized as dividends for income tax purposes, if the investor is a corporate holder of the preferred securities such investor will not be entitled to a dividends-received deduction for any income that it recognizes with respect to the preferred securities.

     MARKET DISCOUNT AND BOND PREMIUM. Under certain circumstances holders of the preferred securities may be considered to have acquired their undivided interests in the junior subordinated debentures with market discount or acquisition premium (as each phrase is defined for United States federal income tax purposes).

     RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF THE TRUST. Under certain circumstances described above (See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution"), the Trust may distribute the junior subordinated debentures to investors in exchange for the preferred securities and in liquidation of the Trust. Except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and each US Holder would have an aggregate adjusted basis in its junior subordinated debentures for United States federal income tax purposes equal to such holder's aggregate adjusted basis in its preferred securities. For United States federal income tax purposes, a US Holder's holding period in the junior subordinated debentures received in such a liquidation of the Trust would include the period during which the preferred securities were held by the US Holder. If, however, the relevant event is a Tax Event which results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to US Holders of the preferred securities for United States federal income tax purposes.

     Under certain circumstances described herein (see "Description of the Preferred Securities"), Northeast Bancorp may redeem the junior subordinated debentures for cash and the proceeds of such redemption distributed to investors in redemption of their preferred securities. Such a redemption would be taxable for United States federal income tax purposes, and a US Holder would recognize gain or loss as if it had sold the preferred securities for cash. See " -- Sales of Preferred Securities" below.

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     SALES OF PREFERRED SECURITIES.  A US Holder that sells preferred securities will recognize gain or loss equal to the difference between its adjusted basis in the preferred securities and the amount realized on the sale of such preferred securities. A US Holder's adjusted basis in the preferred securities generally will be its initial purchase price, increased by OID previously included (or currently includible) in such holder's gross income to the date of disposition, and decreased by payments received on the preferred securities (other than any interest received with respect to the period prior to the effective date of Northeast Bancorp's first exercise of its option to defer payments of interest). Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the preferred securities have been held for more than one year prior to the date of disposition.

     If a holder disposes of their preferred securities between record dates for payments of distributions thereon, such holder will be required to include accrued but unpaid interest (or OID) on the junior subordinated debentures through the date of disposition in its taxable income for United States federal income tax purposes (notwithstanding that the holder may receive a separate payment from the purchaser with respect to accrued interest). Such holder may deduct that amount from the sales proceeds received (including the separate payment, if any, with respect to accrued interest) for the preferred securities (or as to OID only, to add such amount to such holder's adjusted tax basis in its preferred securities). To the extent the selling price is less than the holder's adjusted tax basis (which will include accrued but unpaid OID, if any), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

NON-US HOLDERS

     The following discussion applies only to a Non-US Holder.

     Payments to a Non-US Holder on a preferred security will generally not be subject to withholding of income tax, provided that:

     - the beneficial owner of the preferred security does not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of stock of Northeast Bancorp entitled to vote;

     - the beneficial owner of the preferred security is not a controlled foreign corporation that is related to Northeast Bancorp through stock ownership; and

     - either (a) the beneficial owner of the preferred securities certifies to the Trust or its agent, under penalties of perjury, that it is a Non-US Holder and provides its name and address, or (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the preferred security in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by another financial institution between it and the beneficial owner in the chain of ownership, and furnishes the Trust or its agent with a copy thereof.

     As discussed above, it is possible that changes in the law affecting the income taxes of junior subordinated debentures could adversely affect the ability of Northeast Bancorp to deduct interest payable on the junior subordinated debentures. Such changes also could cause the junior subordinated debentures to be classified as equity, rather than debt of Northeast Bancorp for United States federal income tax purposes. This might cause the income derived from the junior subordinated debentures to be characterized as dividends, generally subject to a 30% income tax (on a withholding basis) when paid to a Non-US Holder, rather than as interest which, as discussed above, generally is exempt from income tax in the hands of a person who is a Non-US Holder.

     A Non-US Holder of a preferred security will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a preferred security.

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     A Non-US Holder that holds the preferred securities in connection with the active conduct of a United States trade or business will be subject to income tax on all income and gains recognized with respect to its proportionate share of the junior subordinated debentures.

INFORMATION REPORTING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, the preferred securities held by a noncorporate US Holder within the United States. In addition, payments made on, and payments of the proceeds from the sale of, the preferred securities to or through the United States office of a broker are subject to information reporting unless the holder thereof certifies as to its Non-US Holder status or otherwise establishes an exemption from information reporting and backup withholding. See " -- Backup Withholding." Taxable income on the preferred securities for a calendar year should be reported to US Holders on the appropriate forms by the following January 31st.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

     THE PRECEDING DISCUSSION IS ONLY A SUMMARY AND DOES NOT ADDRESS ALL THE CONSEQUENCES TO A PARTICULAR PERSON OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE PREFERRED SECURITIES. YOU ARE URGED TO CONTACT YOUR OWN TAX ADVISORS TO DETERMINE YOUR PARTICULAR TAX CONSEQUENCES.

                          CERTAIN ERISA CONSIDERATIONS

     Northeast Bancorp and certain of its affiliates may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974 or a "disqualified person" within the meaning of Section 4975 of the Internal Revenue Code with respect to many employee benefit plans ("Plans") that are subject to ERISA and individual retirement accounts ("IRAs"). The purchase of the preferred securities by an employee benefit plan or IRA that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Internal Revenue Code and with respect to which Northeast Bancorp, affiliate is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan, fiduciary, or IRA holder, proposing to acquire any preferred securities should consult with its legal counsel.

                           SUPERVISION AND REGULATION

GENERAL

     Northeast Bancorp is a savings and loan holding company that is regulated and subject to examination by the OTS. The Bank is a federally chartered savings bank and is subject to the regulations, examinations, and reporting requirements of the OTS. The Bank is a member of the Federal Home Loan Bank of Boston and the Bank's deposits are insured by the FDIC through the savings association insurance fund. As the administrator of the savings association insurance fund, the FDIC has certain regulatory and full examination authority over OTS regulated savings associations.

     The Bank also is subject to regulation by the Board of Governors of the Federal Reserve System governing reserves to be maintained against deposits and certain other matters. The Bank's relationship with its depositors and borrowers also is regulated to a great extent by both federal and state laws. Any change in applicable laws or regulations, or a change in the ways these laws and regulations are interpreted by regulatory agencies or courts, may have a material adverse impact on the business of Northeast Bancorp and

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the Bank. In this regard, on November 12, 1999, the Financial Services
Modernization Act of 1999 was signed into law by the President. This legislation contains wide-sweeping changes to the banking laws and regulatory structure which would, among other things, repeal the Glass-Steagall Act and remove many of the prohibitions relating to the ability of financial institutions to engage in the insurance business and to underwrite securities.

     The following information is a summary of some of the laws and regulations applicable to Northeast Bancorp and the Bank. The applicable statutes and regulations are summarized and do not purport to be complete, and are qualified in their entirety by reference to the particular statutes and regulations.

FEDERAL REGULATION OF SAVINGS AND LOAN HOLDING COMPANIES

     GENERAL LIMITATIONS. Northeast Bancorp is a unitary savings and loan holding company within the meaning of the Home Owners' Loan Act of 1933 ("HOLA") and is registered with the OTS. Northeast Bancorp is subject to OTS regulations, examinations, supervision and reporting requirements. Further, the OTS has enforcement authority over Northeast Bancorp and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

     As a unitary savings and loan holding company, Northeast Bancorp generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender. See "Supervision and Regulation -- Federal Regulations of Savings Associations -- Qualified Thrift Lender Test." Nevertheless, various activities conducted by savings and loan holding companies require OTS authorization.

     The HOLA prohibits a savings and loan holding company from directly or indirectly acquiring control (including through an acquisition by merger, consolidation or purchase of assets) of any savings association, or any other savings and loan holding company, without prior OTS approval. In considering whether to grant approval for any such transaction, the OTS will take into consideration a number of factors, including:

        - competitive effects of the transaction;

        - financial and managerial resources;

        - future prospects of the holding company and its bank or thrift subsidiaries following the transaction;

        - the effect of the acquisition on the risk to the insurance fund;

        - the convenience and needs of the community to be served; and

        - compliance history of such subsidiaries with the Community Reinvestment Act.

     Further, a savings and loan holding company may not acquire more than 5% of the voting shares of any savings association unless by merger, consolidation or purchase of assets, each of which requires prior OTS approval. In addition, under other provisions of HOLA, a savings and loan holding company may acquire up to 15% of the voting shares of certain undercapitalized savings associations.

     MULTIPLE SAVINGS AND LOAN HOLDING COMPANIES. At the present time, Northeast Bancorp is a unitary savings and loan holding company. Upon acquisition by Northeast Bancorp of a separate subsidiary savings association, Northeast Bancorp would become a multiple savings and loan holding company and would be subject to extensive limitations on the types of business activities in which it could engage. A holding company that acquires another institution and maintains it as a separate subsidiary or whose sole subsidiary fails to meet the qualified thrift lender test will become subject to the activities limitations applicable to multiple savings bank holding companies. In general, a multiple savings bank holding company (or subsidiary thereof that is not an insured institution) may not commence, or continue for more than a limited period of

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time after becoming a multiple savings bank holding company (or a subsidiary thereof), any business activity other than:

        - furnishing or performing management services for a subsidiary insured institution;

        - conducting an insurance agency or an escrow business;

        - holding, managing or liquidating assets owned by or acquired from a subsidiary insured institution;

        - holding or managing properties used or occupied by a subsidiary insured institution;

        - acting as trustee under deeds of trust;

        - those activities previously directly authorized by the OTS by regulation as of March 5, 1987 to be engaged in by multiple savings bank holding companies; or

        - subject to prior approval of the OTS, those activities authorized by the Federal Reserve Board as permissible investments for bank holdings companies.

These restrictions do not apply to a multiple savings bank holding company if
(a) all, or all but one, of its insured institution subsidiaries were acquired in emergency thrift acquisitions or assisted acquisitions and (b) all of its insured institution subsidiaries are qualified thrift lenders.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (a) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (b) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary with regard to the extent to which they permit interstate savings and loan holding company acquisitions.

     SAFETY AND SOUNDNESS. Under federal law, the Director of the OTS is authorized to take action when it determines that there is reasonable cause to believe that the continuation by a savings bank holding company of any particular activity constitutes a serious risk to the financial safety, soundness or stability of a savings bank holding company's subsidiary savings institution. The Director of the OTS has oversight authority for all holding company affiliates, not just the insured institution. Specifically, the Director of the OTS may, as necessary:

        - limit the payment of dividends by the savings institution to its parent holding company;

        - limit transactions between the savings institution, the holding company and the subsidiaries or affiliates of either; or

        - limit any activities of the savings institution that might create a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

     BUSINESS ACTIVITIES. The activities of savings institutions are governed by the HOLA and, in certain respects, the Federal Deposit Insurance Act and the rules and regulations issued by the OTS and the FDIC pursuant to these acts. These laws and regulations delineate the nature and extent of the activities in which savings associations may engage.

     CAPITAL REQUIREMENTS. The OTS capital regulations have three components: a leverage limit, a tangible capital requirement, and a risk-based capital requirement. The OTS has broad discretion to impose capital requirements in excess of minimum applicable ratios.

     The leverage limit requires that a savings association maintain core capital of at least 3% of its adjusted total assets. For purposes of this requirement, total assets are adjusted to exclude intangible assets and investments in certain subsidiaries, and to include the assets of certain other subsidiaries, certain intangibles arising from prior period supervisory transactions, and permissible mortgage servicing rights. Core capital includes common shareholders' equity and retained earnings, noncumulative perpetual preferred stock and

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

related surplus and minority interests in consolidated subsidiaries, minus intangibles, plus certain mortgage servicing rights, certain goodwill arising from prior regulatory accounting practices, and certain investments in subsidiaries.

     Certain mortgage servicing rights are not deducted in computing core and tangible capital. Prior to August 10, 1998, generally, the lower of 90% of the fair market value of readily marketable mortgage servicing rights, or the current unamortized book value as determined under GAAP could be included in core and tangible capital up to a maximum of 50% of core capital computed before the deduction of any disallowed servicing assets and disallowed purchased credit card relationships. Effective August 10, 1998, the OTS increased the maximum amount of mortgage servicing rights that are includable in regulatory capital from 50% to 100% of core capital.

     In determining core capital, all investments in and loans to subsidiaries engaged in activities not permissible for national banks, which are generally more limited than activities permissible for savings associations and their subsidiaries, must be deducted. Certain exceptions are provided, including exceptions for mortgage banking subsidiaries and subsidiaries engaged in agency activities for customers (unless determined otherwise by the FDIC on safety and soundness grounds). Generally, all subsidiaries engaged in activities permissible for national banks are required to be consolidated for purposes of calculating capital compliance by the parent savings association.

     The tangible capital requirement mandates that a savings association maintain tangible capital of at least 1.5% of adjusted total assets. For purposes of this requirement, adjusted total assets are calculated on the same basis as the leverage limit. Tangible capital is defined in the same manner as core capital, except that all intangible assets must be deducted.

     The risk-based requirement promulgated by the OTS pursuant to the HOLA, tracks the standard applicable to national banks, except that the OTS may determine to reflect interest rate and other risks not specifically included in the national bank standard. However, such deviations from the national bank standard may not result in a materially lower risk-based requirement for savings associations than for national banks. The risk-based standard adopted by the OTS is similar to the Office of the Comptroller of the Currency standard for national banks.

     The risk-based standards of the OTS require maintenance of core capital equal to at least 4% of risk-weighted assets and total capital equal to at least 8% of risk-weighted assets. Total capital includes core capital plus supplementary capital (to the extent it does not exceed core capital). Supplementary capital includes (a) cumulative perpetual preferred stock; (b) mutual capital certificates, income capital certificates and net worth certificates; (c) nonwithdrawable accounts and pledged deposits to the extent not included in core capital; (d) perpetual and mandatory convertible subordinated debt and maturing capital instruments meeting specified requirements; (e) general loan and lease loss allowances, up to a maximum of 1.25% of risk-weighted assets; and (f) up to 45% of unrealized gains on certain equity investments.

     In determining the amount of risk-weighted assets, savings associations must assign balance sheet assets to one of four risk-weight categories, reflecting the relative credit risk inherent in the asset. Off-balance-sheet items are assigned to one of the four risk-weight categories after a credit conversion factor is applied.

     OTS regulations add an interest rate risk component to the 8% risk-based capital requirement discussed above. Only savings associations with more than a normal level of interest rate risk are subject to these requirements. Specifically, savings associations with interest rate risk exposure in excess of 2% (measured in accordance with an OTS Model and Guidelines) must deduct an interest rate risk component from total capital prior to calculating their risk-based capital ratios. The interest rate risk component is calculated as one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. This deduction will have the effect of requiring savings associations with interest rate risk exposure of more than 2% to hold more capital than those with less than 2% exposure. On August 21, 1995, the OTS adopted and approved an appeal process, but delayed the interest rate risk capital deduction indefinitely.

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     LOANS TO ONE BORROWER.  Under the HOLA, savings institutions are generally subject to the national bank limits on loans to a single or related group of borrowers. Generally, a savings association may lend to a single borrower or group of related borrowers, on an unsecured basis, in an amount not greater than 15% of its unimpaired capital and unimpaired surplus. An additional amount, not greater than 10% of the savings association's unimpaired capital and unimpaired surplus, may be loaned if the loan is secured by readily marketable collateral, which is defined to include certain financial instruments and bullion, but generally does not include real estate. The OTS by regulation has amended the loans to one borrower rule to permit savings associations meeting certain requirements to extend loans to one borrower in additional amounts under circumstances limited essentially to loans to develop or complete residential housing units. The OTS also may impose more stringent limits on an association's loans to one borrower, if it determines that such limits are necessary to protect the safety and soundness of the institution.

     QUALIFIED THRIFT LENDER TEST. In general, savings associations are required to maintain at least 65% of their portfolio assets in certain qualified thrift investments (which consist primarily of loans and other investments related to residential real estate and certain other assets). A savings association that fails the qualified thrift lender test is subject to substantial restrictions on activities and to other significant penalties. Recent legislation permits a savings association to qualify as a qualified thrift lender not only by maintaining 65% of portfolio assets in qualified thrift investments but also, in the alternative, by qualifying under the HOLA as a domestic building and loan association.

     Recent legislation also expands the qualified thrift lender test to provide savings associations with greater authority to lend and diversify their portfolios. In particular, credit card and education loans may now be made by savings associations without regard to any percentage-of-assets limit, and commercial loans may be made in an amount up to 10% of total assets, plus an additional 10% for small business loans. Loans for personal, family and household purposes (other than credit card, small business and educational loans) are now included without limit with other assets that, in the aggregate, may account for up to 20% of total assets. At June 30, 1999, the Bank was in compliance with current qualified thrift lender requirements.

     LIMITATION ON CAPITAL DISTRIBUTIONS. OTS regulations impose limitations upon all capital distributions by savings institutions, including:

     - cash dividends;

     - payments to repurchase or otherwise acquire its shares;

     - payments to stockholders of another institution in a cash-out merger; and

     - other distributions charged against capital.

     OTS rules establish three tiers of institutions, which are based primarily on an institution's capital level. An institution, such as the Bank, that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters; provided that the institution would not be undercapitalized, as the term is defined in the OTS Prompt Corrective Action regulations, following the capital distribution. Any additional capital distributions would require prior regulatory approval. In the event the Bank's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

     LIQUIDITY. The Bank is required to maintain an average daily balance of specified liquid assets equal to a quarterly average of not less than a specified percentage (currently 4%) of its net withdrawable deposit accounts plus borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet

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these liquidity requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

     COMMUNITY REINVESTMENT ACT AND FAIR LENDING LAWS. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. A savings institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities. Failure of a savings association to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice. The Bank received a satisfactory Community Reinvestment Act rating under the current regulations in its most recent federal examination by the OTS.

     THE BANK SECRECY ACT AND MONEY LAUNDERING LAWS. The Bank Secrecy Act was enacted by Congress in 1970. This act requires every financial institution within the United States to file a Currency Transaction Report with the Internal Revenue Service for each transaction in currency of more than $10,000 not exempted by the United States Treasury Department.

     The Money Laundering Prosecution Improvements Act requires financial institutions, typically banks, to verify and record the identity of the purchaser upon the issuance or sale of bank checks or drafts, cashier's checks, traveler's checks, or money orders involving $3,000 or more in cash. Institutions also must verify and record the identity of the originator and beneficiary of certain funds transfers.

     BRANCHING. Subject to certain statutory restrictions in the HOLA and the Federal Deposit Insurance Act, the Bank is authorized to branch on a nationwide basis. Branching by savings associations also is subject to other regulatory requirements, including compliance with the Community Reinvestment Act and its implementing regulations.

     TRANSACTIONS WITH RELATED PARTIES. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with the Bank, including Northeast Bancorp and any non-savings institution subsidiaries) or to make loans to certain insiders of the Bank or Northeast Bancorp, is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

     LOANS TO OFFICERS, DIRECTORS, AND PRINCIPAL STOCKHOLDERS. Sections 22(g) and 22(h) of the Federal Reserve Act and the rules and regulations issued under that act are applicable to loans from a savings association to any of the following persons:

     - an executive officer of a savings association;

     - a director of a savings association;

     - a principal stockholder of a savings association (i.e., any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has power to vote more than 10% of any class of voting securities of a savings association);

     - any company controlled by an executive officer, director or principal stockholder of a savings association; and

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     - any political or campaign committee which is controlled by, or which will benefit any executive officer, director or principal stockholder.

Among other things, such loans must be made on terms substantially the same as those prevailing on comparable transactions made to unaffiliated individuals, and may not involve more than the normal risk of repayment or present other unfavorable features. Certain extensions of credit to such persons must first be approved in advance by a disinterested majority of a savings association's entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any such individuals where the aggregate amount exceeds an amount equal to 15% of an insured institution's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all such extensions of credit outstanding to all such persons would exceed the Bank's unimpaired capital and unimpaired surplus. Section 22(g) establishes additional limitations on loans to executive officers.

     CHANGES IN DIRECTORS AND SENIOR EXECUTIVE OFFICERS. Section 32 of the Federal Deposit Insurance Act, as amended by the 1996 Act, requires a depository institution or holding company of a depository institution to give 30 days prior written notice to its primary federal regulator of any proposed appointment of a director or senior executive officer if the institution is not in compliance with the minimum capital requirements or otherwise is in a troubled condition. The regulator then has the opportunity to disapprove the proposed appointment.

     PERMISSIBLE LOANS AND INVESTMENTS. Federally chartered savings banks, such as the Bank, are authorized to originate, invest in, sell, purchase, service, participate, and otherwise deal in: (1) loans made on the security of residential and nonresidential real estate (up to 400% of the Bank's capital),
(2) commercial loans (up to 20% of assets, the last 10% of which must be small business loans), (3) consumer loans (subject to certain percentage of asset limitations), and (4) credit card loans. The lending authority of federally chartered associations is subject to various OTS requirements, including, as applicable, requirements governing loan-to-value ratio, percentage-of-assets limits, and loans to one borrower limits. In September 1996, the OTS substantially revised its investment and lending regulations eliminating many of their specific requirements in favor of a more general standard of safety and soundness.

     Federally chartered savings associations may invest, without limitation, in the following assets: (1) obligations of the United States government or certain agencies thereof; (2) stock issued by or bonds of the FHLB or the FNMA; (3) obligations issued or guaranteed by the FNMA, the Student Loan Marketing Association, the GNMA, or any agency of the United States Government; (4) certain mortgages, obligations, or other securities that have been sold by the FHLMC; (5) stock issued by a national housing partnership corporation; (6) demand, time, or savings deposits, shares, or accounts of any insured depository institution; (7) certain "liquidity" investments approved by the OTS to meet liquidity requirements; (8) shares of registered investment companies, the portfolios of which are limited to investments that a federal association is otherwise authorized to make; (9) certain mortgage-backed securities; (10) general obligations of any state of the United States or any political subdivision or municipality thereof, provided that not more than 10% of a savings association's capital may be invested in the general obligations of any one issuer; (11) loans secured by residential real property; (12) credit card loans; and (13) educational loans. Federally chartered savings associations may invest in secured or unsecured loans for commercial, corporate, business, or agricultural purposes, up to 20% of assets, provided that the last 10% is invested in small business loans. The HOLA also limits a federal savings association's aggregate nonresidential real property loans to 400% of the savings association's capital as determined pursuant to the OTS's capital requirements. See "Supervision and Regulation -- Federal Regulation of Savings Associations -- Capital Requirements." The OTS may allow a savings association to exceed the aggregate limitation, if the OTS determines that exceeding the limitation would pose no significant risk to the safe and sound operations of the association and would be consistent with prudent operating practices. Federally chartered savings associations also are authorized by the HOLA to make investments in consumer loans, business development credit corporations, certain commercial paper and corporate debt securities, service corporations, and small business investment companies. All of these types of investments are subject to percentage-of-assets and various other limitations.

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     SERVICE CORPORATIONS.  The HOLA authorizes federally chartered savings associations, such as the Bank, to invest in the capital stock, obligations, or other securities of service corporations. The HOLA authorizes a savings association to invest up to a total of 3% of its assets in service corporations. The last 1% of the 3% statutory investment limit applicable to service corporations must be primarily invested in community development investments drawn from a broad list of permissible investments that include, among other things: (1) government guaranteed loans, (2) loans for investment in small businesses, (3) investments in revitalization, and rehabilitation projects, and
(4) investments in low- and moderate-income housing developments.

     Service corporations are authorized to engage in a variety of preapproved activities, some of which (e.g., securities brokerage and real estate development) are ineligible activities for the parent savings association. The OTS regulations implementing the service corporation authority contained in the HOLA also provide that activities reasonably related to the activities of a federally chartered savings association may be approved on a case-by-case basis by the Director of the OTS.

     OPERATING SUBSIDIARIES. All federal savings associations are authorized to establish or acquire one or more operating subsidiaries. Operating subsidiaries are subject to examination and supervision by the OTS to the same extent as the parent thrift. An operating subsidiary is a corporation that meets all of the following requirements: (1) it engages only in activities that a federal savings association is permitted to engage in directly; (2) the parent savings association owns, directly or indirectly, more than 50% of the subsidiary's voting stock; and (3) no person or entity other than the parent thrift may exercise effective operating control over the subsidiary. While a savings association's investment in its service corporations is generally limited to an amount that does not exceed 3% of the parent savings association's total assets, OTS regulations do not limit the amount that a parent savings association may invest in its operating subsidiaries. Operating subsidiaries may be incorporated and operated in any geographical location where its parent may operate. An operating subsidiary that is a depository institution may accept deposits in any location, provided that the subsidiary has federal deposit insurance.

     ENFORCEMENT. Under the Federal Deposit Insurance Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institutions, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Under the act, the FDIC has the authority to recommend to the Director of OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such actions under certain circumstances.

     STANDARDS FOR SAFETY AND SOUNDNESS. The Federal Deposit Insurance Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under the act. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Further, the guidelines address (a) internal controls and information systems; (b) internal audit system; (c) credit underwriting; (d) loan documentation; (e) interest rate risk exposure; (f) asset growth; and (g) compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by these guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the Federal Deposit Insurance Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

PROMPT CORRECTIVE REGULATORY ACTION

     Under the OTS Prompt Corrective Action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has total risk-based capital ratio of less than 8.0% or a leverage ratio of less than 4.0% (3.0% if the institution has a composite rating of 1) or a Tier 1 risk-based capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized."

     Subject to a narrow exception, the OTS is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notices that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. The OTS also could take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF DEPOSIT ACCOUNTS AND ASSESSMENTS

     The Bank's deposits are insured by the FDIC through the bank insurance fund ("BIF") and the savings association insurance fund ("SAIF"), for up to $100,000 for each insured account holder, the maximum amount currently permitted by law.

     The FDIC establishes premium assessment rates for BIF and SAIF deposit insurance. There is no statutory limit on the maximum assessment and the percent of increase in the assessment that the FDIC may impose in any one year, provided, however, that the FDIC may not collect more than is necessary to reach or maintain the BIF and SAIF designated reserve ratios and must rebate any excess collected. Under the FDIC's risk-based insurance system, BIF and SAIF-assessable deposits are now subject to premiums of between 0 to 27 cents per $100 of deposits, depending upon the institution's capital position and other supervisory factors.

     To arrive at a risk-based assessment for each bank and thrift, the FDIC places the institution in one of nine risk categories using a two-step process based first on capital ratios and then on relevant supervisory information. Each institution is assigned to one of three groups (well-capitalized, adequately capitalized, or undercapitalized) based on its capital ratios. A well-capitalized institution is one that has at least a 10% total risk-based capital ratio (the ratio of total capital to risk-weighted assets), a 6% Tier 1 risk-based capital ratio (the ratio of tier 1 core capital to risk-weighted assets), and a 5% Tier 1 leverage ratio (the ratio of core capital to adjusted total assets). An adequately capitalized institution has at least an 8% total risk-based capital ratio, a 4% tier 1 core risk-based capital ratio, and a 4% Tier 1 leverage ratio. An undercapitalized institution is one that does not meet either the definition of well-capitalized or adequately capitalized.

     The FDIC also assigns each institution to one of three supervisory subgroups based on an evaluation of the risk posed by the institution. These supervisory evaluations modify premium rates within each of the three capital groups. The nine risk categories and the corresponding BIF and SAIF assessment rates are as follows:

                                                             SUPERVISORY SUBGROUP
                                                        ------------------------------
                                                           A          B          C
                                                        ------------------------------
Meets numerical standards for:
  Well-capitalized....................................     0          3          17
  Adequately capitalized..............................     3         10          24
  Undercapitalized....................................    10         24          27

     For purposes of assessments of FDIC insurance premiums, Northeast Bancorp believes that the Bank is a well-capitalized institution as of June 30, 1999. FDIC regulations prohibit disclosure of the supervisory subgroup to which an insured institution is assigned.

     As an insurer, the FDIC issues regulations and conducts examinations of its insured members. Insurance of deposits by the FDIC may be terminated by the FDIC, after notice and hearing, upon a finding that an institution (a) has engaged in unsafe and unsound practices, (b) is in an unsafe and unsound condition to continue operations, or (c) has violated any applicable law, regulation, rule, order or condition imposed by the OTS or the FDIC. When conditions warrant, the FDIC may impose less severe sanctions as an alternative to termination of insurance.

BROKERED DEPOSITS

     Only a well-capitalized depository institution may accept brokered deposits without prior regulatory approval. Under implementing regulations, well-capitalized banks may accept brokered deposits without restriction, adequately capitalized banks may not accept brokered deposits without a waiver from the FDIC (subject to certain restrictions on payments of rates), while undercapitalized banks may not accept brokered deposits.

FEDERAL HOME LOAN BANK SYSTEM

     The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional banks. FHLBs provide a central credit facility primarily for member institutions. The Bank, as a member of the FHLB of Boston, is required to acquire and hold shares of capital stock in that institution in an amount at least equal to 1% of the aggregate principal amount of the Bank's unpaid residential mortgage loans and similar obligations at the beginning of each year (but not less than $500), or 5% of its advances from the FHLB of Boston, whichever is greater.

FEDERAL RESERVE SYSTEM

     The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). As of June 30, 1999, the Bank was in compliance with these requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS.

FEDERAL SECURITIES LAWS

     Northeast Bancorp's common stock is registered with the SEC under the Securities Exchange Act of 1934. Accordingly, Northeast Bancorp is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act.

MAINE LAW

     Northeast Bancorp and the Bank are headquartered in, and qualified to do business in the State of Maine. Accordingly, the Maine Bureau of Banking has the authority to impose certain regulations and the power to examine both the Bank and Northeast Bancorp. In addition to approvals from federal regulatory agencies, Northeast Bancorp may be required to seek approval of the Maine Bureau of Banking prior to engaging in certain extraordinary transactions.

RECENT LEGISLATION

     Federal legislation and regulation have significantly affected the operations of federally insured savings associations, such as the Bank, and other federally regulated financial institutions in the past several years and have increased competition among savings associations, commercial banks, and other financial institutions. Congress has been considering legislation in various forms that would require federal thrifts, such as the

Bank, to convert their charters to national or state bank charters. On November 12, 1999, the President signed into law the Financial Services Modernization Act of 1999. This legislation is the most wide-sweeping banking and financial institutions legislation in the past 60 years. The Financial Services Modernization Act, among other things:

- permits banks to underwrite insurance and securities;

- permits securities firms and insurers to buy banks;

- prevents nonfinancial institutions from chartering or buying unitary thrift holding companies, such as Northeast Bancorp;

- authorizes the Treasury Department's Office of the Comptroller of the Currency to regulate bank subsidiaries that do securities underwriting; and

- authorizes the Federal Reserve to regulate bank holding company affiliates that engage in risky activities such as insurance underwriting and real estate development.

     The operations of regulated depository institutions will continue to be subject to changes in applicable statutes and regulations from time to time and could adversely affect Northeast Bancorp, the Bank, and its affiliates. The affect of the Financial Services Modernization Act on Northeast Bancorp is uncertain at this time.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, dated November 17, 1999 among Northeast Bancorp, the Trust, and Advest, Inc., as representative of the underwriters, the Trust has agreed to sell to the underwriters, and the underwriters have agreed to purchase from the Trust, $7,000,000 aggregate liquidation amount of preferred securities at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              LIQUIDATION AMOUNT OF
UNDERWRITER                                                   PREFERRED SECURITIES
-----------                                                   ---------------------
Advest, Inc.................................................       $5,250,000
Tucker Anthony Cleary Gull..................................        1,750,000
                                                                   ----------
                                                                   $7,000,000
                                                                   ==========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the preferred securities offered hereby if any of such preferred securities are purchased.

     The underwriters have advised Northeast Bancorp and the Trust that the underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not to exceed $0.14 per preferred security. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per preferred security to certain other dealers. After the public offering, the public offering price and the other selling terms may be changed by the underwriters. No such change shall affect the amount of proceeds to be received by the Trust as set forth on the cover page of this prospectus.

     Northeast Bancorp and the Trust have granted to the underwriters an option exercisable during the 30 day period beginning from the date of the underwriting agreement to purchase up to an additional $1,050,000 aggregate liquidation amount of the preferred securities, solely to cover over-allotments, if any, at the public offering price as set forth on the cover page. To the extent that the underwriters exercise such option, the Trust will be obligated, pursuant to the option, to sell such preferred securities to the underwriters. If purchased, the underwriters will offer such additional preferred securities on the same terms as those on which the $7,000,000 aggregate liquidation amount of the preferred securities are being offered.

     In view of the fact that all of the proceeds from the sale of the preferred securities will be used to purchase the junior subordinated debentures issued by Northeast Bancorp, the underwriting agreement provides that Northeast Bancorp will pay as compensation for the underwriter's arranging the investment therein of such proceeds an amount of $0.245 per preferred security (or $245,000 ($281,750 if the over-allotment option is exercised in full) in the aggregate). The expenses of this offering (exclusive of the underwriting fees) are estimated at $201,500 and are payable by Northeast Bancorp.

     Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the preferred securities as interests in a direct participation program, the offering of the preferred securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     Subject to certain limitations, Northeast Bancorp, the Trust, and the underwriters have agreed to indemnify each other against certain liabilities including liabilities under the Securities Act, or to contribute to payments that Northeast Bancorp, the Trust, or the underwriters may be required to make in respect thereof.

     The foregoing is a summary of the principal terms of the underwriting agreement and is not complete. Reference is made to a copy of the underwriting agreement which is on file as an exhibit to the registration statement.

     In connection with this offering, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain, or otherwise affect the market price of the preferred securities. Such transactions may include over-allotment transactions in which the underwriters create a short position for their own account by selling more preferred securities than they are committed to purchase from the Trust. In such a case, to cover all or part of the short position, the underwriters may exercise the over-allotment option described above or may purchase preferred securities in the open market following completion of the initial offering of the preferred securities. The underwriter also may engage in stabilizing transactions in which they bid for, and purchases, shares of the preferred securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the preferred securities. The underwriters also may reclaim any selling concessions allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the preferred securities at a level above that which might otherwise prevail in the open market. Neither Northeast Bancorp nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the preferred securities. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

     The preferred securities are a new issue of securities with no established trading market. The preferred securities have been approved for listing on the American Stock Exchange. However, such listing may be interrupted or discontinued at any time without notice. Accordingly, no assurance can be given as to the development or liquidity of any market for the preferred securities.

     Advest has in the past, and may in the future, perform various services for Northeast Bancorp, including investment banking services, for which it has and may receive customary fees. Advest also served as managing underwriter for a secondary offering of Northeast Bancorp's common stock in 1998.

                             VALIDITY OF SECURITIES

     The validity of the guarantee and the junior subordinated debentures and certain tax matters will be passed upon for Northeast Bancorp by Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A., Tampa, Florida, and certain legal matters will be passed upon for the Underwriter by Tyler Cooper & Alcorn, LLP. Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A. will rely as to certain matters of Maine law on the opinion of Lipman & Katz, P.A. Certain matters of Delaware law relating to the validity of the preferred securities, the enforceability of the trust agreement, and the creation of the Trust will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to Northeast Bancorp and the Trust. Carlton,

Fields, Ward, Emmanuel, Smith & Cutler, P.A., and Tyler Cooper & Alcorn, LLP will rely as to certain matters of Delaware law on the opinion of Richards, Layton & Finger, P.A.

                                    EXPERTS

     Baker Newman & Noyes Limited Liability Company, independent auditors, have audited our consolidated financial statements included in this Prospectus and Registration Statement as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999, as set forth in their report, which is included elsewhere in this Prospectus and Registration Statement. Our financial statements are included in reliance on Baker Newman & Noyes Limited Liability Company's report, given on their authority as experts in accounting and auditing.

                      WHERE CAN YOU FIND MORE INFORMATION

     Northeast Bancorp is subject to the reporting requirements of the Securities Exchange Act of 1934 and, as a result, Northeast Bancorp files reports, proxy statements, and other information with the Securities and Exchange Commission. You may read, without charge, or copy, at prescribed rates, any document that Northeast Bancorp files with the SEC at the public reference facilities maintained by the SEC in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms and their copy charges. Northeast Bancorp's electronic filings with the SEC also are available to the public over the Internet at a World Wide Web Site maintained by the SEC at http://www.sec.gov. Further, Northeast Bancorp's common stock trades on the American Stock Exchange and, as a result, reports, proxy statements, and other information concerning Northeast Bancorp also can be inspected at the offices of The American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     In addition, Northeast Bancorp and the Trust have jointly filed with the SEC a Registration Statement on Form S-2 under the Securities Act of 1933 covering the preferred securities, the junior subordinated debentures, and the guarantee. This prospectus, which is part of the Registration Statement, does not contain all the information included in the Registration Statement. For further information with respect to Northeast Bancorp, the Trust, or the securities offered in this prospectus, you should refer to the Registration Statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the Registration Statement. The full Registration Statement may be obtained from the SEC as indicated above or from us.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus some information in documents that are filed by Northeast Bancorp with the SEC. This means we can disclose important information to you by referring to another document filed separately with the SEC. Any information that we incorporate by reference is considered part of this prospectus. We incorporate by reference in this prospectus the Annual Report on Form 10-K of Northeast Bancorp for the fiscal year ended June 30, 1999, filed with the SEC on September 28, 1999.

     We also incorporate by reference any filings that Northeast Bancorp makes with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. Any information incorporated by reference this way will automatically be deemed to update and supercede any information previously disclosed in this prospectus or in an earlier filed document also incorporated by reference in this prospectus.

     You may request a copy of any or all documents which are incorporated by reference to this prospectus and we will provide it to you at no cost. You should make your request in writing or by telephone to Richard E. Wyman, Jr., Northeast Bancorp, 158 Court Street, Auburn, Maine 04210.

     This prospectus does not contain or incorporate by reference any separate financial statements of the Trust. We do not consider that financial statements of the Trust are material to holders of the preferred securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations, and is not engaged in and does not propose to engage in any activity other than holding the junior subordinated debentures of Northeast Bancorp and issuing the preferred securities and the common securities. For more information, see the information under the captions "Prospectus Summary -- NBN Capital Trust," "Description of the Preferred Securities," "Description of Junior Subordinated Debentures" and "Description of Guarantee." In addition, we do not expect that the Trust will be filing reports under the Securities Exchange Act of 1934 with the SEC.

                        NORTHEAST BANCORP AND SUBSIDIARY

                   Audited Consolidated Financial Statements

                    Years Ended June 30, 1999, 1998 and 1997
                       With Independent Auditors' Report

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGES
                                                              ----------
Independent Auditors' Report................................     F-2
Consolidated Statements of Financial Condition at June 30,
  1999 and 1998.............................................     F-3
Consolidated Statements of Income for the Years Ended June
  30, 1999, 1998 and 1997...................................     F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended June 30, 1999, 1998 and 1997..........     F-5
Consolidated Statements of Cash Flows for the Years Ended
  June 30, 1999, 1998 and 1997..............................     F-6
Notes to Consolidated Financial Statements..................  F-7 - F-29

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Northeast Bancorp and Subsidiary

     We have audited the consolidated statements of financial condition of Northeast Bancorp and Subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of Northeast Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Bancorp and Subsidiary as of June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                          Baker Newman & Noyes
                                          Limited Liability Company
Portland, Maine
July 30, 1999

                        NORTHEAST BANCORP AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             JUNE 30, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................  $  4,963,985   $  6,821,574
Interest bearing deposits...................................       345,585        421,392
Federal Home Loan Bank overnight deposits...................     6,784,000      4,909,000
                                                              ------------   ------------
        Total cash and cash equivalents.....................    12,093,570     12,151,966
Trading account securities, at market value.................            --         50,000
Available for sale securities, at market value (notes 2, 7
  and 9)....................................................    18,054,317     13,608,823
Loans held for sale.........................................       311,600        369,500
Loans receivable (notes 3 and 7):
  Mortgage loans:
    Residential real estate.................................   182,244,336    171,903,751
    Construction loans......................................     3,187,642      3,521,427
    Commercial real estate..................................    55,437,983     47,052,134
                                                              ------------   ------------
                                                               240,869,961    222,477,312
    Undisbursed portion of construction loans...............    (1,501,993)    (1,421,847)
    Net deferred loan origination costs.....................       220,337          7,270
                                                              ------------   ------------
        Total mortgage loans................................   239,588,305    221,062,735
  Commercial loans..........................................    34,814,252     27,068,416
  Consumer and other loans..................................    44,583,690     33,899,799
                                                              ------------   ------------
                                                               318,986,247    282,030,950
  Less allowance for loan losses............................    (2,924,000)    (2,978,000)
                                                              ------------   ------------
        Net loans...........................................   316,062,247    279,052,950
Premises and equipment -- net (note 4)......................     5,037,026      4,473,885
Other real estate owned -- net (note 5).....................       193,850        350,496
Accrued interest receivable -- loans........................     1,803,379      1,710,704
Accrued interest receivable -- investments..................       187,281        222,994
Federal Home Loan Bank stock, at cost (note 7)..............     5,680,500      5,680,500
Goodwill, net of accumulated amortization of $1,662,588 in
  1999 and $1,532,807 in 1998 (note 13).....................     1,462,346      1,923,915
Other assets (note 14)......................................     3,496,789      2,936,861
                                                              ------------   ------------
        Total assets........................................  $364,382,905   $322,532,594
                                                              ============   ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 6):
    Demand..................................................  $ 17,891,552   $ 15,209,219
    NOW.....................................................    31,203,347     23,429,512
    Money market............................................     7,156,424     11,993,110
    Regular savings.........................................    21,999,615     20,305,953
    Brokered time deposits..................................    13,458,257      7,574,710
    Certificates of deposit under $100,000..................   103,302,505     86,156,463
    Certificates of deposit $100,000 or more................    24,352,335     19,355,130
                                                              ------------   ------------
        Total deposits......................................   219,364,035    184,024,097
  FHLB Borrowings (note 7)..................................   103,881,716    104,439,952
  Note payable (note 8).....................................       687,500        993,055
  Securities sold under repurchase agreements (notes 2 and
    9)......................................................    11,867,839      5,205,594
  Other liabilities.........................................     1,898,700      2,730,369
                                                              ------------   ------------
        Total liabilities...................................   337,699,790    297,393,067
Commitments and contingent liabilities (notes 8, 16 and 17)
  Stockholders' equity (notes 10, 12 and 16):
  Series A cumulative convertible preferred stock; $1 par
    value, 1,000,000 shares authorized; 45,454 shares issued
    and outstanding at June 30, 1998........................            --        999,988
  Common stock, $1 par value, 15,000,000 shares authorized;
    2,768,624 and 2,614,285 shares issued and outstanding at
    June 30, 1999 and 1998, respectively....................     2,768,624      2,614,285
  Additional paid-in capital................................    10,208,299      9,258,107
  Retained earnings.........................................    14,145,720     12,331,595
  Accumulated other comprehensive income (loss) (note 2)....      (439,528)       (64,448)
                                                              ------------   ------------
        Total stockholders' equity..........................    26,683,115     25,139,527
                                                              ------------   ------------
        Total liabilities and stockholders' equity..........  $364,382,905   $322,532,594
                                                              ============   ============

                            See accompanying notes.

                        NORTHEAST BANCORP AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                             1999          1998          1997
                                                          -----------   -----------   -----------
Interest and dividend income:
  Interest on loans.....................................  $25,178,587   $21,988,864   $18,973,560
  Interest on Federal Home Loan Bank overnight
     deposits...........................................      328,981       514,113       429,531
  Interest and dividends on available for sale
     securities.........................................      957,558     1,461,024     2,277,573
  Dividends on Federal Home Loan Bank stock.............      364,245       300,664       227,360
  Other interest and dividend income....................       27,422        18,346        27,697
                                                          -----------   -----------   -----------
          Total interest and dividend income............   26,856,793    24,283,011    21,935,721
Interest expense:
  Deposits (note 6).....................................    8,680,297     7,586,717     7,103,375
  Repurchase agreements.................................      339,556       206,651       199,453
  Borrowed funds........................................    5,530,389     5,016,703     3,988,060
                                                          -----------   -----------   -----------
          Total interest expense........................   14,550,242    12,810,071    11,290,888
                                                          -----------   -----------   -----------
          Net interest income before provision for loan
            losses......................................   12,306,551    11,472,940    10,644,833
Provision for loan losses (note 3)......................      610,017       706,100       614,427
                                                          -----------   -----------   -----------
          Net interest income after provision for loan
            losses......................................   11,696,534    10,766,840    10,030,406
Noninterest income:
  Fees and service charges on loans.....................      288,720       206,961       194,020
  Fees for other services to customers..................      660,045       596,110       657,705
  Net securities gains (note 2).........................       84,133       285,716       171,080
  Gain on trading activities............................       10,732         1,797        88,350
  Gain on sales of loans................................      817,084       726,599       201,418
  Loan servicing fees...................................      160,811       227,409       275,496
  Other income..........................................      694,827       626,939       498,172
                                                          -----------   -----------   -----------
          Total noninterest income......................    2,716,352     2,671,531     2,086,241
                                                          -----------   -----------   -----------


Noninterest expense:
  Salaries and employee benefits (notes 15 and 16)......  $ 4,889,172   $ 4,638,813   $ 4,614,802
  Occupancy expense (note 4)............................      975,086       903,978       783,434
  Equipment expense (note 4)............................      888,423       863,580       893,605
  FDIC insurance expense (note 10)......................       63,441        60,097       390,494
  Other (notes 2, 13 and 15)............................    3,753,721     3,265,249     3,036,002
                                                          -----------   -----------   -----------
          Total noninterest expense.....................   10,569,843     9,731,717     9,718,337
                                                          -----------   -----------   -----------
Income before income taxes..............................    3,843,043     3,706,654     2,398,310
Income tax expense (note 14)............................    1,432,591     1,302,871       908,565
                                                          -----------   -----------   -----------
          Net income....................................  $ 2,410,452   $ 2,403,783   $ 1,489,745
                                                          ===========   ===========   ===========
Earnings per share (notes 11 and 16):
  Basic.................................................  $       .88   $      1.00   $       .63
  Diluted...............................................  $       .86   $       .86   $       .56

                            See accompanying notes.

                        NORTHEAST BANCORP AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF CHANGES
                            IN STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                                                                       ACCUMULATED
                                                                                                          OTHER
                                                               ADDITIONAL                             COMPREHENSIVE
                                PREFERRED STOCK     COMMON       PAID-IN     TREASURY    RETAINED        INCOME
                                SERIES A AND B      STOCK        CAPITAL      STOCK      EARNINGS        (LOSS)          TOTAL
                                ---------------   ----------   -----------   --------   -----------   -------------   -----------
Balance at June 30, 1996......    $1,999,980      $1,421,950   $ 7,516,227   $(52,277)  $10,315,041     $(837,354)    $20,363,567
 Net income...................            --              --            --         --     1,489,745            --       1,489,745
 Other comprehensive income
   net of tax:
       Net unrealized income
         on investments
         available for sale,
         net of
         reclassification
         adjustment (note
         19)..................            --              --            --         --            --       503,179         503,179
                                                                                                                      -----------
       Total comprehensive
         income...............            --              --            --         --            --            --       1,992,924
 Issuance of common stock
   through exercise of stock
   options and purchase of
   treasury stock.............            --          20,000        83,450    (28,420)           --            --          75,030
 Exercise of stock warrants...            --          19,940        88,005     67,055            --            --         175,000
 Treasury stock issued --
   employee stock bonus.......            --              --          (268)    13,642            --            --          13,374
 Issuance of common stock.....            --           1,019        12,468         --            --            --          13,487
 Dividends on preferred
   stock......................            --              --            --         --      (139,997)           --        (139,997)
 Dividends on common stock at
   $0.21 per share............            --              --            --         --      (397,805)           --        (397,805)
                                  ----------      ----------   -----------   --------   -----------     ---------     -----------
Balance at June 30, 1997......     1,999,980       1,462,909     7,699,882         --    11,266,984      (334,175)     22,095,580
 Net income...................            --              --            --         --     2,403,783            --       2,403,783
 Other comprehensive income
   net of tax:
       Net unrealized income
         on investments
         available for sale,
         net of
         reclassification
         adjustment (note
         19)..................            --              --            --         --            --       269,727         269,727
                                                                                                                      -----------
       Total comprehensive
         income...............            --              --            --         --            --            --       2,673,510
 Issuance of common stock.....            --             939        15,730         --            --            --          16,669
 Conversion of preferred stock
   Series B (note 12).........      (999,992)        214,284       785,708         --            --            --              --
 Stock split in the form of a
   dividend...................            --         740,807            --         --      (741,902)           --          (1,095)
 Stock options exercised and
   treasury stock purchased...            --          32,200       158,500    (44,988)           --            --         145,712
 Treasury stock sold..........            --              --            --     44,988            --            --          44,988
 Exercise of stock warrants...            --         163,146       598,287         --            --            --         761,433
 Dividends on preferred
   stock......................            --              --            --         --      (125,827)           --        (125,827)
 Dividends on common stock at
   $0.21 per share............            --              --            --         --      (471,443)           --        (471,443)
                                  ----------      ----------   -----------   --------   -----------     ---------     -----------
Balance at June 30, 1998......       999,988       2,614,285     9,258,107         --    12,331,595       (64,448)     25,139,527
 Net income...................            --              --            --         --     2,410,452            --       2,410,452
 Other comprehensive income
   net of tax:
Net unrealized loss on
 investments available for
 sale, net of reclassification
 adjustment (note 19).........            --              --            --         --            --      (375,080)       (375,080)
                                                                                                                      -----------
       Total comprehensive
         income...............            --              --            --         --            --            --       2,035,372
 Issuance of common stock.....            --           1,477        14,780         --            --            --          16,257
 Stock options exercised......            --          16,500        71,786         --            --            --          88,286
 Dividends on preferred
   stock......................            --              --            --         --       (25,667)           --         (25,667)
 Dividends on common stock at
   $0.21 per share............            --              --            --         --      (570,660)           --        (570,660)
 Conversion of preferred stock
   Series A (note 12).........      (999,988)        136,362       863,626         --            --            --              --
                                  ----------      ----------   -----------   --------   -----------     ---------     -----------
Balance at June 30, 1999......    $       --      $2,768,624   $10,208,299   $     --   $14,145,720     $(439,528)    $26,683,115
                                  ==========      ==========   ===========   ========   ===========     =========     ===========

                            See accompanying notes.

                        NORTHEAST BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                                  1999           1998           1997
                                                              ------------   ------------   ------------
Cash flows from operating activities:
  Net income................................................  $  2,410,452   $  2,403,783   $  1,489,745
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Provision for loan losses...............................       610,017        706,100        614,427
    Provision for losses on other real estate owned.........        47,000         62,300         39,000
    Deferred income tax expense (benefit)...................        86,398        (14,949)       (72,290)
    Depreciation of premises and equipment and other........       755,956        617,628        665,193
    Goodwill amortization and impairment provision..........       461,569        296,374        296,374
    Net gain on sale of available for sale securities.......       (84,133)      (285,716)      (171,080)
    Net gains on sales of loans.............................      (817,084)      (726,599)      (201,418)
    Originations of loans held for sale.....................   (17,476,548)    (7,251,700)    (2,178,115)
    Proceeds from sale of loans held for sale...............    17,908,553      7,287,744      2,430,823
    Net change in trading account securities................        50,000        (25,000)       172,621
    Other...................................................      (118,171)        41,035       (103,988)
    Change in other assets and liabilities:
      Interest receivable...................................       (56,962)      (293,605)      (125,996)
      Other assets and liabilities..........................    (1,241,063)       466,597        (17,869)
                                                              ------------   ------------   ------------
  Net cash provided by operating activities.................     2,535,984      3,283,992      2,837,427
Cash flows from investing activities:
  Proceeds from the sale of available for sale securities...     6,930,743     27,974,991     12,377,154
  Purchases of available for sale securities................   (15,992,030)   (15,666,889)   (12,129,135)
  Proceeds from maturities and principal payments on
    available for sale securities...........................     4,086,624      3,588,092      3,256,713
  Proceeds from sale of loans...............................    11,278,496     17,479,139             --
  Purchases of loans........................................   (27,913,995)   (66,283,950)   (25,425,642)
  Net increase in loans.....................................   (20,629,306)   (10,509,720)   (10,910,942)
  Additions to premises and equipment.......................    (1,424,307)      (363,562)    (1,043,176)
  Proceeds from sale of other real estate owned.............       422,787        214,884        519,871
  Purchase of Federal Home Loan Bank stock..................            --     (1,559,500)    (1,362,700)
                                                              ------------   ------------   ------------
        Net cash used by investing activities...............   (43,240,988)   (45,126,515)   (34,717,857)
                                                              ------------   ------------   ------------
Cash flows from financing activities:
  Net increase in deposits..................................  $ 35,339,938   $ 11,102,811   $  8,066,043
  Net (repayments) borrowings from the Federal Home Loan
    Bank....................................................      (558,236)    23,945,481     27,856,994
  Net increase in repurchase agreements.....................     6,662,245        106,972      1,335,656
  Dividends paid............................................      (596,327)      (597,270)      (537,802)
  Treasury stock purchased..................................            --        (44,988)       (28,420)
  Treasury stock sold.......................................            --         44,988             --
  Stock options exercised...................................        88,286        190,700        103,450
  Warrants exercised........................................            --        761,433        175,000
  Issuance of common stock..................................        16,257         16,669         13,487
  Stock split -- payment for fractional shares..............            --         (1,095)            --
  Principal payments on note payable........................      (305,555)      (305,556)      (203,581)
                                                              ------------   ------------   ------------
        Net cash provided by financing activities...........    40,646,608     35,220,145     36,780,827
                                                              ------------   ------------   ------------
Net (decrease) increase in cash and cash equivalents........       (58,396)    (6,622,378)     4,900,397
Cash and cash equivalents, beginning of year................    12,151,966     18,774,344     13,873,947
                                                              ------------   ------------   ------------
Cash and cash equivalents, end of year......................  $ 12,093,570   $ 12,151,966   $ 18,774,344
                                                              ============   ============   ============
Supplemental schedule of cash flow information:
  Interest paid.............................................  $ 14,610,453   $ 12,727,917   $ 11,159,387
  Income taxes paid.........................................     1,524,000        972,000        641,000
Supplemental schedule of noncash investing and financing
  activities:
  Transfer from loans to other real estate owned............  $    301,537   $     56,861   $    538,019
  Change in valuation allowance for unrealized losses on
    available for sale securities, net of tax...............       375,080        269,727        503,179
  Net change in deferred taxes for unrealized losses on
    available for sale securities...........................       193,222        138,949        259,214
  Transfer of nonmarketable investment security to other
    assets..................................................        45,000             --             --

                            See accompanying notes.

                        NORTHEAST BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1999, 1998 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Northeast Bancorp and Subsidiary (the Company) conform to generally accepted accounting principles and general practice within the banking industry.

     Business

     Northeast Bancorp provides a full range of banking services to individual and corporate customers throughout south central and western Maine through its wholly owned subsidiary, Northeast Bank, F.S.B. The bank is subject to competition from other financial institutions. The bank is subject to the regulations of the Federal Deposit Insurance Corporation (FDIC) and the Office of Thrift Supervision (OTS) and undergoes periodic examinations by these agencies.

     Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Northeast Bancorp, a savings and loan holding company, and its wholly-owned subsidiary, Northeast Bank, F.S.B. (including the Bank's wholly-owned subsidiary, Northeast Financial Services, Inc.) All significant intercompany transactions and balances have been eliminated in consolidation.

     Use of Estimates

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the carrying value of real estate acquired through foreclosure, management obtains independent appraisals for significant properties.

     A substantial portion of the Company's loans are secured by real estate in the State of Maine. In addition, all of the real estate acquired through foreclosure is located in the same market. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of the carrying amount of real estate acquired through foreclosure are susceptible to changes in market conditions in Maine.

     Merger

     On October 24, 1997, the Company merged with Cushnoc Bank and Trust Company in a transaction accounted for as a pooling of interests. All financial information includes the accounts of Cushnoc Bank and Trust Company for all periods presented prior to the date of the merger (See note 15). Cushnoc Bank and Trust Company had a fiscal year based on the twelve months ending December
31. Upon consummation of the merger, Cushnoc Bank and Trust Company was merged into the Company's banking subsidiary, Northeast Bank, F.S.B.

     Cash and Cash Equivalents

     For purposes of presentation in the cash flow statements, cash and cash equivalents consist of cash and due from banks, Federal Home Loan Bank overnight deposits and interest bearing deposits. The Company is

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

required to maintain a certain reserve balance in the form of cash or deposits with the Federal Reserve Bank. At June 30, 1999, the reserve balance was approximately $1,211,000.

     Available for Sale Securities

     Marketable equity securities, and debt securities which may be sold prior to maturity, are classified as available for sale and are carried at market value. Market value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders' equity. When a decline in market value of a security is considered other than temporary, the loss is charged to other expense in the consolidated statements of income and is treated as a writedown of the security's "cost". Gains and losses on the sale of securities are recognized on the trade date using the specific identification method.

     Federal Home Loan Bank Stock

     Federal Home Loan Bank stock is carried at cost.

     Loans Held for Sale and Mortgage Banking Activities

     Loans originated for sale are specifically identified and carried at the lower of aggregate cost or market value, estimated based on bid quotations from loan dealers. The carrying value of loans held for sale approximates the market value at June 30, 1999 and 1998. Gains and losses on sales of loans are determined using the specific identification method and are reflected as gain on sales of loans in the consolidated statements of income.

     The Company recognizes as separate assets the rights to service mortgage loans for others, and performs an assessment of capitalized mortgage servicing rights for impairment based on the current fair value of those rights. The Company capitalizes mortgage servicing rights at their allocated cost (based on the relative fair values of the rights and the related loans) upon the sale of the related loans.

     The Company's mortgage servicing rights asset at June 30, 1999 and 1998 was approximately $569,000 and $363,000, respectively, and is included in other assets in the consolidated statements of financial position. Mortgage servicing rights are amortized on an accelerated method over the estimated weighted average life of the loans. The Company's assumptions with respect to prepayments, which affect the estimated average life of the loans, are adjusted periodically to reflect current circumstances. The Company evaluates the estimated life of its servicing portfolio based on data which is disaggregated to reflect note rate, type and term on the underlying loans.

     Loans

     Loans are carried at the principal amounts outstanding plus net premiums paid and net deferred loan costs. Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. Loan premiums paid to acquire loans are recognized as a reduction of interest income over the estimated life of the loans. Loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest, or when in management's judgment the collectibility of interest or principal of the loan has been significantly impaired. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months. Loans are classified as impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

terms of the loan agreement. Factors considered by management in determining impairment include payment status and collateral value.

     Allowance for Loan Losses

     The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance.

     The allowance is an amount that management believes will be adequate to absorb possible loan losses based on evaluations of collectibility and prior loss experience. The evaluation takes into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, specific problem loans, and current and anticipated economic conditions that may affect the borrowers' ability to repay.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, changing economic conditions and the economic prospects of the borrowers might necessitate future additions to the allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred and the cost of major renewals and betterments are capitalized.

     Long-lived assets are evaluated periodically for impairment. An assessment of recoverability is performed prior to any writedown of the asset. If circumstances suggest that their value may be impaired, then an expense would be charged in the then current period.

     Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     Other Real Estate Owned

     Other real estate owned is comprised of properties acquired through foreclosure proceedings, or acceptance of a deed or title in lieu of foreclosure. Other real estate owned is carried at the lower of cost or fair value of the collateral less estimated selling expenses. Losses arising from the acquisition of such properties are charged against the allowance for loan losses. Operating expenses and any subsequent provisions to reduce the carrying value are charged against current period earnings. Gains and losses upon disposition are reflected in earnings as realized.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     Goodwill

     Goodwill arising from acquisitions is being amortized on a straight-line basis over ten to fifteen year periods. Goodwill is reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset (See note 13).

     Advertising Expense

     Advertising costs are expensed as incurred. Advertising costs were approximately $218,000, $172,000 and $187,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

     Stock-Based Compensation

     Compensation expense for the Stock Option Plans is accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Stock Option Plans are noncompensatory plans and no expense is recognized. Shares not yet awarded are not considered outstanding for purposes of computing earnings per share.

     Comprehensive Income

     In 1999, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. No adjustments to recorded amounts were required by adoption of this statement. Accumulated other comprehensive income or loss consists solely of net unrealized gains or losses on investment securities available for sale.

     New Accounting Pronouncements Not Yet Implemented

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is scheduled to be effective in fiscal 2001. SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, is scheduled to be effective in fiscal 2000. Management of the Company does not expect these statements to have a significant effect on the Company's financial position or results of operations based on the Company's current activities.

2. AVAILABLE FOR SALE SECURITIES

     A summary of the cost and approximate fair values of available for sale securities at June 30, 1999 and 1998 follows:

                                                1999                        1998
                                      -------------------------   -------------------------
                                                       FAIR                        FAIR
                                         COST          VALUE         COST          VALUE
                                      -----------   -----------   -----------   -----------
Debt securities issued by the U.S.
Treasury and other U.S. Government
  corporations and agencies.........  $   596,626   $   598,445   $ 4,696,659   $ 4,698,266
Corporate bonds.....................      201,916       199,527       202,952       203,484
Mortgage-backed securities..........   16,653,302    16,027,028     7,723,843     7,714,332
Equity securities...................    1,268,424     1,229,317     1,083,018       992,741
                                      -----------   -----------   -----------   -----------
                                      $18,720,268   $18,054,317   $13,706,472   $13,608,823
                                      ===========   ===========   ===========   ===========

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     The gross unrealized gains and unrealized losses on available for sale securities are as follows:

                                                     JUNE 30, 1999             JUNE 30, 1998
                                                -----------------------   -----------------------
                                                  GROSS        GROSS        GROSS        GROSS
                                                UNREALIZED   UNREALIZED   UNREALIZED   UNREALIZED
                                                  GAINS        LOSSES       GAINS        LOSSES
                                                ----------   ----------   ----------   ----------
Debt securities issued by the U.S.
Treasury and other U.S.
Government corporations and agencies..........   $ 2,752      $    933     $ 4,157      $  2,550
Corporate bonds...............................       681         3,070         789           257
Mortgage-backed securities....................     3,287       629,561      27,730        37,241
Equity securities.............................    15,631        54,738      16,676       106,953
                                                 -------      --------     -------      --------
                                                 $22,351      $688,302     $49,352      $147,001
                                                 =======      ========     =======      ========

     At June 30, 1999, investment securities with a market value of approximately $14,938,000 were pledged as collateral to secure outstanding repurchase agreements.

     At June 30, 1999 and 1998, included in accumulated other comprehensive income (loss) as a reduction to stockholders' equity are net unrealized losses of $665,951 and $97,649, respectively, net of the deferred tax effect of $226,423 and $33,201, respectively.

     The cost and fair values of available for sale securities at June 30, 1999 by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               FAIR
                                                                 COST          VALUE
                                                              -----------   -----------
Due in one year.............................................  $   496,626   $   497,820
Due after one year through five years.......................      301,916       300,152
                                                              -----------   -----------
                                                                  798,542       797,972
Mortgage-backed securities (including securities with
  interest rates ranging from 5.15% to 9.0% maturing
  September 2003 to March 2029).............................   16,653,302    16,027,028
Equity securities...........................................    1,268,424     1,229,317
                                                              -----------   -----------
                                                              $18,720,268   $18,054,317
                                                              ===========   ===========

     Realized gains and losses on available for sale securities for the year ended June 30, 1999 were $85,891 and $1,758, respectively, for the year ended June 30, 1998 were $288,196 and $2,480, respectively, and for the year ended June 30, 1997 were $171,205 and $125, respectively.

     Based on management's assessment of available for sale securities, there has been more than a temporary decline in fair value of certain securities. For the years ended June 30, 1999, 1998 and 1997, write-downs of available for sale securities were $95,728, $172,235 and $110,000, respectively, and are included in other expense in the consolidated statements of income.

3. LOANS RECEIVABLE

     The Company's lending activities are predominantly conducted in south central and western Maine. However, the Company does purchase residential mortgage loans in the open market out of this geographical area. The Company grants single-family and multi-family residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for land development.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

Also, the Company participates in indirect lending arrangements for automobile, equipment and mobile home loans. The Company's indirect lending activities are conducted in south central and western Maine. Most loans granted by the Company are collateralized by real estate. The ability and willingness of residential and commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic area and/or the general economy.

     In the ordinary course of business, the Company has loan transactions with its officers, directors and their associates and affiliated companies ("related parties") at substantially the same terms as those prevailing at the time for comparable transactions with others. Such loans amounted to $3,500,973 and $2,219,800 at June 30, 1999 and 1998, respectively. In 1999, new loans granted to related parties totaled $2,008,528; payments and reductions amounted to $727,355.

     Included in the loan portfolio are unamortized premiums on purchased loans of approximately $742,000 and $1,016,000 at June 30, 1999 and 1998,
respectively.

     Activity in the allowance for loan losses was as follows:

                                                             YEARS ENDED JUNE 30,
                                                     ------------------------------------
                                                        1999         1998         1997
                                                     ----------   ----------   ----------
Balance at beginning of year.......................  $2,978,000   $2,741,809   $2,760,872
Provision charged to operating expenses............     610,017      706,100      614,427
Loans charged off..................................    (926,364)    (785,111)    (772,250)
Recoveries on loans charged off....................     262,347      315,202      138,760
                                                     ----------   ----------   ----------
  Net loans charged off............................    (664,017)    (469,909)    (633,490)
                                                     ----------   ----------   ----------
Balance at end of year.............................  $2,924,000   $2,978,000   $2,741,809
                                                     ==========   ==========   ==========

     Commercial and commercial real estate loans with balances greater than $25,000 are considered impaired when it is probable that the Company will not collect all amounts due in accordance with the contractual terms of the loan. Loans that are returned to accrual status are no longer considered to be impaired. Certain loans are exempt from individual impairment evaluation, including large groups of smaller-balance homogenous loans that are collectively evaluated for impairment, such as consumer and residential mortgage loans and commercial loans with balances less than $25,000.

     The allowance for loan losses includes impairment reserves related to loans that are identified as impaired, which are based on discounted cash flows using the loan's effective interest rate, the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loans that experience insignificant payment delays (less than 60 days) and insignificant shortfalls in payment amounts (less than 10%) generally are not classified as impaired. Restructured loans are reported as impaired in the year of restructuring. Thereafter, such loans may be removed from the impaired loan disclosure if the loans were paying a market rate of interest at the time of restructuring and are performing in accordance with their renegotiated terms.

     At June 30, 1999, total impaired loans were $612,867 of which $241,420 had related allowances of $77,200. During the year ended June 30, 1999, the income recognized related to impaired loans was $66,030 and the average balance of outstanding impaired loans was $1,229,987. At June 30, 1998, total impaired loans were $1,623,720 of which $927,355 had related allowances of $251,474. During the year ended June 30, 1998, the income recognized related to impaired loans was $19,693 and the average balance of outstanding impaired loans was $1,956,488. At June 30, 1997, total impaired loans were $1,661,698 of which $844,457 had related allowances of $369,474. During the year ended June 30, 1997, the income recognized related to

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

impaired loans was $50,690 and the average balance of outstanding impaired loans was $1,330,983. The Company recognizes interest on impaired loans on a cash basis when the ability to collect the principal balance is not in doubt; otherwise, cash received is applied to the principal balance of the loan.

     Loans on nonaccrual status, including impaired loans described above, at June 30, 1999 and 1998 totaled approximately $1,144,000 and $2,248,000, respectively. Interest income that would have been recorded under the original terms of such loans, net of interest income actually recognized for the years ended June 30, 1999, 1998 and 1997, totaled approximately $71,000, $165,000 and $203,000, respectively.

     The Company has no material outstanding commitments to lend additional funds to customers whose loans have been placed on nonaccrual status or the terms of which have been modified.

     The Company was servicing for others mortgage loans of approximately $64,690,000, $55,581,000 and $42,509,000 at June 30, 1999, 1998 and 1997,
respectively.

4. PREMISES AND EQUIPMENT

     Premises and equipment at June 30, 1999 and 1998 are summarized as follows:

                                                                 1999         1998
                                                              ----------   ----------
Land........................................................  $1,012,503   $1,037,503
Buildings...................................................   2,586,996    2,503,254
Leasehold and building improvements.........................   1,272,732    1,130,270
Furniture, fixtures and equipment...........................   3,818,358    4,480,402
                                                              ----------   ----------
                                                               8,690,589    9,151,429
Less accumulated depreciation...............................   3,653,563    4,677,544
                                                              ----------   ----------
          Net premises and equipment........................  $5,037,026   $4,473,885
                                                              ==========   ==========

     Depreciation and amortization of premises and equipment, included in occupancy and equipment expense, was $754,665, $615,591 and $660,871 for the years ended June 30, 1999, 1998 and 1997, respectively.

5. OTHER REAL ESTATE OWNED

     The following table summarizes the composition of other real estate owned at June 30:

                                                                1999       1998
                                                              --------   --------
Real estate properties acquired in settlement of loans        $221,575   $355,596
Less allowance for losses                                       27,725      5,100
                                                              --------   --------
                                                              $193,850   $350,496
                                                              ========   ========

     Activity in the allowance for losses on other real estate owned was as follows:

                                                          1999       1998        1997
                                                        --------   ---------   --------
Balance at beginning of year                            $  5,100   $  50,839   $100,000
Provision for losses on other real estate owned           47,000      62,300     39,000
Other real estate owned write-downs                      (24,375)   (108,039)   (88,161)
                                                        --------   ---------   --------
Balance at end of year                                  $ 27,725   $   5,100   $ 50,839
                                                        ========   =========   ========

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

6. DEPOSITS

     Deposits at June 30 are summarized as follows:

                                    WEIGHTED
                                  AVERAGE RATE            1999                     1998
                                  AT JUNE 30,    ----------------------   ----------------------
                                      1999          AMOUNT      PERCENT      AMOUNT      PERCENT
                                  ------------   ------------   -------   ------------   -------
Demand..........................     0.00%       $ 17,891,552      8.2%   $ 15,209,219      8.3%
NOW.............................      2.66         31,203,347     14.2      23,429,512     12.7
Money market....................      2.16          7,156,424      3.3      11,993,110      6.5
Regular savings.................      2.15         21,999,615     10.0      20,305,953     11.0
Certificates of deposit:
  1.00 - 3.75%..................      2.35          1,093,801       .5         360,674       .2
  3.76 - 5.75%..................      5.12        103,086,863     47.0      55,603,422     30.2
  5.76 - 7.75%..................      6.10         36,924,752     16.8      57,105,075     31.0
  7.76 - 9.75%..................      8.00              7,681       .0          17,132       .1
                                      ----       ------------    -----    ------------    -----
                                     4.47%       $219,364,035   100.0%    $184,024,097    100.0%
                                      ====       ============    =====    ============    =====

     At June 30, 1999, scheduled maturities of certificates of deposit are as follows:

                          2000          2001          2002         2003         2004      THEREAFTER
                       -----------   -----------   ----------   ----------   ----------   ----------
1.00 - 3.75%.........  $ 1,090,387   $     3,414   $       --   $       --   $       --   $       --
3.76 - 5.75%.........   76,299,359    22,282,660    2,072,149    1,358,661    1,036,081       37,953
5.76 - 7.75%.........   21,051,009     8,118,697    7,117,931      637,115           --           --
7.76 - 9.75%.........        7,681            --           --           --           --           --

     Interest expense on deposits for the years ended June 30, 1999, 1998 and 1997 is summarized as follows:

                                                        1999         1998         1997
                                                     ----------   ----------   ----------
NOW................................................  $  932,896   $  269,412   $  216,437
Money market                                            209,733      466,453      536,623
Regular savings....................................     514,917      569,901      592,148
Certificates of deposit............................   7,022,751    6,280,951    5,758,167
                                                     ----------   ----------   ----------
                                                     $8,680,297   $7,586,717   $7,103,375
                                                     ==========   ==========   ==========

7. FEDERAL HOME LOAN BANK BORROWINGS

     A summary of borrowings from the Federal Home Loan Bank are as follows:

                  JUNE 30, 1999
---------------------------------------------------
PRINCIPAL AMOUNTS   INTEREST RATES   MATURITY DATES
-----------------   --------------   --------------
  $ 42,000,000      4.64% - 6.27%         2000
     3,148,288      4.98  - 6.40          2001
     2,815,780      5.38  - 6.49          2002
     9,515,546      5.69  - 6.64          2003
     3,402,102      5.55  - 6.67          2004
     9,000,000      5.25  - 6.65          2005
    34,000,000      4.89  - 5.68          2008
  ------------
  $103,881,716
  ============

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

                    JUNE 30, 1998
---------------------------------------------------
PRINCIPAL AMOUNTS   INTEREST RATES   MATURITY DATES
-----------------   --------------   --------------
  $ 43,745,440      5.55% - 6.00%         1999
     4,000,000      5.88  - 6.27          2000
     1,212,676      5.56  - 6.40          2001
     1,138,627      6.21  - 6.49          2002
     9,631,854      5.69  - 6.64          2003
     1,711,355      6.36  - 6.67          2004
     9,000,000      5.25  - 6.65          2005
    34,000,000      4.89  - 5.68          2008
  ------------
  $104,439,952
  ============

     Residential mortgages on one to four family owner occupied homes, free of liens, pledges and encumbrances, investment securities not otherwise pledged, and the Company's Federal Home Loan Bank stock equal to at least 200% of the borrowings from that bank have been pledged under a blanket agreement to secure these borrowings. The Company is required to own stock of the Federal Home Loan Bank of Boston in order to borrow from the Federal Home Loan Bank. Several of the Federal Home Loan Bank borrowings held at June 30, 1999 are adjustable and, therefore, the rates are subject to change.

     At June 30, 1999, the Company had approximately $2,100,000 available under a line of credit arrangement with the FHLB. Also, in addition to the FHLB advances outstanding at June 30, 1999, the Company had approximately $24,000,000 available for long-term advances with the FHLB.

8. NOTE PAYABLE

     The note payable at June 30, 1999 and 1998 consists of a loan from an unrelated financial institution relating to the acquisition of a bank. The note is payable in eighteen equal quarterly principal payments of $76,389. Interest is payable monthly at 8%. The Company has pledged Northeast Bank F.S.B. common stock and a $400,000 key man life insurance policy as collateral for the loan.

     The loan agreement contains certain covenants which limit capital expenditures of the Company and the amount of nonperforming loans, requires minimum loan loss reserves, capital and return on assets, and the Company is required to obtain approval from the lender before the Company can commit to a merger or consolidation with another entity. At June 30, 1999, the Company was in compliance with these covenants.

9. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     During 1999 and 1998, the Company sold securities under agreements to repurchase. The weighted average interest rate on repurchase agreements was 4.07% and 4.20% at June 30, 1999 and 1998, respectively. These borrowings, which were scheduled to mature within 180 days, were collateralized by GNMA securities with a market value of $14,938,000 and amortized cost of $15,525,000 at June 30, 1999, and a market value of $8,547,000 and amortized cost of $8,558,000 at June 30, 1998. The average balance of repurchase agreements was $8,202,000 and $4,917,000 during the years ended June 30, 1999 and 1998, respectively. The maximum amount outstanding at any month-end during 1999 and 1998 was $11,868,000 and $5,737,000, respectively. Securities sold under these agreements were under the control of the Company during 1999 and 1998.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

10. CAPITAL AND REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

     As of June 30, 1999 and 1998, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 capital as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios established by the Federal Deposit Insurance Corporation (FDIC) as set forth in the table below. The Bank is also subject to certain capital requirements established by the OTS. At June 30, 1999 and 1998, the Bank ratios exceeded the OTS regulatory requirements. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of June 30, 1999 and 1998.

     The Company is also subject to similar capital adequacy requirements and the regulatory requirements of federal banking agencies.

     The following tables illustrate the actual and required amounts and ratios for the Company and the Bank as set forth by the FDIC at the dates indicated.

                                                                                  TO BE "WELL
                                                                               CAPITALIZED" UNDER
                                                         FOR CAPITAL           PROMPT CORRECTIVE
                                       ACTUAL         ADEQUACY PURPOSES        ACTION PROVISIONS
                                   ---------------    ------------------      --------------------
                                   AMOUNT    RATIO    AMOUNT       RATIO       AMOUNT       RATIO
                                   -------   -----    -------      -----      --------      ------
                                                       (DOLLARS IN THOUSANDS)
As of June 30, 1999:
  Tier 1 (Core) capital (to risk
     weighted assets):
     Northeast Bancorp...........  $25,635   10.1%    M$10,160     M4.0%      M$15,239      M 6.0%
     Northeast Bank..............   25,615   10.1     M 10,159     M4.0       M 15,239      M 6.0
  Tier 1 (Core) capital (to total
     assets):
     Northeast Bancorp...........  $25,635    7.1%    M$14,533     M4.0%      M$18,167      M 5.0%
     Northeast Bank..............   25,615    7.1     M 14,533     M4.0       M 18,166      M 5.0
  Total capital (to risk weighted
     assets):
     Northeast Bancorp...........  $27,253   10.7%    M$20,319     M8.0%      M$25,399      M10.0%
     Northeast Bank..............   27,233   10.7     M 20,318     M8.0       M 25,398      M10.0

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

                                                                                  TO BE "WELL
                                                                               CAPITALIZED" UNDER
                                                         FOR CAPITAL           PROMPT CORRECTIVE
                                       ACTUAL         ADEQUACY PURPOSES        ACTION PROVISIONS
                                   ---------------    ------------------      --------------------
                                   AMOUNT    RATIO    AMOUNT       RATIO       AMOUNT       RATIO
                                   -------   -----    -------      -----      --------      ------
                                                       (DOLLARS IN THOUSANDS)
As of June 30, 1998:
  Tier 1 (Core) capital (to risk
     weighted assets):
     Northeast Bancorp...........  $22,211   10.2%    M$8,713      M4.0%      M$13,070      M 6.0%
     Northeast Bank..............   22,695   10.4     M 8,711      M4.0       M 13,067      M 6.0
  Tier 1 (Core) capital (to total
     assets):
     Northeast Bancorp...........  $22,211    6.9%    M$12,839     M4.0%      M$16,049      M 5.0%
     Northeast Bank..............   22,695    7.1     M 12,837     M4.0       M 16,046      M 5.0
  Total capital (to risk weighted
     assets):
     Northeast Bancorp...........  $23,891   11.0%    M$17,427     M8.0%      M$21,784      M10.0%
     Northeast Bank..............   24,374   11.2     M 17,422     M8.0       M 21,778      M10.0

     The Company may not declare or pay a cash dividend on, or repurchase, any of its capital stock if the effect thereof would cause the capital of the Company to be reduced below the capital requirements imposed by the regulatory authorities. The amount of dividends paid per share on common stock in the consolidated statements of changes in stockholders' equity for the years ended June 30, 1998 and 1997 have been restated for the effects of the stock split effected in the form of a dividend in December 1997.

     In September of 1996, Congress enacted comprehensive legislation amending the FDIC BIF-SAIF deposit insurance assessments on savings and loan institution deposits. The legislation imposed a one-time assessment on institutions holding SAIF deposits at March 31, 1995. As a result of this legislation, the Company incurred a special assessment of approximately $297,000 during 1997. This assessment is included in FDIC insurance expense in the 1997 consolidated statement of income.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

11. EARNINGS PER SHARE

     Basic earnings per share (EPS) are computed by dividing net income available to common stockholders by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. The 1998 and 1997 amounts have been restated to reflect the three-for-two stock split effected in the form of a dividend in December 1997. EPS amounts for 1997 have also been restated to give effect to Statement of Financial Accounting Standards No. 128, Earnings Per Share, adopted by the Company in fiscal 1998. Shares issuable relative to stock options granted and outstanding warrants have been reflected as an increase in the shares outstanding used to calculate diluted EPS, after applying the treasury stock method. The number of shares outstanding for Basic and Diluted EPS are presented as follows:

                                                          1999        1998        1997
                                                        ---------   ---------   ---------
Average shares outstanding, used in computing Basic
EPS...................................................  2,710,117   2,277,165   2,152,564
Effect of Dilutive Securities:
  Stock warrants and options outstanding..............     26,188      41,797     122,937
  Options and warrants exercised......................      8,177     167,116      42,063
  Convertible preferred stock.........................     50,062     309,165     350,646
                                                        ---------   ---------   ---------
Average equivalent shares outstanding, used in
  computing Diluted EPS...............................  2,794,544   2,795,243   2,668,210
                                                        =========   =========   =========

     There is a difference between net income and net income available to common stockholders which is used in the calculation of Basic EPS. The following table illustrates the difference:

                                                        1999         1998         1997
                                                     ----------   ----------   ----------
Net income.........................................  $2,410,452   $2,403,783   $1,489,745
Preferred stock dividends..........................     (25,667)    (125,827)    (139,997)
                                                     ----------   ----------   ----------
Net income available to common stockholders........  $2,384,785   $2,277,956   $1,349,748
                                                     ==========   ==========   ==========

12. PREFERRED STOCK

     In November of 1998, the preferred stock, Series A, was converted to common stock at a three to one ratio. There were no warrants attached to the Series A preferred stock. In April of 1998, the preferred stock, Series B, was converted into common stock at a three to one ratio. The Series B preferred stock was issued with warrants attached and during 1998, 163,146 warrants were exercised for a total capital contribution of $761,443. At June 30, 1998, all Series B preferred stock warrants had been exercised. No preferred stock is outstanding at June 30, 1999.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

13. OTHER EXPENSES

     Other expenses includes the following for the years ended June 30, 1999, 1998 and 1997:

                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Merger expense(note 15)....................................  $       --   $  318,061   $       --
Professional fees..........................................     471,083      310,390      398,704
General insurance..........................................      81,830      104,391      125,670
Printing and office supplies...............................     300,888      265,954      263,648
Real estate owned expenses.................................      44,219       50,912       64,907
Provision for losses on OREO...............................      47,000       62,300       39,000
Goodwill amortization......................................     461,569      296,374      296,374
Write-down of investment securities........................      95,728      172,235      110,000
Other......................................................   2,251,404    1,684,632    1,737,699
                                                             ----------   ----------   ----------
                                                             $3,753,721   $3,265,249   $3,036,002
                                                             ==========   ==========   ==========

     The goodwill amortization for 1999 included an impairment write-down of approximately $165,000.

14. INCOME TAXES

     The current and deferred components of income tax expense (benefit) were as follows for the years ended June 30, 1999, 1998 and 1997:

                                                                 1999         1998        1997
                                                              ----------   ----------   --------
Federal:
  Current...................................................  $1,290,783   $1,265,879   $942,244
  Deferred..................................................      86,398      (14,949)   (72,290)
                                                              ----------   ----------   --------
                                                               1,377,181    1,250,930    869,954
  State and local -- current................................      55,410       51,941     38,611
                                                              ----------   ----------   --------
                                                              $1,432,591   $1,302,871   $908,565
                                                              ==========   ==========   ========

     Total income tax expense is different from the amounts computed by applying the U.S. federal income tax rates in effect to income before income taxes. The reasons for these differences are as follows for the years ended June 30, 1999, 1998 and 1997:

                                    1999                  1998                 1997
                             -------------------   -------------------   -----------------
                                           % OF                  % OF                % OF
                                          PRETAX                PRETAX              PRETAX
                               AMOUNT     INCOME     AMOUNT     INCOME    AMOUNT    INCOME
                             ----------   ------   ----------   ------   --------   ------
Expected income tax expense
at federal tax rate........  $1,306,635    34.0%   $1,260,262    34.0%   $815,425    34.0%
State tax, net of federal
  tax benefit..............      36,571     1.0        34,281      .9      25,483     1.1
Non-deductible goodwill....      98,358     2.6        42,192     1.1      42,192     1.8
Dividend received
  deduction................     (19,367)    (.5)       (7,848)    (.2)     (6,873)    (.3)
Low income/rehabilitation
  credit...................     (20,000)    (.5)      (20,000)    (.5)    (20,000)    (.8)
Other......................      30,394      .8        (6,016)    (.2)     52,338     2.1
                             ----------    ----    ----------    ----    --------    ----
                             $1,432,591    37.4%   $1,302,871    35.1%   $908,565    37.9%
                             ==========    ====    ==========    ====    ========    ====

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1999 and 1998 are presented below:

                                                                 1999         1998
                                                              ----------   ----------
Deferred tax assets:
  Loans, principally due to allowance for loan losses.......  $  994,000   $1,013,000
  Deferred gain on loan sales...............................      46,000       51,000
  Interest on nonperforming loans...........................      24,000       56,000
  Difference in tax and financial statement bases of
     investments............................................     331,000      154,000
  Difference in tax and financial statement amortization of
     deductible goodwill....................................     107,000      100,000
  Other.....................................................      99,000       57,000
                                                              ----------   ----------
          Total deferred tax assets.........................   1,601,000    1,431,000
Deferred tax liabilities:
  Loan loss reserve -- tax basis............................     (74,000)     (89,000)
  Mortgage servicing rights.................................    (193,000)    (124,000)
  Other.....................................................     (41,000)     (53,000)
                                                              ----------   ----------
          Total deferred tax liabilities....................    (308,000)    (266,000)
                                                              ----------   ----------
          Net deferred tax assets, included in other
            assets..........................................  $1,293,000   $1,165,000
                                                              ==========   ==========

     The Company has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax asset. Accordingly, no valuation allowance has been recorded at June 30, 1999 and 1998.

     Tax legislation requires that all thrift institutions recapture all or a portion of their tax bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Company has previously recorded a deferred tax liability equal to the tax bad debt recapture and as such, the rules will have no effect on net income or federal income tax expense. The unrecaptured base year reserves will not be subject to recapture as long as the Company continues to carry on the business of banking. In addition, the balance of the pre-1988 tax bad debt reserves continue to be subject to provisions of present law that require recapture in the case of certain excess distributions to stockholders. For federal income tax purposes, the Company has designated approximately $2,400,000 of net worth as a reserve for tax bad debts on loans. The use of this amount for purposes other than to absorb losses on loans would result in taxable income and financial statement tax expense at the then current tax rate, since no deferred taxes have been provided for base year reserve recapture.

15. MERGER

     In October 1997, the Company issued approximately 188,000 shares of its common stock for all the outstanding common stock of Cushnoc Bank and Trust Company, of Augusta, Maine (Cushnoc). Cushnoc shareholders received 2.089 shares of the Company's common stock for each share of Cushnoc common stock. The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements were restated for all periods prior to the business combination to include the results of operations, financial position and cash flows of Cushnoc. No adjustments were necessary to conform Cushnoc's methods of accounting to the methods used by the Company. There were no significant intercompany transactions prior to consummation of the merger. The costs associated with the merger totaled approximately $435,000, with $117,000 included in salaries and employee benefits and $318,000 included in other expense in the 1998 consolidated statement of income.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     The results of operations previously reported by the separate companies and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                                                THROUGH         YEAR ENDED
                                                            OCTOBER 24, 1997   JUNE 30, 1997
                                                            ----------------   -------------
Interest Income:
  Northeast Bancorp.......................................     $7,280,300       $20,029,140
  Cushnoc Bank............................................        613,733         1,906,581
                                                               ----------       -----------
  Combined................................................     $7,894,033       $21,935,721
                                                               ==========       ===========
Net Income (Loss):
  Northeast Bancorp.......................................     $  432,319       $ 1,507,103
  Cushnoc Bank............................................         29,435           (17,358)
                                                               ----------       -----------
  Combined................................................     $  461,754       $ 1,489,745
                                                               ==========       ===========

     There were no other changes in stockholders' equity prior to consummation of the merger in fiscal 1998 that were material to the financial position of the Company.

16. EMPLOYEE BENEFIT PLANS

     Profit Sharing Plan

     The Company has a profit sharing plan which covers substantially all full-time employees. Contributions and costs are determined as a percent of each covered employee's salary and are at the Board of Directors discretion. Expenses related to the profit sharing plan for the years ended June 30, 1999, 1998 and 1997 were $53,590, $43,500 and $130,000, respectively.

     401(k) Plan

     The Company offers a contributory 401(k) plan which is available to all full-time salaried and hourly-paid employees who are regularly scheduled to work 1,000 hours or more in a Plan year, have attained age 21, and have completed one year of employment. Employees may contribute between 1% and 15% of their base compensation to which the Company will match 50% up to the first 6% contributed. For the years ended June 30, 1999, 1998 and 1997, the Company contributed approximately $74,115, $60,700 and $38,300, respectively.

     Stock Option Plans

     The Company has adopted Stock Option Plans in 1987, 1989 and 1992. Both "incentive stock options" and "nonqualified stock options" may be granted pursuant to the Option Plans. Under the Option Plans, incentive stock options may only be granted to employees of the Company and nonqualified stock options may be granted to employees and nonemployee directors. All options granted under the Option Plans will be required to have an exercise price per share equal to at least the fair market value per share of common stock on the date the option is granted. Options immediately vest upon being granted. The options are exercisable for a maximum of ten years after the options are granted in the case of all incentive stock options, three years for nonqualified stock options in the 1987 plan and five years for nonqualified stock options in the 1989 and 1992 plans.

     In accordance with the Stock Option Plans, a total of 354,000 shares of unissued common stock were reserved for issuance pursuant to incentive stock options with 6,250 shares at June 30, 1999 available to be granted and 90,000 shares of unissued common stock were reserved for issuance pursuant to nonqualified stock options with 1,000 shares at June 30, 1999 available to be granted.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     The number of shares and the exercise prices in the following table for 1998 and 1997 have been retroactively restated for the stock split effected in the form of a dividend in December 1997. A summary of the qualified and non-qualified option activity for the years ended June 30 follows:

                                        1999                  1998                  1997
                                 -------------------   -------------------   -------------------
                                           WEIGHTED-             WEIGHTED-             WEIGHTED-
                                            AVERAGE               AVERAGE               AVERAGE
                                           EXERCISE              EXERCISE              EXERCISE
                                 SHARES      PRICE     SHARES      PRICE     SHARES      PRICE
                                 -------   ---------   -------   ---------   -------   ---------
Outstanding at beginning of
year...........................  123,000    $10.44     130,500    $ 6.01     139,500     $5.11
Granted........................   11,500      9.92      41,250     18.50      22,500      8.33
Exercised......................  (16,500)     5.35     (46,000)     5.11     (30,000)     3.45
Expired........................   (7,750)    18.50      (2,750)    10.18      (1,500)     8.33
                                 -------    ------     -------    ------     -------     -----
Outstanding at end of year.....  110,250    $10.59     123,000    $10.44     130,500     $6.01
                                 =======    ======     =======    ======     =======     =====
Options exercisable at year
  end..........................  110,250    $10.59     123,000    $10.44     130,500     $6.01
                                 =======    ======     =======    ======     =======     =====

     The following table summarizes information about stock options outstanding at June 30, 1999:

                                                             OPTIONS OUTSTANDING
                                             ----------------------------------------------------
                                                 NUMBER       WEIGHTED-AVERAGE
                                             OUTSTANDING AT      REMAINING       WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES                     JUNE 30, 1999    CONTRACTUAL LIFE    EXERCISE PRICE
------------------------                     --------------   ----------------   ----------------
$3.58......................................      15,000                 .5 year       $ 3.58
$7.50 to $10.50............................      61,250                6.0              7.90
$15.31 to $18.50...........................      34,000                8.5             18.41
                                                -------           --------            ------
$3.58 to $18.50............................     110,250                7.0            $10.59
                                                =======           ========            ======

     The per share weighted average fair value of stock options granted during 1999 and 1998 was $3.44 and $6.24, respectively, on the date of the grants using the Black Scholes option-pricing model as a valuation technique with the following average assumptions: expected dividend yield, 2.13% and 1.40%; risk-free interest rate, 5.79% and 5.46%; expected life, 8 years and 8 years; and expected volatility, 27.82% and 22.49%, respectively.

     For financial statement purposes, the Company measures the compensation costs of its stock option plans under Accounting Principles Board (APB) Opinion No. 25, whereby no compensation cost is recorded if, at the grant date, the exercise price of the options is equal to the fair market value of the Company's common stock. Had the Company determined cost based on the fair value at the grant date for its stock options under SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share for the year ended June 30, 1999 and June 30, 1998 would have been reduced to the pro forma amounts indicated below.

                                                                        EARNINGS PER SHARE
                                                             NET       --------------------
                                                            INCOME      BASIC      DILUTED
                                                          ----------   --------   ---------
JUNE 30, 1999:
  As reported...........................................  $2,410,452    $0.88       $0.86
  Pro forma.............................................   2,376,947     0.87        0.85
JUNE 30, 1998:
  As reported...........................................  $2,403,783    $1.00       $0.86
  Pro forma.............................................   2,225,811     0.92        0.80

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     The pro forma amounts reflect only stock options granted in 1997 and subsequent years. Therefore, the full impact of calculating the cost for stock options under Statement No. 123 is not reflected in the pro forma amounts presented above because the cost for options granted prior to July 1, 1995 is not considered under the requirements of Statement No. 123.

     Stock Purchase Plan

     The Company has a stock purchase plan which covers substantially all full-time employees with one year of service. Offerings under the Plan are made quarterly at the market value of the Company's common stock on the offering termination date. The maximum number of shares which may be purchased under the plan is 156,000 shares.

17. COMMITMENTS, CONTINGENT LIABILITIES AND OTHER OFF-BALANCE-SHEET RISKS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Financial instruments with contract amounts which represent credit risk:

                                                                 1999          1998
                                                              -----------   -----------
Commitments to originate loans:
  Residential real estate mortgages.........................  $ 9,392,000   $ 6,392,000
  Commercial real estate mortgages, including multi-family
     residential real estate................................   10,314,000     1,510,000
  Commercial business loans.................................    4,725,000     3,460,000
                                                              -----------   -----------
                                                               24,431,000    11,362,000
Unused lines of credit......................................   18,941,000    14,585,000
Standby letters of credit...................................    1,501,000       329,000
Unadvanced portions of construction loans...................    1,502,000     1,422,000

     At June 30, 1999, $925,000 of the stand-by letters of credit have been granted to related parties.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are issued to support private borrowing

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     Derivative Financial Instruments

     The Company has only limited involvement with derivative financial instruments and they are used for trading purposes. The derivative financial instruments used by the Company are covered call and put contracts on its equity securities portfolio. Gains and losses from entering into these types of contracts have been immaterial to the results of operations of the Company. The total value of securities under call and put contracts at any one time is immaterial to the Company's financial position, liquidity, or results of operations.

     Legal Proceedings

     The Company and its subsidiary are parties to litigation and claims arising in the normal course of business. Management believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's consolidated financial position.

     Lease Obligations

     The Company leases certain properties and equipment used in operations under terms of operating leases which include renewal options. Rental expense under these leases approximated $373,000, $380,000 and $246,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

     Approximate future minimum lease payments over the remaining terms of the leases at June 30, 1999 are as follows:

2000........................................................  $  266,000
2001........................................................     251,000
2002........................................................     251,000
2003........................................................     194,000
2004........................................................     182,000
2005 and after..............................................     828,000
                                                              ----------
                                                              $1,972,000
                                                              ==========

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

18. CONDENSED PARENT INFORMATION

     Condensed financial statements for Northeast Bancorp at June 30, 1999 and 1998 and for each of the years in the three year period ended June 30, 1999 are presented below.

BALANCE SHEETS

                                                                      JUNE 30,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
ASSETS
Cash (deposited with subsidiary)............................  $    80,758   $ 1,104,504
Investment in subsidiary....................................   26,051,816    23,908,576
Goodwill, net...............................................      611,845       713,819
Other assets................................................      632,094       413,620
                                                              -----------   -----------
          Total assets......................................  $27,376,513   $26,140,519
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Note payable................................................  $   687,500   $   993,055
Other liabilities...........................................        5,898         7,937
                                                              -----------   -----------
                                                                  693,398     1,000,992
Stockholders' equity........................................   26,683,115    25,139,527
                                                              -----------   -----------
          Total liabilities and stockholders' equity........  $27,376,513   $26,140,519
                                                              ===========   ===========

STATEMENTS OF INCOME

                                                                     YEARS ENDED JUNE 30,
                                                             ------------------------------------
                                                                1999         1998         1997
                                                             ----------   ----------   ----------
Income:
  Dividends from banking subsidiary........................  $   98,314   $       --   $       --
  Other income.............................................         758       76,556       16,232
                                                             ----------   ----------   ----------
          Total income.....................................      99,072       76,556       16,232
Expenses:
  Amortization expense.....................................     101,974      101,974      101,973
  Interest on note payable.................................      65,100       89,884      112,753
  Occupancy expense........................................          --       46,611       65,257
  General and administrative expenses......................      95,558       97,969       86,457
                                                             ----------   ----------   ----------
          Total expenses...................................     262,632      336,438      366,440
                                                             ----------   ----------   ----------
  Loss before income tax benefit and equity in
     undistributed net income of subsidiary................    (163,560)    (259,882)    (350,208)
Income tax benefit.........................................      55,692       53,967       82,371
                                                             ----------   ----------   ----------
  Loss before equity in undistributed net income of
     subsidiary............................................    (107,868)    (205,915)    (267,837)
Equity in undistributed net income of subsidiary...........   2,518,320    2,609,698    1,757,582
                                                             ----------   ----------   ----------
          Net income.......................................  $2,410,452   $2,403,783   $1,489,745
                                                             ==========   ==========   ==========

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED JUNE 30,
                                                          ---------------------------------------
                                                             1999          1998          1997
                                                          -----------   -----------   -----------
Cash flows from operating activities:
  Net income............................................  $ 2,410,452   $ 2,403,783   $ 1,489,745
  Adjustments to reconcile net income to net cash used
     by operations:
     Depreciation and amortization......................      101,974       110,658       114,775
     Treasury stock bonused.............................           --            --        13,374
     Undistributed earnings of subsidiary...............   (2,518,320)   (2,609,698)   (1,757,582)
     (Increase) decrease in other assets................     (218,474)      (46,502)       17,467
     Decrease in other liabilities......................       (2,039)       (4,911)      (56,337)
                                                          -----------   -----------   -----------
          Net cash used by operating activities.........     (226,407)     (146,670)     (178,558)
Cash flows from investing activities:
  Proceeds from sale of premises and equipment to
     subsidiary.........................................           --       367,696       245,167
  Purchase of premises and equipment....................           --          (368)       (7,086)
                                                          -----------   -----------   -----------
          Net cash provided by investing activities.....           --       367,328       238,081
Cash flows from financing activities:
  Principal payments on note payable....................     (305,555)     (305,556)     (201,389)
  Stock options exercised...............................       88,286       190,700       103,450
  Proceeds from issuance of common stock................       16,257        16,669        13,487
  Treasury stock purchased..............................           --       (44,988)      (28,420)
  Treasury stock sold...................................           --        44,988            --
  Dividends paid to stockholders........................     (596,327)     (597,270)     (537,802)
  Warrants exercised....................................           --       761,433       175,000
  Stock split -- payment for fractional shares..........  $        --   $    (1,095)  $        --
                                                          -----------   -----------   -----------
          Net cash (used) provided by financing
            activities..................................     (797,339)       64,881      (475,674)
                                                          -----------   -----------   -----------
          Net (decrease) increase in cash...............   (1,023,746)      285,539      (416,151)
Cash, beginning of year.................................    1,104,504       818,965     1,235,116
                                                          -----------   -----------   -----------
Cash, end of year.......................................  $    80,758   $ 1,104,504   $   818,965
                                                          ===========   ===========   ===========
Supplemental schedule of cash flow information:
  Interest paid.........................................  $    67,100   $    91,921   $   111,490

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

19. OTHER COMPREHENSIVE INCOME

     Beginning in 1999, SFAS No. 130, Reporting Comprehensive Income, requires display in financial statements of amounts of total comprehensive income and accumulated other comprehensive income. The components of other comprehensive income for the years ended 1999, 1998 and 1997 are as follows:

                                                          1999        1998       1997
                                                        ---------   --------   --------
Unrealized gains (losses) arising during the period,
net of tax effect of $197,195 in 1999, $177,534 in
1998 and $279,981 in 1997.............................  $(382,733)  $344,624   $543,492
Less: reclassification adjustment for gains, net of
  write-downs, included in net income, net of tax
  effect of $3,942 in 1999, $38,584 in 1998 and
  $20,767 in 1997.....................................      7,653    (74,897)   (40,313)
                                                        ---------   --------   --------
Other comprehensive income............................  $(375,080)  $269,727   $503,179
                                                        =========   ========   ========

20. SEGMENT REPORTING

     Northeast Bancorp through its subsidiary, Northeast Bank and it's subsidiary Northeast Financial Services, Inc., provide a broad range of financial services to individuals and companies in western and south central Maine. These services include lending, demand, savings and time deposits, cash management and trust services. While the Company's senior management team monitors the operations of the subsidiaries, the subsidiaries are primarily organized to operate in the banking industry. Substantially all income and services are derived from banking products and services in Maine. Accordingly, the Company's subsidiaries are considered by management to be aggregated in one reportable operating segment.

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates, methods and assumptions are set forth below for the Company's significant financial instruments.

     Cash and Cash Equivalents

     The fair value of cash, due from banks, interest bearing deposits and FHLB overnight deposits approximates their relative book values, as these financial instruments have short maturities.

     Available for Sale Securities

     The fair value of available for sale securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. Fair values are calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. If these considerations had been incorporated into the fair value estimates, the aggregate fair value amounts could have changed.

     Federal Home Loan Bank Stock

     This financial instrument does not have a market nor is it practical to estimate the fair value without incurring excessive costs.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     Loans

     Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimates of maturity are based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic conditions, lending conditions and the effects of estimated prepayments.

     Fair value for significant non-performing loans is based on estimated cash flows and is discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and historical information.

     The fair value of loans held for sale is estimated based on bid quotations received from loan dealers.

     Management has made estimates of fair value using discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale.

     Accrued Interest Receivable

     The fair value of this financial instrument approximates the book value as this financial instrument has a short maturity. It is the Company's policy to stop accruing interest on loans past due by more than ninety days. Therefore this financial instrument has been adjusted for estimated credit loss.

     Deposits

     The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered, the fair value of the Company's net assets could increase.

     Borrowed Funds, Note Payable and Repurchase Agreements

     The fair value of the Company's borrowings with the Federal Home Loan Bank is estimated by discounting the cash flows through maturity or the next repricing date based on current rates available to the Company for borrowings with similar maturities. The fair value of the note payable approximates the carrying value, as the interest rate approximates market rates. The fair value of repurchase agreements approximates the carrying value, as these financial instruments have a short maturity.

     Commitments to Originate Loans

     The Company has not estimated the fair value of commitments to originate loans due to their short term nature and their relative immateriality.

                        NORTHEAST BANCORP AND SUBSIDIARY

                          JUNE 30, 1999, 1998 AND 1997

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax asset, premises and equipment, other real estate owned and intangible assets, including the customer base. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following table presents the estimated fair value of the Company's significant financial instruments at June 30, 1999 and 1998:

                                         JUNE 30, 1999                 JUNE 30, 1998
                                  ---------------------------   ---------------------------
                                    CARRYING      ESTIMATED       CARRYING      ESTIMATED
                                     VALUE        FAIR VALUE       VALUE        FAIR VALUE
                                  ------------   ------------   ------------   ------------
Financial assets:
  Cash and cash equivalents.....  $ 12,094,000   $ 12,094,000   $ 12,152,000   $ 12,152,000
  Available for sale
     securities.................    18,054,000     18,054,000     13,609,000     13,609,000
  Loans held for sale...........       312,000        315,000        370,000        372,000
  Loans.........................   316,062,000    308,687,000    279,053,000    282,020,000
  Interest receivable...........     1,991,000      1,991,000      1,934,000      1,934,000
Financial liabilities:
  Deposits (with no stated
     maturity)..................    78,251,000     78,251,000     70,938,000     70,938,000
  Time deposits.................   141,113,000    141,352,000    113,086,000    113,488,000
  Borrowed funds................   103,882,000     99,986,000    104,440,000    102,052,000
  Note payable..................       688,000        688,000        993,000        993,000
  Repurchase agreements.........    11,868,000     11,868,000      5,206,000      5,206,000

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  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE
NOT, AND THE UNDERWRITER HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE FRONT COVER PAGE, BUT THE INFORMATION MAY HAVE CHANGED SINCE THAT DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
A Note About Forward-Looking
  Statements..........................    3
Prospectus Summary....................    5
Risk Factors..........................   13
NBN Capital Trust.....................   20
Use of Proceeds.......................   21
Capitalization........................   22
Accounting Treatment..................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   50
Description of Preferred Securities...   59
Description of Junior Subordinated
  Debentures..........................   72
Description of Guarantee..............   82
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Debentures, and the Guarantee.......   84
Certain Federal Income Tax
  Consequences........................   86
Certain ERISA Considerations..........   90
Supervision and Regulation............   90
Underwriting..........................  100
Validity of Securities................  101
Experts...............................  102
Where Can You Find More Information...  102
Documents Incorporated by Reference...  102
Index to Financial Statements.........  F-1

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                                   $7,000,000
                               NBN CAPITAL TRUST
                           9.60% PREFERRED SECURITIES

                         (LIQUIDATION AMOUNT $7.00 PER
                              PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY
                               NORTHEAST BANCORP
                           -------------------------
                                   PROSPECTUS
                            ------------------------
                                  ADVEST, INC.
                               November 17, 1999

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